Exhibit 99.3

ANNUAL REPORT OF OJSC ROSTELECOM

Appendix No.1 to Item 1 of the Agenda of

OJSC Rostelecom Annual General Meeting upon the results of the year 2006

Approved on a preliminary basis by

OJSC Rostelecom Board of Directors

Minutes of the Board of Directors No.16 dated April 28, 2007

OJSC ROSTELECOM ANNUAL REPORT

UPON RESULTS OF THE YEAR 2006

General Director

April 16, 2007	/s&s/	Dmitry Ye. Yerokhin

Chief Accountant

April 13, 2007	/s&s/	Roman. A. Frolov

Moscow, 2007

CONTENTS

ROSTELECOM AT A GLANCE	4
KEY OPERATING AND FINANCIAL INDICATORS	5
CHAIRMAN’S STATEMENT	7
GENERAL DIRECTOR’S MESSAGE	8
CALENDAR OF 2006 EVENTS	9
COMPANY’S POSITION WITHIN THE INDUSTRY	11
RISKS	17
REPORT OF THE COMPANY AND THE BOARD OF DIRECTORS UPON 2006 RESULTS	24
SUBSCRIBERS AND OPERATORS	24
OPERATING AND FINANCIAL RESULTS	27
MODERNIZATION AND DEVELOPMENT OF THE BACKBONE NETWORK	29
MULTI-SERVICE NETWORK AND INTELLIGENT PLATFORM	31
INVESTMENTS IN NETWORK ENHANCEMENT	32
MATERIAL TRANSACTIONS	34
INCREASING EFFICIENCY	35
SOCIAL RESPONSIBILITY	36
COMPANY’S 2007 GOALS	38
IMPOVING CORPORATE GOVERNANCE STANDARDS	40
SHARE CAPITAL	42
BOARD OF DIRECTORS	47
MANAGEMENT BOARD	60
AUDIT COMMISSION	71
CORPORATE GOVERNANCE RATINGS	74
CONTACT INFORMATION	83
EXHIBIT No.1	85
EXHIBIT No.2	93

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Rostelecom’s Annual Report upon results of the year 2006 (hereinafter referred to as the “Annual Report”) are “forward-looking statements” within the meaning of the U.S. federal securities laws, e.g. statements concerning plans, objectives, goals, strategies, future events or performance made on the basis of certain underlying assumptions or opinions about the events which have already happened, and such statements are covered by the safe harbors created thereby.

Such forward-looking statements appear in a number of Sections of this Annual Report, including such Sections as “Company’s Position within the Industry”, “Company’s 2007 Goals”, etc., and include statements regarding:

•              strategies, plans, outlook and growth prospects of Rostelecom (“the Company”);

•              growth in demand for the Company’s services;

•              economic outlook and industry trends;

•              development of the Company’s markets;

•              impact of new laws and regulations;

•              efforts of the Company’s competitors.

The aforesaid forward-looking statements are based upon various assumptions, management’s opinions about prospects of the Company’s development, as well as other data, including the data available from third parties, and are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements in this Annual Report.

These risks include the risk of changes in economic and financial situation in which the Company is operating and its business prospects, changes of financial and economic circumstances in Russia, changes in the existing or future regulation of the Russian telecommunications industry and the Russian legislation, as well as impact of competition and other factors. Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein.

The Company does not undertake any obligations to release publicly any revisions to this Annual Report to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable laws.

ROSTELECOM AT A GLANCE

Rostelecom, Russia’s national long-distance operator, is the country’s leading fixed-line telecommunications company. The Company owns and operates a 150,000 km nationwide fiber-optic backbone network, enabling the provision of telecommunications services on the whole territory of Russia.

Since January 1, 2006, Rostelecom has been providing fixed-line domestic long-distance (DLD) and international long-distance (ILD) services directly to corporate clients and individuals throughout Russia. These services are provided through the last-mile infrastructure of local or regional operators. In addition to traditional long-distance voice services, the Company provides its customers with a full range of intelligent and multimedia network services.

Rostelecom acts as the country’s principle “carriers’ carrier” interconnecting all local public operators’ networks into a single national telecommunication network. The Company is also a major provider of telecommunications services for state organizations and governmental agencies, television and radio broadcasters, as well as Internet service providers.

Rostelecom has established direct international connections with more than 100 operators in 72 countries, participates in 25 international cable systems and cooperates with 400 international operators and companies outside of Russia. The Company offers traffic transit services to international operators and can provide international leased line services for any level of capacity. As the leading fixed-line telecommunications operator of the Russian Federation, Rostelecom belongs to a number of international industry organizations, including the International Telecommunication Union (ITU) and the Telecommunication Operators Board of the Regional Commonwealth in the field of Communications (RCC).

Rostelecom’s majority shareholder is Svyazinvest owning 50.67% of ordinary (voting) shares of the Company. Rostelecom’s public free float is comprised of the remaining 49.33% of ordinary shares and 100% of preferred shares. A level II ADR program was launched in 1998 with a listing on the NYSE. Rostelecom’s securities are listed on the major Russian and foreign stock exchanges – the RTS, MICEX and NYSE, and quoted on many European stock markets, including London and Frankfurt, among others.

KEY OPERATING AND FINANCIAL INDICATORS

Mln. minutes	2005	2006	2006/2005%

DLD traffic	9,346.9	9,662.3	3.4
Outgoing ILD traffic	1,769.3	1,932.7	9.2
Incoming ILD traffic	1,875.0	2,460.7	31.2

RUR mln.

Revenue	40,291.7	60,033.1	49.0

EBITDA	14,587.7	11,045.3	-24.3
EBITDA margin,%	36.2	18.4

Operating profit	11,961.1	7,786.2	-34.9
Operating margin,%	29,7	13.0

Net profit	9,027.9	7,185.1	-20.4
Net margin,%	22.4	12.0

Dividends
On preferred shares	1,138.0	934.0	-17.9
On ordinary shares	902.8	718.5	-20.4

CHAIRMAN’S STATEMENT

Dear Shareholders,

In 2006 the Russian telecommunications market changed significantly. Due to the liberalization of long-distance telecommunications sector new principles for interaction of operators as well as provision of domestic and international long-distance services became effective in the beginning of the last year. As a result, Russian subscribers started to choose long-distance telecommunications services providers when calling to other cities and countries.

Last year, despite the rapidly changing competitive environment Rostelecom’s management has successfully adapted the Company’s business model to new principles of long-distance services provision and improved its leading positions on the telecommunications market. The Company’s 2006 results assured the management strategy and effectiveness of its operations at the liberalized telecommunications market.

The reform of the long-distance telecommunications sector has opened new opportunities for further development of the Company’s businesses and new markets, including markets of corporate clients and end-users in all Russia’s regions.

I’m sure that further efforts of Rostelecom’s employees and management, aimed at strengthening the Company’s market positions, development of competitive advantages and expanding the range of services, would allow to take advantage of new opportunities for sustainable long-term growth.

Sincerely,

Alexander N. Kiselev

Chairman of the Board of Directors

GENERAL DIRECTOR’S MESSAGE

Dear Shareholders,

As a result of liberalization, Rostelecom’s business model of conducting business has significantly changed and the Company began providing long-distance services directly to end users since ther beginning of 2006. Now, any corporate or individual customers in all regions of the Russian Federation could make domestic and international long-distance calls through Rostelecom.

Thus, management efforts in 2006 were primarily aimed at adapting of Rostelecom’s operations to the changed environment as well as strengthening positions in new market segments by improvement of its competitive advantages and development of high-end telecommunication services. To start effective interaction with retail customers the Company paid significant attention to expansion its own regional offices as well as implementation of single servicing standards in all Russia’s regions.

The Company continued to develop cooperation with international telecommunication operators, opened of the new points of presence at international traffic exchanges. Thus, Rostelecom ensured its leading positions in the carriers market and achieved significant growth of incoming international long-distance traffic in 2006.

In 2006, Rostelecom focused on further enhancement its nationwide trunk telecommunications network by modernization of already existing and construction of new high-capacity fiber-optic lines to Company improve technical capacity for growing demand for modern high quality services from subscribers. In addition, the new IP/MPLS network and intelligent platform of the Company became a basis for operating enhancement and development of new telecommunication services and products.

Rostelecom’s 2007 main goals are expand its leading positions on the Russian telecommunications market, primarily in the segments of corporate clients and subscribers by further improvement of the Company’s competitive advantages and development of innovative telecommunication services on the basis of its unique hi-tech telecommunication network.

Sincerely,

Dmitry Ye. Yerokhin

General Director

CALENDAR OF 2006 EVENTS

January

•                  The Russia’s Ministry for Information Technologies and Communications granted to Rostelecom access codes to provide long-distance telecommunications services for domestic long-distance calls – «8-55», and for international calls — «8-10».

•                  The Company took part in and rendered sponsor support to holding the 28th Annual International Conference organized by the Pacific Telecommunication Council in Honolulu, Hawaii, the USA.

February

•                  Rostelecom launched cooperation with the Scientific Centre of the Russian Academy of Sciences located in the town of Chernogolovka and begins providing a full range of data and telecommunications services, including domestic and international long-distance telephone communications, transit of IP-traffic, etc.

•                  The Company participated in the 13th International Specialized Exhibition of NORVECOM-2006 communication and telecommunications systems in Saint Petersburg.

March

•                  Rostelecom participated in the Annual International Exhibition of CeBIT 2006 Information Technologies, Telecommunications and Software in Hanover.

•                  Standard&Poor’s International Rating Agency increased the Company’s long-term credit rating from «B+» to «BВ-» with stable outlook. Standard&Poor’s noted that Rostelecom’s current position reflects high creditworthiness of the Company and low level of financial risks in the short and medium term.

April

•                  The Company’s new intelligent platform Tellin by Huawei Technologies allowed to enhance productivity and expand the range of rendered intelligent services.

•                  Rostelecom was granted with Compliance Certificate acknowledged high quality of the Company’s Leased Line Services in accordance with Telecommunications Quality Voluntary Certification System.

May

•                  Fiber-optic line from Belogorsk to Blagoveshchensk (Russia) to Heihe (People’s Republic of China) was put into operation to connect networks of Rostelecom and China Telecom, as well as expand opportunities pertaining to traffic transit between Europe and Asia.

•                  Rostelecom completed the construction of DWDM ring network protection system in the European part of Russia to increase reliability, capacity and efficiency of the network, as well as to provide subscribers with high end telecommunication services.

June

•                  The Annual General Meeting of Rostelecom held on June 24, 2006, approved the Company’s 2005 annual report and financial statements, elected new members of the Board of Directors and Audit Commission, approve independent auditor for 2006 and adopted Company’s Charter, Regulations on the Board of Directors, the Management Board and the Audit Commission.

July

•                  Rostelecom and China Telecom signed a memorandum to expand cooperation when providing telecommunication services through existing high-speed link between Russia and China.

•                  The Company put into commercial operation a new high-speed fiber-optic Chelyabinsk – Tyumen’ communication to create digital access links in a number of towns and cities of the Urals and Siberia and to increase reliability of its backbone network.

August

•                  Data transmission network covering the Southern Federal Region was put into operation to enhance capacity of the backbone network and satisfy customers’ needs in high end telecommunication services in the South of Russia.

•                  Rostelecom arranged for Russia’s Ministry for Education and Science a multipoint videoconference “Priority National Project “Education” and the regional development”.

September

•                  Rostelecom connected through a high-speed ring telecommunications channel its points of presence on the major traffic exchange markets in Frankfurt, Stockholm and London, as well as the point of presence in New York via a transatlantic channel.

•                  The Company launched modernization of corporate data transmission network to enhance the efficiency of information systems operation in the Company’s branches and support the expansion of regional business.

October

•                  Fiber-optic line from Vologda to Issad was put into commercial operation to increase the network capacity, as well as to arrange an alternative route for existing telecommunication lines from Moscow to Saint-Petersburg.

•                  Rostelecom participated “Capacity Russia 2006” in Moscow presenting the practice and prospects for international cooperation within the Company’s Transit Europe – Asia Project.

November

•                  The Company completed the construction of digital radio-relay telecommunication line from Kirov to Syktyvkar part with equipment SDH facilities.

•                  Rostelecom established its point of presence in Hong-Kong which allowed to increase the volume of transmitted international long-distance traffic, as well as to provide new opportunities for cooperation with telecommunication operators of Asia, Internet providers and other providers of telecommunication services.

December

•                  Rostelecom participated in the Telecom 2006 World Exhibition & Forum in Hong-Kong presenting its projects for development of international cooperation, in the first line the Transit Europe - Asia Project.

•                  The Company confirmed high quality of its services, having received again a Quality Management System Compliance Certificate under GOST R ISO 9001-2001 Standard (ISO 9001:2000).

«COMPETETIVE TODAY AND TOMORROW»

COMPANY’S POSITION WITHIN THE INDUSTRY

The year 2006 was of great importance for Rostelecom. Last year liberalization of telecommunication sector in Russia significantly changed the principles guiding provision of long-distance services and the competitive environment of the long-distance telecommunications market. The Company successfully adapted its business to the new principles as well as showed sound results of operations.

Reform of Long-Distance Telecommunications Market

On January 1, 2006, the new telecommunications industry legislation became effective and changed principles for interaction of operators, including the Company, when providing local, intra-regional, domestic and international telecommunications services. The new rules have allowed other operators to enter the long-distance telecommunications market, and Russian subscribers started to choose long-distance telecommunications services providers when calling to other cities and countries.

The Company’s Position in Telecommunication Industry

Pursuant to new operation principles in the telecommunication sector, the Company renders long-distance telecommunications services directly to end users using networks of local and intra-regional telecommunication operators, including Inter-Regional Telecommunication Companies of OJSC Svyazinvest, which provide the Company with intra-regional and local origination and termination of telephone calls.

The new principles governing operators’ interaction while providing domestic and international long-distance services substantially changed the settlement scheme of the Company and other operators. Prior to 2006, operators paid Rostelecom for traffic transit and call termination services, and the Company, in its turn, paid for the call termination services to the relevant operator. In Moscow, the Company billed subscribers of OJSC MGTS for long-distance telecommunications services directly, using the subscriber billing system of Rostelecom’s Moscow branch MMT.

Beginning from January 1, 2006, subscriber billing and collection activities, as well as other customer services, are to be performed by the Company or its agent. The Company pays to operators of intra-regional and local telecommunication networks for origination and termination of telephone calls on intra-regional and local level respectively, as well as agent’s remuneration. Moreover, the Company pays compensation surcharge to regional operators occupying a “significant position” in a market for the initiation of intra-regional and DLD/ILD calls in order to subsidize provision of local telecommunications services. Currently, tariffs for services of telephone calls origination and termination as well as the amount of compensation surcharge are set by the state authorities regulating the telecommunication industry.

The liberalization significantly changed the competitive environment of the long-distance telecommunications sector in Russia resulted that the number of operators granted with licenses for long-distance services provision by the Russian Ministry of Information Technologies and Communications amounted 30 to the end of 2006. And in the early 2006 one of the operators which had complied with all license requirements started rendering long-distance telecommunications services

Despite of the changes in the Russian telecommunication industry and commencement of operations by new long-distance services providers, last year Rostelecom successfully adapted its business to effectively provide telecommunication services under new principles and strengthened its market positions.

Domestic Long-Distance Telecommunication Services

To retain leading position and ensure the growth of domestic traffic, starting from January 1, 2006, Rostelecom focused on strengthening cooperation with regional and local telecommunications operators engaging them as the Company’s agents, and development of direct business-to-clients relation with end users in the most lucrative segments.

In 2006, domestic long-distance traffic amounted to 9,662.3 mln. minutes and grew by 3.4% compared to 2005. The Company’s 2006 DLD revenue increased by 76.7% to RUR 31,827.8 mln., primarily as a result of changes in settlements scheme between Russian operators and subscribers for DLD services since January 1, 2006.

International Long-Distance Telecommunications Services for Russian Operators and Subscribers

Rostelecom’s efforts aimed at adopting the new business model and strengthening partnership with Russian operators, as well as exploring new market opportunities to provide telecommunications services directly to end users enabled the Company to retain the leadership in the international long-distance services sector.

In 2006 outgoing international long-distance (ILD) traffic grew up to 1,932.7 mln. minutes or by 9.2% year-on-year. Revenue from ILD services to subscribers and Russian operators reached RUR 13,231.0 mln., showing a 42.8% increase compared to 2005, mainly driven by changes in settlements scheme between Russian operators and subscribers for ILD services in effect since January 1, 2006.

International Traffic Transit and Call Termination Services

Last year Rostelecom remained the major provider of traffic transit and call termination services for international operators on the Russian market as a result of the Company’s successful efforts to expand its cooperation with foreign operators, to establish new points of presence at international traffic exchanges and to enhance its high-speed trunk network.

Today, the Company has high-speed links to Europe, Asia and America with points of presence in London, Stockholm, Helsinki, New York, Frankfurt and Hong-Kong. It participates in 25 international cable systems and cooperates with over 400 international operators and companies.

Sustainable growth of incoming international long-distance (ILD) traffic due to consistent efforts aimed at optimizing the Company’s tariff policy reflects the continued increase of the Company’s share in the international operators market.

In 2006, the ILD traffic totaled 2,460.7 mln. minutes, 31.2% up compared to 2005. The Company’s revenue from transit and termination of ILD traffic increased by 8.4% to RUR 4,424.4 mln.

Leased Line Services

At present, Rostelecom owns and operates the most high-capacity and extensive fiber-optic telecommunications network in Russia based on modern technologies and equipment, which allows the Company to compete successfully in the leased line market, providing high quality services.

In 2006, the Company consolidated its market positions and achieved growth of revenue from leased line services due to increasing demand for digital channels from telecommunication services providers and corporate customers.

Rostelecom’s 2006 revenue from leased line services totaled RUR 7,116.0 mln., indicating a 17.7% increase from 2005.

Intelligent Network Services

To meet growing demand for intelligent telecommunication services Rostelecom introduced in 2006 a new intelligent platform that significantly increased capacity and provided a technological basis for servicing new customers.

The new intelligent platform would strengthen the Company’s market positions, enhance the quality of current services (such as «Freephone», «Televoting», «Call with Premium Rate», «International Freephone») and expand the range of new services for operators, corporate clients and individual subscribers.

Due to growing demand for intelligent services from corporate users, as well as active efforts aimed at promoting Rostelecom’s services the Company has been achieving the dynamic growth of its revenue from intelligent telecommunication services for three years in succession.

In 2006, Rostelecom’s revenue from intelligent network services amounted to RUR 760.9 mln., having increased by 76.8% compared to 2005.

«RISKS»

RISKS

The Company is exposed to risks which may negatively affect the achievement of its strategic, financial and operational goals. Below, the most significant risks which may affect Rostelecom activities is given herein below, however, the Company may be exposed to other risks, including the risks which are not detected at present or deemed insignificant.

Risks Relating to the Reforming of Normative Basis of Russian Telecommunications Sector

As a result of liberalization of long-distance telecommunications market, which entails the appearance of new domestic and international long-distance telecommunication operators, the Company’s market share and, respectively, income from these services may decrease.

Pursuant to the Rules for Interconnection and Interaction of Telecommunication Networks approved by the Russian government, which became effective from January 1, 2006, in order to provide domestic and international long-distance services, an operator shall secure its presence in all Russia’s regions and obtain the relevant license. Presently, a number of operators have already arranged or constructed their own networks giving them a technical opportunity to transmit domestic and international traffic. About 30 operators have already obtained licenses to render long-distance telecommunications services. However, they will be able to start operation under these licenses only after they meet all respective requirements.

As of late 2006, OJSC Inter-Regional TransitTelecom has been rendering long-distance telecommunications services pursuant to new requirements of licensing these services, and LLC SCS Sovintel (Golden Telecom, Inc.) obtained from Ministry for Information Technologies and Communications access codes being necessary for domestic and international long-distance services provision.

The competition is expected to intensify due to entry of new long-distance telecommunication operators, primarily in Moscow, Moscow Region, Saint Petersburg and other economically developed regions of Russia, and will be especially strong in the corporate customers segment.

In addition, speedy development of mobile communication provides mobile operators with a wide access to end users of telephone services on the whole territory of the country. Mobile operators have technological opportunities and may carry out the transmission of long-distance traffic through public switched telephone networks using both the Company’s network and networks of competing long-distance telecommunications operators.

Further intensification of competition on the long-distance telecommunications market may negatively impact on tariffs and volumes of traffic passing through Rostelecom’s network, and materially affect the Company’s performance.

Lack of qualified staff, underdevelopment of information and billing systems, as well as other material factors may undermine efficient expansion of the Company’s network serving end users, which may negatively affect the market positions and financial results of the Company in the long run.

In 2006, the Company started to create its own sales and customers service network in major cities of all federal regions of the Russian Federation, in order to:

•                  strengthen its positions on regional markets;

•                  retain customers in the competitive environment of long-distance telecommunications market;

•                  increase profitability of rendering long-distance telecommunications services to end users;

•                  increase users’ loyalty.

In 2007, the Company plans to open new offices of the network in other cities and increase efficiency of operating ones, simultaneously continuing to render services through agents.

However, accounting for the scale, comprehensiveness and promptness of settling this issue, the selection of significant number of qualified experts in the sphere of sales and serving of customers in the regions, as well as network offices information support & logistics may fail to be performed within the set period of time or with acceptable quality level.

Providing domestic and international long-distance telecommunications services on our behalf the agents may not serve end users in diligent and timely manner that may result in losing of our current and potential customers, and following reduce in our revenues.

Under the Service Provision Agreements, we rely on the agents to perform various customer service functions. For example, the new regulations require that a contract for telecommunications services (including for long-distance services) must be executed between the operator and each end user. The regulations also require us to deliver invoices in hard copy directly to end users for domestic and international long-distance services. We rely on the agents to perform these functions on our behalf under the Service Provision Agreements. However, there is no guarantee that the agents will perform these tasks in a diligent and timely manner.

Providing domestic and international long-distance telecommunications services through technical capabilities of interconnected intra-regional and local operators we may face difficulties when collecting information on their numbering capacity and subscribers information that may adversely affect our billing of end users and collecting of our revenues for services rendered.

Under the Service Provision Agreements, the agents must either provide us with information on numbering capacity of interconnected local operators and subscribers information or not provide local operators with traffic transmission to our telecommunications network. However, in a number of cases interconnected operators fail to comply with these provisions, and currently there is no assurance that such failures will not occur in the future.

Moreover, under current legislation, intra-regional and local operators are not permitted to provide individual subscriber information to third parties, including to long-distance operators, without the prior written consent of a subscriber.

Such information is critical to our ability to properly record traffic transit from subscribers, to calculate charges for services rendered and to issue invoices. The failure or inability of intra-regional and local operators to provide us with subscriber information may hinder our ability to charge and collect payments from subscribers for long-distance services.

The state regulation of our tariffs and inter-operator settlement rates may hinder our ability to set competitive and economically effective tariffs for our domestic long-distance services that may adversely affect our efforts to retain existing customers or attract new customers and our results of operations.

As we are included into the Register of natural monopolies, our activities are regulated by the Federal Service on Tariffs, or the FST, in accordance with the Federal Law on Natural Monopolies, or the Natural Monopolies Law. In addition, the Communications Law provides for the regulation of certain tariffs set by telecommunications operators occupying a “significant position” in the market, or “significant operators”, and the Company is one of them.

Currently, our tariffs for domestic long-distance services are regulated by the FST. Inter-operator settlement rates, including rates for call origination, termination, and traffic transit are regulated by Rossvyaznadzor. Besides, we are charged with the compensation surcharge that is an additional amount paid by intra-regional and domestic or international long-distance operators to local and intra-regional operators, respectively, for the initiation of intra-regional and domestic or international long-distance calls, respectively, in order to compensate for losses incurred by local operators. In accordance with the Government Decree No. 627 dated October 19, 2005, the compensation surcharge is valid until January 1, 2008. However, no assurance can be given that this period will not be extended beyond this date.

Consequently, since a significant portion of our revenues and costs is dependent on the tariffs subject to governmental regulation, such extensive and multi-tiered regulation may restrict our ability to set market-based, competitive tariffs that would enable us to maintain or increase our profits and compete with other telecommunications services providers whose tariffs are not subject to governmental regulation.

Risks Relating to the Company’s Business

The development of IP-telephony services could result in intensifying competition in the long-distance market, a loss of market share and a reduction in our revenues.

The active development and promotion of IP-telephony services may significantly increase competition in the Russian long-distance market. The IP-telephony technology has a more advantageous cost structure compared to PSTN and, as a result, certain IP-telephony service providers are able to offer free calls between users of IP-telephony, as well as significantly discounted calls to users on PSTN and mobile networks. In addition, the increase in broadband Internet penetration rates in Russia and around the world makes IP-telephony services an attractive alternative to more expensive fixed-line and mobile telecommunications services. Accordingly, the growing competition from operators of IP-telephony services may adversely affect our ability to increase or maintain the number of our subscribers and could result in reduced operating margins, a loss of market share and a reduction in revenues.

If the demand for certain telecommunications services we have recently introduced or are developing does not increase, our ability to achieve further revenue growth from these services will be limited.

We have recently introduced or are developing new products and services, including our Intelligent Network, VPN and Internet services based on our IP/MPLS network. If the markets for these services do not grow as expected or the tariffs for such services decrease, our ability to achieve further revenue growth may be impaired, which may adversely affect our financial results.

If delays or failures of delivery of telecommunications equipment, component parts, as well as software products by our certain suppliers occur, we may not be able to maintain repair, reequipment or modernization of our existing facilities in a timely manner as well as to achieve our plans on construction of telecommunications facilities or will have to engage other suppliers that may increase our costs and adversely affect the quality of services provided by us as well our revenues.

The operation of our network depends upon our ability to obtain adequate supplies of switching and other network equipment, after-sales support and repair service on a timely basis. At present, we purchase component parts for switching and certain network equipment from Siemens AG, NEC Corporation, Alcatel, Fujitsu Ltd., Huawei Technologies Co, Ltd. and Ericsson. In addition we purchase and implement software products to maintain operation of our network and services provision from software suppliers including Microsoft, Oracle, IBM, Amdocs, PeterService.

Therefore, our business could be adversely affected, if we are unable to obtain adequate equipment, component parts, software products or updates of such software products from our current suppliers or any alternative supplier, or if there were significant increases in the costs of such equipment.

We depend on the reliability of our networks, and a system failure or breach of our security measures could result in a loss of subscribers and materially adversely affect our business and results of operations.

Any system failure, accident or security breach that causes interruptions in our operations could impair our ability to provide services to our subscribers and materially adversely affect our business and results of operations. In addition, to the extent that any disruption or security breach results in a loss of or damage to subscribers’ data or applications, or inappropriate disclosure of confidential information, we may incur liability as a result, including costs to remedy the damage caused by these disruptions or security breaches.

Our business also depends on our ability to successfully integrate new equipment and technologies into our network. Such integration may increase working load of our network and the risk of failures. Severe failures of our network as well as limited ability of subscribers to connect to our network may impair our reputation, decrease the number of our clients and result in our losses.

If the Federal Tax Service of Russia succeeds in appeal of the decision of the first instance court regarding the improper claims to us for the fiscal year 2003, we will have to cover significant tax claims that will adversely affect our results of operations.

In June 2006, as a result of a comprehensive tax inspection covering the fiscal year 2003, the Federal Tax Service of the Russian Federation assessed RUR 3,473,928 thousand of additional taxes, including fines and penalties. Additional taxes, fines and penalties amounted for over 85% of the claim were assessed by the Federal Tax Service under its interpretation of tax provisions related, in particular to accounting of revenues from traffic transmission services and certain VAT benefits.

We had filed an application to the Arbitrazh Court of the city of Moscow to invalidate claims of the tax authority, and in April 2007, the Arbitrazh Court of the city of Moscow ruled on the issue brought by us regarding the improper tax claims for the fiscal year 2003 in the amount of RUR 3,472,657 thousand or 99.9% of the claim amount. However, if the Federal Tax Service of Russia succeeds in appeal of the judgement of the first instance court, we will have to cover the significant amount of the claim for additional taxes, fines and penalties that will adversely affect our financial performance and results of operations.

Financial Risks

We are exposed the risk of fluctuations of exchange rates and our assets and liabilities nominated in foreign currencies as well as our settlements in foreign currencies may be revaluated with losses.

A significant portion of our revenue, costs and liabilities, including capital expenditures and borrowings, is denominated in foreign currencies, while most of our operating revenues are denominated in rubles. As a result, the devaluation of the ruble against the relevant foreign currencies can adversely affect us and our profitability by increasing our costs in ruble terms.

In 2006 the nominal increase of the ruble to the U.S. dollar exchange rate resulted in real ruble strengthening. Nonetheless if the ruble declines against the U.S. dollar and price increases cannot keep pace, we could have difficulty repaying or refinancing our U.S. dollar-denominated indebtedness. Additionally, fluctuations of exchange rates may result in losses in value of our assets and liabilities nominated in foreign currencies and negatively affect our financial performance and results of operations.

Inflation could increase our costs and decrease our operating margins.

Although the inflation rate in Russia has been gradually decreasing over the recent years (18.6% in 2001, 15.1% in 2002, 12% in 2003, 11.7% in 2004, 10.9% in 2005, and 9% in 2006), it is still relatively high. Thus, there is no assurance that inflation processes will not occur in the future.

While a part of our expenses is subject to inflation, growing prices may increase nominal value of our costs. Additionally, increasing competition between telecommunications operators as well as tariffs regulation by state authorities may limit our ability to increase tariffs to reach required profitability of our operations. Accordingly, a high inflation rate may increase our costs and result in decline of our operating margins, profits and profitability of our core activity.

Changes of interest rates in the financial market may negatively impact on our performance and results of operations.

Presently, we are paying off loans with floating interest rates. Growth of interest rates will increase our expenses associated with debt repayment and raising of new loans, and therefore, negatively impact on our financial results and raise the costs of projects financed with leverage.

Additionally, unfavorable situation on the financial and monetary markets may lead to our losses associated with ineffective asset management and liabilities with fixed and floating interest rates, as well as different maturity dates. In order to lower the risk associated with the floating loan interest rates, we have entered into a swap agreement for the notional amount of U.S. dollars 100 million as of December 31, 2006.

If our customers and other counterparties fail to perform their liabilities in full or in a timely manner, we may suffer additional costs to cover cash shortages or to collect accounts receivable.

Regardless of an effective system of accounts collecting, we are still facing payment delays of some non-profit state organizations, state ministries, state departments and some international operators. To cover cash shortages resulted from unduly settlements of our counterparties we may have to raise a loan or a credit, and pay interest on such borrowing. Moreover, collecting of accounts receivable will involve additional costs for us in case of claiming our counterparties for failure of liabilities or losses – in case of writing off bad debts.

In addition, we allocate available cash into bank deposits, promissory notes and other financial instruments. Though the banking sector in Russia is becoming more stable and expanding proactively, there is still a risk of default on bank deposits, certificates of deposit as well as bonds and other issued debts. As a result, any failure to perform liabilities in full or in a timely manner by our customers and other counterparties may have a negative effect on our performance and results of operations.

Insufficient liquidity may limit our ability to meet commitments.

We perform our liabilities in a timely and diligent manner. However, we may be exposed to liquidity risk; in particular, we may incur difficulties and losses covering our debts due to shortages of cash and due to disposal of cash equivalents and other assets at a substantial discount.

In March of 2006, the international rating agency Standard and Poor’s upgraded the credit rating of the Company from B+ to BB- with stable outlook. At present, by Standard & Poor’s estimate we have achieved a stable liquidity position owing to a low debt level and substantial cash balances based on positive cash flows from the Company’s core activity.

Our business operations could be significantly disrupted, if our major shareholder undergoes a change in control or reduces its control over us.

We are effectively controlled by Svyazinvest, which holds 50.67% of our voting shares. In turn, the government has a 75% less 1 share stake in Svyazinvest, and in such way controls it. Any such change in control in Svyazinvest may have a material adverse impact on our business activities due to the following reasons:

•                  A change in control of Svyazinvest may result in unpredictable changes for us, including changes to our board of directors, management and our business approach, as a result of the business strategy of a new major shareholder of Svyazinvest;

•                  Reducing or eliminating Svyazinvest’s controlling position in us may jeopardize business relations between us and major local telephone operators currently represented by inter-regional companies that are subsidiaries of Svyazinvest;

•                  The sale or potential sale of a significant number of our shares out of the 50.67% stake held by

Svyazinvest may cause the market price of our shares to decline significantly.

Currently, Svyazinvest is viewed as a strategic asset by the government mainly due to our vital role in providing telecommunications services to certain state agencies. The government may therefore elect to maintain a certain measure of control over Svyazinvest’s subsidiaries, including us, through the maintenance of a “golden share” or other means.

Political and Social Risks

Political instability could materially adversely affect our business results, prospects of operation and the value of our shares.

Changes and uncertainty in Russian political and social spheres may adversely affect our business. Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups.

The Russian presidential elections scheduled for 2008, current and future changes in the government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. Conflicts between central and regional state authorities and other conflicts could lead to political, governmental and social instability, which could have a material adverse effect on our business results, prospects of operation and the value of our shares.

The infrastructure in Russia is inadequate, which could disrupt our business operations

The infrastructure in Russia largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks; power generation and transmission systems; communication systems and building stock. Any severe emergency or failure of such infrastructure facilities, especially power facilities may add costs to doing business and can result in disruptions in our business operations and the quality of our services.

Currently, the Russian government pays high attention to modernization of infrastructure in Russia, however, such modernization may result in growth of prices and tariffs for the respective services and, in that way, increase our costs and adversely affect results of operation.

Legal Risks

Risks associated with Russia’s legal system may result in lack of plain interpretation of our business and negatively affect our operations and financial results.

Russia is still developing the legal framework required to support a market economy. The following risk factors relating to the Russian legal system create uncertainty with respect to the legal and business decisions that we make:

•      conflicting local, regional and federal rules and regulations;

•      the lack of judicial and administrative guidance on interpreting legislation;

•      lack of an independent judiciary;

•      poorly developed bankruptcy procedures that are subject to abuse.

Moreover, a number of fundamental Russian laws came into effect relatively recently, and their consistent implementation practices are yet to be developed by various courts. Russian legislation often relies on availability of bylaws, which are put into effect with a delay, and this, in its turn, results in material shortcomings in the normative base and practice of application of relevant provisions.

These risks and uncertainties relate both to common civil laws and regulations, as well as to special branch legislation, including currency control, taxation, public companies, securities and other acts.

Such risks and uncertainties may adversely affect our ability to enjoy our interests and rights, including rights pursuant our licenses and contracts, as well as to assert claims brought against us by third parties or regulatory authorities. In addition, there is no assurance that the Company could not be sued, nevertheless the Company’s full compliance with the applicable laws and regulations.

«IMPROVING COMPETITIVE ADVANTAGES»

REPORT OF THE COMPANY AND THE BOARD OF DIRECTORS UPON 2006 RESULTS

Liberalization of Russian telecommunications industry resulted in new opportunities for further development of Rostelecom. Since January 1, 2006, the Company has begun providing long-distance communications services directly to end users in all Russia’s regions using the infrastructure of regional telecommunication operators.

Within the framework of the new concept, Rostelecom, while providing long-distance services to end users, pays to intra-regional and local operators for origination and termination of calls on intra-regional and local levels respectively. Subscriber billing and payment collection activities, as well as other customer services are to be performed by the Company or its agent. Engaging intra-regional and local operators as regional agents, Rostelecom allows any user of local networks having a telephone to make domestic long-distance and international calls.

Due to changed principles in telecommunications industry Rostelecom’s 2006 main tasks were to implement the new business model and successfully enter new markets, primarily, the corporate and individual end users market in all Russia’s regions. To achieve these goals, the Company aimed at consolidation of its competitive advantages, such as nation-wide high-capacity trunk network and high quality of its services, in order to ensure Rostelecom’s leadership on the telecommunications market in the future.

SUBSCRIBERS AND OPERATORS

In 2006, the Company focused on improving its positions on traditional long-distance telecommunications markets for end users, further development of new hi-tech services for Russian customers, as well as strengthening Rostelecom’s leading positions in the carrier market.

Corporate Clients Market

From the beginning of 2006, Rostelecom has entered the segment of corporate clients and therefore, the Company’s 2006 efforts were to adapt its business to providing services to corporate customers in all Russia’s regions, to expand its market share offering to businesses modern telecommunication services that meet their demands in full, as well as to develop and promote new telecommunication products. Moreover, Rostelecom paid high attention to improvement of its customer care units.

Implementing the strategy to strengthen its positions in the corporate market, Rostelecom ensured forming of a comprehensive offering for corporate customers — bundled services that include, in addition to traditional domestic and international long-distance telecommunications, high-speed Internet access, Virtual Private Networks organization (“IP VPN”), as well as intelligent services.

In 2006, the Company through its nationwide backbone network started to aggressively promote IP VPN services which allow to interconnect all customer’s branches in a single protected private corporate network with full range of telecommunication services and high reliability. Rostelecom established more than 200 VPN connections for its clients and confirmed high quality, operating performance and reliability of its IP VPN services by compliance with requirements of “Telecommunications-Quality” Voluntary Certification System for telecommunication services, communication means and quality management systems for communications entities.

Leading on the booming intelligent services market, the Company continued to consolidate its market positions in this segment. Expecting growing demand for intelligent services, the Company introduced a new 8-800-100 intelligent code for Freephone to provide calling parties with free local and domestic calls from every region of the Russian Federation and certain foreign countries to a single telephone number of a customer company. Promoting intelligent services the Company staged a unique tender for sale of “beautiful” telephone numbers for its Freephone services within the new code.

Expanding corporate customers market, the Company purchased in early 2006 a controlling 94.57% stake in CJSC Globus-Telecom, a Moscow-based telecommunications operator. By this acquisition of the operator Rostelecom gained access to business customers and extended its positions in corporate segment as well as the range of telecommunications services for clients due to the operator’s capability to provide local and intra-regional telecommunications services, as well as by offering all-in-package services in conjunction with the operator.

Individual Subscribers Market

Today, the number of end users which could take advantage of the Company’s services and make domestic and international long-distance calls from their phones exceeds 30 million.

Due to the new principles in telecommunications market Rostelecom signed with regional operators the interconnection agreements and the agency contacts to provide every subscriber of Russia’s local communication networks with domestic or international long-distance services on behalf of the Company.

In 2006, Rostelecom started to create its own Customer Care Centers in all regions of Russia, which are aimed at intensifying the Company’s support services for end users of long-distance telecommunications services. At the Customer Care Centers Rostelecom’s customers can easily and conveniently resolve any questions on the Company’s service, get experts’ consultations on operator’s offers and tariffs, inquire for account balance and details on domestic and international telecommunication connections, pay up invoices, draw up requisite agreements.

Under the new regulations of telecommunications sector effective since January 1, 2006, subscribers to telephone calls with other cities and countries may choose a long-distance operator on a pre-select basis. And, in 2006, the Company began actively entering into agreements with end-users for domestic and international long-distance services pre-selecting Rostelecom as their long-distance operator. Subscribers which entered into a direct agreement with the Company will be provided with long-distance communications and services at a guaranteed high quality level in all regions of the country.

Expanding its retail business over the entire territory of the country, Rostelecom pays special attention to increasing end users’ awareness of its brand and image-building. In 2006, Rostelecom staged a federal advertising campaign aimed at improving popularity of its trademark and users’ awareness of the Company’s services.

In addition, in the regions where subscribers have a “hot choice” option, e.g. they may choose long-distance operator at every call, the Company started to inform users about Rostelecom’s access codes to make domestic and international long-distance calls – «8 – 55» and «8 – 10» respectively.

In mid-2006, the Company also acquired 99.99% stake in CJSC Zebra Telecom, one of the Russian top card-based telecommunications services providers. By integration of businesses Rostelecom may consolidate its positions in end users segment, expand the range of services offered to its customers, including card-based telephone services, as well as to development and promote innovative telecommunications services.

Government Authorities

Rostelecom has vast experience in rendering telecommunication services to state and government agencies and authorities of the Russian Federation. Over the last year, the Company took active part in and won tenders staged by government authorities and state-run companies in respect of long-distance telecommunications and digital line lease services. Furthermore, Rostelecom started to render to government authorities its additional and new telecommunication services, such as high-speed Internet access, VPN services, video conferencing, as well as intelligent network services.

In 2006, the Company started creation of a multi-service telecommunication network and provision of telecommunication services at facilities of the Federal Penal Service of the Russian Federation.

Rostelecom once again confirm its high quality of telecommunication services arranging “Live Session with Russia’s President”, which had become a tradition for the Company for recent years. To secure reliable communications with the Head of the State within the framework of this nationwide event, Rostelecom provides technology capacity of its network, as well as an intelligent telephone number to make free calls for the public from all regions of Russia.

Providing telecommunication services to government authorities, Rostelecom recognizes the importance of this task and appreciates highly the government authorities’ confidence based on high quality of the Company’s services and unique advanced telecommunication network.

Carriers Market

Rostelecom that became the major long-distance services provider for end users in all Russia’s regions is still leading in telecommunications carriers market. In 2006, the Company continued to strength its competitive advantages as “carriers’ carrier” and expanding the range of telecommunication services for operators.

Last year, one of the Company’s priorities in the carriers segment was to further expand and promote it Traffic Transit between Europe and Asia - TEA.

In particular, Rostelecom established its point of presence in Hong-Kong in conjunction with China Telecom, one of the largest Chinese telecommunication operators. At present, the Company’s transit network linking the major traffic exchanges in Frankfurt and Hong-Kong within Transit Europe-Asia project transmits traffic at shortest possible route with minimum delay and has a capacity for allocating a significant number of channels in the long run. In addition, Rostelecom is one of the top operators which guarantee both own and Transit Europe-Asia partners’ quality in its Service Level Agreements.

The Company focusing on further expansion of international business and ensuring growth of telecommunication traffic from foreign operators looped its points of presence at the major European traffic exchanges at Frankfurt, Stockholm and London by a high-speed ring channel in 2006. Rostelecom’s new fiber-optic line provided backup of the Company’s European traffic transit routes and expanded access to the Company’s telecommunication network, and as a result consolidated positions in the international traffic transit market.

Moreover, Rostelecom continued actively cooperate with foreign telecommunication operators by entering into inter-operator agreements and memoranda on cooperation. The Company’s efforts strengthen its positions on the international carriers market and expand efficient cooperation between Russia and foreign states in various areas of telecommunications.

OPERATING AND FINANCIAL RESULTS

Key Economic Indicators

Item	2005 RUR thou.	2006 RUR thou.	2006/2005%
Revenue from sale of goods, products, works, services	40,291,672	60,033,112	49.0
Revenue from telecommunication services	39,775,679	59,481,378	49.5
Costs	28,330,557	52,246,952	84.4
Operating profit	11,961,115	7,786,160	-34.9
Profit before taxes	12,158,940	9,895,041	-18.6
Net profit	9,027,902	7,185,139	-20.4

Revenue

Type of services	2006 (without VAT) RUR thou.	including from public RUR thou.
Revenue from telecommunication services – total, including:	59,481,378	25,820,468
intra-regional, DLD and ILD telecommunications	48,433,722	25,340,869
local telecommunications	128,038	41,535
documentary telecommunications	117,762	2,784
mobile telecommunications	—	—
interconnection and traffic transit services	9,827,903	—
other	551,734	130,044

Expenditures

	2005		2006
Item	RUR thou.	%	RUR thou	%
Payroll	6,140,365	21.8	6,538,939	12.5
Taxes included in costs	60,362	0.2	51,405	0.1
Material costs	717,429	2.6	855,875	1.6
Depreciation	2,566,591	9.1	3,259,094	6.2
Services rendered by third-parties	18,690,232	66.3	41,541,639	79.5
TOTAL	28,174,979	100.0	52,246,952	100.0

Efficiency Indicators

Item	Unit	2005	2006	2006/2005%
Operating margin	%	29.7	13.0	—
Net margin	%	22.4	12.0	—
Cost of RUR 100 of revenue	RUR	70.3	87.0	23.8
EBITDA	RUR thou.	14,587,652	11,045,254	-24.3
EBITDA margin	%	36.2	18.4	—
Revenue per line	RUR thou.	68.6	99.6	45.2
Profit per line	RUR thou.	20.6	13	-36.9
Revenue per employee*	RUR thou.	1,691.9	2,668.4	57.7
Profit per employee*	RUR thou.	379.1	319.4	-15.7
Number of lines per employee	lines	24.4	26.5	8.6

* Average number of employees on payroll over the reporting period shall be taken into account.

Net Assets

Item	As of December 31, 2006 RUR thou.
Net assets	44,248,649
Charter capital	2,429
Reserve fund	364
Net assets to charter capital ratio	18,217
Net assets to charter capital and reserve fund ratio	15,843

The Company’s Interests (at least 10%) in Telecommunications Operators*

				Key performance indicators
Entity	Basic Activities	Stake in Charter Capital %	Contribution to Charter Capital RUR	Number of sub- scribers / lines	Revenue RUR thou.	Net profit RUR thou.
CJSC MTs NTT	providing local communications services and data transmission services to end users	100.00	150,000	11,861	408,565	37,003
CJSC ZEBRA TELECOM	providing local communications services and data transmission services to end users	99.99	88,000	1,216	390,370	-48,163
CJSC Globus-Telecom	providing local communications services and data transmission services to end users	74.58	56,400	10,330	534,479	19,744
CJSC INCOM	providing telecommunication services by providing call offices	54.40	5,100,000	170	27,491	-3,480
CJSC GlobalTel	providing mobile satellite communications services via GlobalStar network	51.00	150,000	328	802,477	39,662
OJSC RTComm.RU	providing Internet access services	31.10	12,750,000	852	4,174,682	490,552
CJSC RUSTEL	providing satellite communications services	25.00	312,500	3,416	182,620	-21,838
CJSC Transport Digital Networks	provision of telecommunication services, arranging communication channels and giving them on lease	15.00	15,000	1,362	26,655	1,364
Golden Telecom, Inc.**	provision of telecommunication services and Internet access	10.97	1,269,996	—	854,617	85,500
CJSC WestBalt Telecom	provision of local communications and data transmission services	10.00	4,051,200	32,000	217,757	50,843

*                 Rostelecom also has stakes in other entities which are not currently engaged in any economic activities.

**   The data are given according to US GAAP results for 2006.

MODERNIZATION AND DEVELOPMENT OF THE BACKBONE NETWORK

Rostelecom owns and operates the unique high-capacity fiber-optic telecommunication network which covers almost all Russia’s territory and links networks of regional and local operators into a nationwide telecommunications network. Advanced trunk network, that underpins Rostelecom’s competitive advantages, is the basis of the Company’s effective operations and leadership in Russian and international telecommunications markets as well as for exploring of new advanced business opportunities.

Construction of new fiber-optic lines (FOL) is part of the Company’s strategy aimed at enhancing reliability, throughput capacity and efficiency of its own backbone telecommunication network as a technological potential for providing competitive high quality telecommunication services.

Key 2006 Investment Projects

Construction of Vologda to Issad FOL

Completing construction of FOL from Vologda to Issad the Company increased the capacity of its trunk network, set up an alternative route for existing telecommunication lines at Moscow – Saint Petersburg section and created additional digital interconnections to a number of towns and cities. The project was aimed at enhancement of technical infrastructure for growing demands from end users and improvement of its reliability.

Modernization of Novorozhdestvenskaya to Shigony FOL

In 2006, Rostelecom modernized its existing Moscow to Khabarovsk communication line at Sobchakovo to Shigony section and Moscow to Novorossiysk FOL at Bogoroditsk to Novorozhdestvenskaya section using DWDM equipment. As a result the capacity of the Company’s trunk network was increased and its reliability was improved due to the creation of a ring protection system.

Construction of Yakutsk to Skovorodino Digital Line

Yakutsk to Skovorodino digital telecommunication line connected the Automatic Trunk Exchange in Yakutsk to the Company’s digital trunk network for arranging digital streams and further transmission via fiber-optic communication lines to other regions of Russia. The completion of the construction allowed the Company to provide end users with high quality digital telecommunications and to expand the range of services offered in this region.

Construction of Blagoveshchensk to Heihe FOL

Belogorsk to Blagoveshchensk to Heihe FOL interconnected networks of the Company and China Telecom and expanded the Company’s trunk network capabilities for broadband transit of traffic from Asia countries to Europe within Transit Europe-Asia project. Construction of Blagoveshchensk to Heihe FOL allowed the Company to create an alternative route to China to enhance of network reliability and quality of telecommunication services offered to Russian subscribers.

Modernization of Moscow to Smolensk to Gusino FOL

Last year the Company was modernizing its existing Moscow to Smolensk to Gusino FOL to increase throughput capacity between Russia and Belarus as well as to create the second link between to Belarus. The high-speed communication line at this section will increase reliability of the Company’s primary network and quality of telecommunication services offered to Russian subscribers in the Central Region of Russia.

Increasing Reliability of Network

In 2006, to backup the existing digital communication lines the Company continued to create alternative routes. There were successfully implemented the projects of ring protection system using DWDM technology in the Central, Central Black Earth, Volga and Urals Regions, and similar projects were launched in the Siberian and Far Eastern Regions. Ring protection of the trunk network enables to enhance its reliability, throughput capacity and network efficiency, as well as to provide modern telecommunication services to subscribers.

Moreover, arranging complete and flexible ring protection for the DWDM network ensures Rostelecom’s technical capacity to transmit the growing volumes of domestic and international long-distance traffic, including transit traffic between Europe and Asia.

Modernization and Expansion of Secondary Network Facilities

In 2006, further modernization of Rostelecom’s secondary network facilities was aimed at increasing switching capacity and improving quality of rendered services. In particular, to expand the international long-distance traffic transit capabilities, the capacity of the International Block of the Moscow City International Switching Center was increased by over 20 thousand channels, and the capacity of the International Switching Center in the North-Western Region was increased by 15 thousand channels.

Development of Flexible Multiplexer Network

In order to expand the Company’s positions in digital leased line market, Rostelecom continued to development its network of modern flexible multiplexers. In 2006, flexible multiplexer equipment was installed in 14 cities of Russia.

MULTI-SERVICE NETWORK AND INTELLIGENT PLATFORM

Creation of Multi-Service Network on the basis of IP/MPLS Technology

In 2006, Rostelecom started to provide services on the basis of data transmission network created on the basis of multi-protocol label switching (“IP/MPLS network”). Through its IP/MPLS network the Company may render high-speed Internet access services, VPN services provide hosting and co-location services, as well as to satisfy growing demand for the data transmission services in all regions of Russia.

Moreover, the Company may render other value-added services on the basis of its IP/MPLS network, such as local and mobile number portability as well as universal personal telecommunication.

New Intelligent Platform

In early 2006, the Company commenced commercial operation of its new intelligent platform Tellin by Huawei Technologies, which may process over 200 calls per second. Using the new intelligent platform Rostelecom would increase the number of processed calls, expand the range and enhance the quality of intelligent services, as well as arrange provision of new services to fixed and mobile networks subscribers over the entire territory of Russia.

INVESTMENTS IN NETWORK ENHANCEMENT

Capital Expenditures

Item	Unit	2005	2006	2006/2005%
Capital Expenditures - total,	RUR mln.	5,766	5,883	2
including:
by services:	RUR mln.
traditional telephone communications		44	18	-59.1
domestic and international long-distance telephone communications		2,513	3,010	19.8
new services and technologies		1,722	1,068	-38
other		1,487	1,787	20.2
by investments in:	RUR mln.
new construction		3,799	3,167	-16.6
expansion		996	1,843	85
reconstruction		971	874	-10
modernization		—	—	—
Company’s own funds for financing of capital expenditures	RUR mln.	5,546	5,883	6.1
Borrowed funds for financing of capital expenditures	RUR mln.	220	—	—
Fixed assets put into operation	RUR mln.	4,671	5,445	16.6
Capacities put into operation	thou. channel/km	228,218	1,537,978	573.9

Facilities Put into Operation in 2006

Facility	Commissioned in 2006	Quarter of commissioning
International long-distance telephone exchanges (channels):	35,940
Expanding the International Switching Center of the city of Moscow	20,790	II
Expanding the International Switching Center in the North-Western Region	15,150	IV
Domestic long-distance telephone exchanges (numbers):	10,000
Replacement of DSh Exchange of ATS-54 type with OPTSE Exchange in ABC 095 code, index 539, having the capacity of 10 thousand numbers	10,000	IV
Radio relay communication lines (km):	392
Kirov – Syktyvkar digital radio relay line	392	IV
Domestic long-distance cable communication lines (km):	2,380
Ring protection system at Chelyabinsk – Khabarovsk section	1,214	II, III, IV
Digital transmission line Skovorodino – Aldan – Yakutsk	1,034	IV
Fiber-optic Line at the section Belogorsk – Blagoveshchensk –Russia – China border crossing point	21	II
Construction of fiber-optic line Nazran – Grozny	55	III
Construction of fiber-optic line Vologda – Issad to create a ring protection system in the North-Western Region	8	III, IV
Construction of fiber-optic line 26 Sushchyovsky Val St.- 25 Dubovaya Roshcha St.	10	II
Creating a ring protection system in the Central and Central Black Earth regions	21	II
Construction of a fiber-optic line at 57 Borovaya St. – 6 Chapygina St. section	10	III
Creating a transmission system at Tyumen’ – Surgut section	9	IV

Network Development Indicators

Item	Unit	2004	2005	2006
Growth of length of domestic long-distance telephone channels total,	mln. channels/km	1,177.14	228.22	1,537.98
including formed by means of digital transmission systems	mln. channels/km	1,177.14	228.22	1,537.98
Growth of quantity of basic telephone sets, total	mln. Sets	—	—	—
including:
urban telephone network;	mln. sets	—	—	—
rural telephone network	mln. sets	—	—	—
Growth of outgoing automatic channels of Automatic Trunk Exchanges, total,	channels	1,873	—	—
including zone communications	channels	620	—	—

MATERIAL TRANSACTIONS

Last year, the Company entered into a number of related party transactions. Information on such transactions, as well as information on their preliminary approval by Rostelecom’s Board of Directors is given in Annex No.2 to this Annual Report and is an integral part hereof.

In 2006, the Company did not enter into any major transactions under the Federal Law On Joint-Stock Companies. At the same time, over the last year, Rostelecom concluded the following material transactions.

Acquisition of CJSC Zebra Telecom

On May 26, 2006, Rostelecom purchased 32,450 shares (par value of RUR 1,000 each) or 99.99% of the charter capital of Zebra Telecom for amount of USD 13,498,750 to Starford Investments Company Limited. This transaction was approved on a preliminary basis by the Board of Directors of Rostelecom (Minutes No.17 dated April 21, 2006). As of the moment of the transaction approval, no related parties were involved.

Acquisition of CJSC Globus-Telecom

In April 2006, Rostelecom purchased 70 and 18 shares (par value of RUR 1,000 each) of a Moscow-based telecommunications operator Globus-Telecom from CJSC Alsean-N and OJSC RTK-Leasing respectively. The stake purchased by the Company for amount of RUR 821,432,000 totaled to 74.58% of the charter capital of the acquired company. Moreover, the Company purchased from LLC AVTEX the 100% stake in LLC TelecomCentre, which owns 20.33% of Globus-Telecom shares, for RUR 280,456,800. Thereby, the Company directly and indirectly controls 94.92% stake in Globus-Telecom. These transactions were approved on a preliminary basis by the Board of Directors of Rostelecom (Minutes No.5 dated October 18, 2005, Minutes No.17 dated April 21, 2006). As of the moment of the transactions approval, no related parties were involved.

Disposal of CJSC Promsvyazbank Shares

In late 2006, Rostelecom optimizing its non-core investments sold 210 shares (par value of RUR 50,000 each) of CJSC JSCB Promsvyazbank to LLC The Twenty Second Century for amount of RUR 33,600,000. This transaction was approved on a preliminary basis by Rostelecom’s Board of Directors (Minutes No.5 dated November 24, 2006). As of the moment of the transaction approval, no related parties were involved.

Audit Services

In late 2006, the Board of Directors of the Company approved agreements on audit services between Rostelecom and LLC Ernst and Young (Minutes No.5 dated November 20, 2006). In accordance with the agreements, the independent auditor approved by the Annual General Meeting on June 24, 2006, shall render to the Company audit services in respect of the Company’s RAS accounting statements for the period from January 01, 2006 to December 31, 2006; audit services in respect of IFRS accounting statements as of December 31, 2006 and for the year 2006; audit reviews of Rostelecom’s IFRS accounting statements as of 30 June 2006 and for a six months’ period of 2006; audit services in respect of Rostelecom’s Annual Report on Form 20-F for 2006, to be filed with the US Securities and Exchange Commission and containing financial statements of the Company audited by LLC Ernst and Young. The total amount of independent auditor’s remuneration under all the agreements equaled USD 2,400,000.

«INCREASING EFFICIENCY»

INCREASING EFFICIENCY

The Company pays special attention to improving efficiency of its business in light of intensified competition and entry of new operators to the long-distance telecommunications market.

Due to the reform of Russia’s telecommunication sector the Company started to directly provide long-distance services to end users as well as to bill and collect payments. And in 2006, Rostelecom paid significant attention to introduction of the system to perform subscribers billing over the entire territory of the country that would provide actual detailing of domestic and international calls, high-quality invoicing for services rendered by the Company and current balance of subscriber’s account at in any customers care center of Rostelecom.

In 2006, Rostelecom, developing of its competitive advantages, confirmed the guaranteed high quality of telecommunication services rendered by the Company and once again successfully passed certification of its Quality Management System pursuant to GOST R ISO 9001-2001 standard (included in the international standardization system ISO 9001:2000). Moreover, last year Rostelecom obtained Certificates of compliance with the requirements of the “Telecommunications-Quality” Voluntary Certification System created under the auspices of the Ministry of Information Technologies and Communications of the Russian Federation for IP VPN and international digital leased line services.

In addition the Company focused on optimization of its non-core investments in subsidiaries and affiliates in order to terminate its participation in entities that had ceased their operations and others with non-core businesses for Rostelecom.

Adapting a new business model aimed at improving of the Company’s leadership in the long-distance sector, in 2006, Rostelecom reformed its organizational structure and consolidated its commercial units responsible for Moscow and regional markets in order to set uniform standards of customer servicing in all Russia’s regions. In addition, the number of Customer Care Centers created by the Company to effectively interact with end users in various regions comprised 83 offices by the end of the last year.

To improve efficiency of its units operations, the Company carried out in 2006 optimization of number of its administrative, managerial and support personnel, gradually consolidating its territorial offices. In 2006, the headcount of the Company’s staff declined by 3.3% year-on-year and equaled 22,519 employees. Average monthly wages of Rostelecom’s employees grew by 7.4% compared to 2005.

«SOCIAL RESPONSIBILITY»

SOCIAL RESPONSIBILITY

Company’s Personnel

Company’s personnel and efficient management team is one of the key factors for successful development in the competitive situation. Rostelecom pays significant attention to training, and improving skills of Company’s employees, as well as to social projects.

In 2006, as in previous years, Rostelecom was actively training and improving skills of its employees, including responsible for technical, commercial and administrative activities, in order to form a highly skilled team capable for the Company’s efficient operations of in the competitive environment. The Company continued to train its employees on the basis of distant training programs which are available at all branches of Rostelecom. Special attention was paid to training of top executives, including MBA programs and traineeship at leading foreign telecommunication companies.

Over the last year, the number of employees with higher or specialized secondary education increased by 4% and constituted 69% of overall number of the Company’s employees, and almost 6 thousand employees were retrained or improved of their professional skills. Certain employees of Rostelecom were granted with government awards from the Russian Ministry of Information Technologies and Communications, in particular, 48 employees of the Company were awarded the honorary title of Master of Telecommunications, and eight employees got Honorary Radioman badges.

Rostelecom’s non-state pension insurance system for the Company’s employees is an additional motivating factor allowing to retain both rank-and-file employees and executives of medium and top management level. Moreover, the Company implemented corporate programs of Voluntary Medical Insurance and insurance of all its employees against accidents at its facilities.

In 2006, Rostelecom regularly allocated the certain part of the salary fund to trade union’s accounts in order to carry out popular cultural, sports and sanative as well as other similar measures or events for the Company’s employees and members of their families. In addition, the Company conducted drivers’ professional skills competition and competition in mounting and measurement of fiber-optic cables for cablemen-solderers.

Social Projects

Recognizing its responsibility, socially important and charity programs are at significant importance at Rostelecom.

Traditionally, on May 9, the Company granted an opportunity to veterans of the Great Patriotic War and persons who became disabled during the Great Patriotic War to call free of charge to any town or city of Russia, as well as of other CIS countries and Baltic states from call offices and collective use points of Rostelecom.

Supporting education, Rostelecom for several years in succession has been paying special personal scholarships to the best students and graduates of a number of Russian institutions with education in telecommunications field. Moreover, in August 2006, Rostelecom arranged for the Ministry for Education and Science of the Russian Federation a multi-point videoconference titled “Priority National Project “Education” and the regional development” on the issues pertaining to mechanisms of implementation of the National Project “Education” being currently one of the most important lines for the country’s development.

Within the framework of supporting the national sports, in March 2006, the Company rendered its sponsor support in the course of arranging and staging “Russia Waits” ice show that was aimed at popularization and development of figure skating in Russia. In addition, up to 2007, the Company was the General Sponsor of the Russian national football team. Moreover, Rostelecom and Moscow multi-service operator Golden Line provided their infrastructure for broadcasts from XX Winter Olympic Games which took place in 2006 in Turin (Italy). High-quality and pure coverage of the Olympic Games events made it possible for Russian TV viewers to watch this event.

In May 2006, the Company, on the basis of its own intelligent platform, granted Russian TV viewers an opportunity to take part in electing the winner of Eurovision-2006 International Contest, and in December – to elect the winner of Eurovision-2006 Children’s International contest directly during the television broadcasts.

«PROSPECTS FOR GROWTH»

COMPANY’S 2007 GOALS

To ensure sustainable growth in competitive environment and increase Rostelecom’s capitalization in the long term, the Company plans to focus its efforts on further development of its competitive advantages, which would allow it to consolidate its positions in the Russian telecommunications market.

The Company plans to ensure its leadership in the Russian telecommunication sector by increasing the infrastructure capabilities of its own unique telecommunication network, by introducing innovative services for operators, corporate users and subscribers as well as by developing existing and opening new markets.

Network Enhancement

For any operator, hi-tech advanced telecommunication network is the fundamental factor for the market success which would allow it to provide high quality services and develop new innovative lines and products to meet growing demands of end users and telecommunication operators.

Rostelecom’s 2007 investment program is aimed at further enhancement of the Company’s principal asset – the unique high-capacity trunk network covering almost all territory of the Russian Federation – by implementing advanced technologies and installing high-end DWDM and data transmission equipment.

By construction of new and modernization of existing trunk lines Rostelecom plans to enhance throughput capacity of its telecommunication network in order to meet of growing volumes of domestic, international long-distance as well as transit traffic. New interconnections and digital links would allow the Company to expand geographical presence and ensure connection of a number of towns and cities to the Company’s network. Expanding of ring protection systems in a number of the country’s regions would improve reliability and stability of Rostelecom’s telecommunication network, as well as enhance quality and efficiency of its telecommunication services.

In 2007, the Company’s investment plans are also aimed at expanding and increasing the capacity of its multi-service IP/MPLS network in order to provide high-end data transmission services, such as high-speed Internet access and IP VPN, as well as to develop other innovative telecommunication services.

Corporate Clients Market

Successfully expanding its Business-to-Business market, Rostelecom plans to consolidate its competitive positions in the corporate clients segment. The Company’s main 2007 tasks are as follows:

•                  Active promotion of bundled telecommunication services which satisfy corporate customers’ needs.

Depending on company’s scope of business, offices chain and other conditions, comprehensive services offers may include traditional domestic and international long-distance services as well as new services such as high speed Internet access, IP VPN, intelligent services, local telecommunications and other services, including services rendered in conjunction with other telecommunication operators.

•                  Active promotion of new and development of existing hi-tech services rendered on the basis of the Company’s intelligent platform and multi-service network.

•                  Increasing efficiency of the customer care and sales support units as well as  promotion of new products for corporate clients.

In addition, following the strategy aimed at consolidating positions in Russian corporate clients market, the Company plans to expand its access to highly profitable customers by potential acquisitions of efficiently organized telecommunications businesses with vast customer bases.

Individual Subscribers Market

As a retail telecommunications operator since January 1, 2006, the Company provides long-distance services to over 30 million of subscribers of the public switched telephone network. Rostelecom has successfully adopted a new business model and arranged efficient interaction with the public. The Company plans the further consolidation of its leading positions in this segment and enhancement of the efficiency of its new business model.

In the subscribers market Rostelecom’s efforts are aimed at:

•                  Growth of domestic and outgoing international long-distance traffic from Russian end users.

•                  Growth of the number of the Company’s subscribers and pre-select agreements on long-distance telecommunications services.

•                  Improving sales system and retail payment schemes for telecommunications services by expanding the Company’s own and agent’s chains, as well as introduction of new payment schemes at the entire territory of the country.

This year, the Company continues its efforts focused on increasing awareness of its brand and building image of high end telecommunications operator. Nationwide advertising campaign of Rostelecom is aimed at increasing the trademark value and subscribers’ awareness of services provided by the Company.

Carriers Market

Providing retail long-distance services from early 2006 in lieu of wholesale traffic transit Rostelecom retained its leading positions in the carriers sector. The Company’s primary 2007 plans aimed at further development of its operations with carriers and telecommunications services providers are the following:

•                  Active promotion of Transit Europe – Asia services through the shortest route and development of new services for international operators.

•                  Strengthening positions on the incoming ILD market.

•                  Expanding cooperation with mobile operators and increasing traffic transit for cellular operators.

•                  Promotion of trunk Internet traffic transit services, as well as other multi-service network-based services for Russian operators.

«CORPORATE GOVERNANCE»

IMPOVING CORPORATE GOVERNANCE STANDARDS

High standards of corporate governance and transparency adopted at Rostelecom are aimed at protecting and complying with legal rights and interests of the Company’s shareholders and investors, maintaining balance of interests of its stakeholders, as well as give an additional advantage to the Company in intensive competitive environment of the telecommunications market.

Corporate Governance Standards

On April 28, 2004 the Company’s Board of Directors pursuant to the Declaration of Corporate Governance Principles of Rostelecom approved on April 11, 2002, adopted the Corporate Governance Code and Code of Ethics of Rostelecom.

The Corporate Governance Code and the Code of Ethics were developed by the Company according to the requirements and recommendations of the NYSE, the U.S. Securities and Exchange Commission (SEC), as well as recommendations of the Federal Commission for the Securities Market (FCSM) set in the Code of Corporate Conduct which are the necessary requirements for the Level 1 listed companies on Russian stock exchanges.

Rostelecom’s Codes are based on the following corporate governance principles recognized in Russia and worldwide:

•                  compliance with shareholders’ rights and interests stipulated by applicable legislation, norms and standards;

•                  ensuring sustainable growth of the Company’s shareholders wealth and increasing of shares’ value by improving Rostelecom’s corporate governance procedures and increasing information transparency;

•                  good faith and competent performance of duties and obligations by members of the Board of Directors and efficient operation of committees of the Board of Directors in accordance with high standards of corporate governance and business ethics;

•                  sustaining efficiency of the Company’s internal controls and audit; adherence to a conservative approach in preparing Rostelecom’s financial statements;

•                  the Company’s active cooperation with stakeholders interested in ensuring its financial stability and further development.

The adoption of the Corporate Governance Code and the Code of Ethics was primarily aimed at further improvement of the Company’s internal procedures regulating such matters as conflicts of interests, abuse of official power and use of insider information, as well as procedures for preparation and disclosure of information on the results of its operations.

In 2006, the Company paid special attention to improving its internal control procedures pursuant to the Sarbanes-Oxley Act and development of its risk management system.

In October 2006, the Internal Audit Department was established. Its Director reports to the Board of Directors of the Company and is accountable to the Audit Committee and the Board of Directors for performing such functions as:

•                  ensuring compliance with internal control procedures within the Company and evaluation of their efficiency;

•                  carrying out independent assessment and analysis of the Company’s financial position;

•                  setting up and introduction of the monitoring system used for risk identification purposes;

•                  providing the Company’s management with information on various aspects of financial and operating activities, information on risks revealed in course of gathering the relevant information;

•                  ensuring sufficient confidence of the Company’s management, Audit Committee, Board of Directors in respect of reliability of financial statements and compliance with relevant procedures in the process of their preparation pursuant to RAS, IFRS and US GAAP.

SHARE CAPITAL

As of December 31, 2006, the charter capital of Rostelecom was equal to RUR 2,428,819.4725.

Currently, the Company’s capital comprises 728,696,320 ordinary (the state registration number: 1-01-00124-A as of September 9, 2003) and 242,831,469 type A preferred (the state registration number: 2-01-00124-A as of September 9, 2003) issued and outstanding shares with the par value of RUR 0.0025 each.

Rostelecom’s Charter also stipulates the following number of authorized shares which the Company may issue in addition to the already placed ones: 905,330,221 ordinary shares and 531 type A preferred shares having par value of RUR 0.0025 each.

Ownership Structure

As of December 31, 2006, the total number of Rostelecom’s shareholders totaled 17,406, including 23 nominees.

	% of charter capital	% of ordinary (voting) shares
OJSC Svyazinvest	38.00	50.67
NP National Depositary Center*	41.25	38.88
CJSC ING Bank (Eurasia)*	5.08	6.42
including JPMorgan Chase Bank as a depositary bank	4.46	5.94

Dividend Policy

Rostelecom pays dividends in accordance with its Dividend Policy approved by the Board of Directors on December 21, 2004. The Dividend Policy sets the calculation procedure, the principal terms and conditions of dividend payment, as well as procedure for drawing up a list of persons entitled to receive dividends. The Dividend Policy is available at Rostelecom’s web-site, as well as may be requested at the Company’s address.

On June 24, 2006, Rostelecom’s Annual General Shareholders’ Meeting approved the amount of dividends for 2005 as follows:

•                  RUR 3.7178 per preferred share;

•                  RUR 1.5617 per ordinary share.

Dividends were paid to the shareholders entitled to receive dividends starting from July 15, 2006 to December 15, 2006 as follows:

•                  by transfer to shareholders’ bank accounts (bank charges deducted);

•                  by postal order (postal costs deducted);

•                  by payment through the Company’s cashiers (for Rostelecom employees only).

The total amount of preferred dividend was equal to RUR 903 mln. or 10% of net profit for 2005, ordinary dividend – RUR 1,138 mln. or 12.6% of net profit for 2005. In the aggregate, dividend payments on the Company’s shares exceeded RUR 2,040 mln., that is 14.3% higher than the dividends for 2004.

Upon dividend payment results, the Company’s debt to shareholders was equal to less than RUR 21 mln. or approximately 1% of the total amount of 2005 dividends to holders of Rostelecom’s ordinary and preferred shares mainly owing to lack of updated personal information of shareholders in the Company’s register regarding:

•                  changes in permanent home address, if he or she receives dividends by postal order;

•                  changes in bank account details, if he or she receives dividends by bank wire transfer;

•                  if a shareholder, who was employed with the Company and received dividends through the Company’s cashiers, left his or her job;

•                  changes in passport details for any method of receiving dividends.

Rostelecom abides by resolutions of the Company’s Annual General Meetings and fully fulfils its obligations pertaining to remittance of dividends to shareholders entitled to receive them.

However, pursuant to Article 44.5 of the Federal Law No. 208-FZ On Joint-Stock Companies as of October 31, 2002 and Article 13.3. of Rostelecom’s Charter, shareholders of record are required to inform the Company’s registrar of changes in his or her personal information. If a shareholder has not instructed the registrar of a change, the registrar and the Company take no responsibility for any possible losses.

After the completion of the dividend payment period set by the Annual General Meeting the Company monitors on a monthly basis the register data and pays dividends upon results of the previous years to shareholders that did not receive dividends in proper time and have updated necessary information contained in the register.

Dividend History
	2003	2004	2005	2006*
Total amount of dividends, thousand RUR	1,429,780	1,785,519	2,040,804	1,796,256
Amount of dividends
Per one preferred share, RUR	3.25301	2.9738	3.7178	2.9589
% of net profit preferred dividends	10.0	10.0	10.0	10.0
Per one ordinary share, RUR	0.87807	1.4593	1.5617	1.4790
% of net profit ordinary dividends	8.1	14.7	12.6	15.0
For information
Net profit, thousand RUR	7,899,324	7,221,269	9,027,902	7,185,139

* The amount of dividends set out herein was recommended by Rostelecom’s Board of Directors for approval by the Annual General Meeting upon 2006 results.

Russian Stock Market

Starting from 1995 Rostelecom’s shares began to be traded on the Russian Trading System and since that time they are available for any investors through exchange infrastructure. And thereby the Company started to actively develop its investor relations with the global investment community.

Today, ordinary and preferred shares of the Company (RTKM and RTKMP tickers) are listed on two leading Russian stock exchanges – the MICEX Stock Exchange and RTS Stock Exchange. The first listing level of Rostelecom on the MICEX and RTS reflects high liquidity of its shares, as well as guarantees protection of rights and interests of shareholders and investors of the Company due to compliance with the listing requirements at the Russian stock exchanges.

Foreign Stock Markets

The American Depository Receipts (ADRs) program, Level II, for Rostelecom’s ordinary shares was registered by the U.S. Securities and Exchange Commission in February 1998.

One ADR represents six ordinary shares of Rostelecom. The Company’s bank depository is JPMorgan Chase Bank, which facilitates its ADR program in accordance with the depository agreement concluded between Rostelecom, JPMorgan Chase Bank, as well as ADR holders and beneficiary owners.

Rostelecom’s ADRs are listed on the New York Stock Exchange and quoted on the London, Frankfurt and other foreign stock exchanges. As of December 31, 2006, 5.94% of the Company’s ordinary shares circulated in the form of ADRs outside the Russian Federation.

Rostelecom’s ADR price and NYSE Comp. Index were assumed to be equivalent to 100%. on December 30, 2005

BOARD OF DIRECTORS

Pursuant to Rostelecom’s Charter, the Board of Directors is a collective governing body that consists of 11 members, responsible for the Company’s general management between Annual General Meetings.

The following members of the Board of Directors were elected on June 25, 2005 at the Annual General Meeting held upon the results of the year 2004, who exercised their powers till June 23, 2006:

1.                           Stanislav P. Avdiyants, Executive Director – Director of Economic and Tariff Policies Department, CJSC Svyazinvest;

2.                           Valery V. Degtyarev, General Director, CJSC Professional Telecommunications;

3.                           Dmitry Ye. Yerokhin, General Director, OJSC Rostelecom;

4.                           Alexander N. Kiselev, General Director, OJSC Svyazinvest;

5.                           Sergei I. Kuznetsov, First Deputy General Director, OJSC Svyazinvest;

6.                           Irina M. Ragozina, Director of Corporate Governance Department, OJSC Svyazinvest;

7.                           Mikhail V. Slipenchouk, General Director, Investment Finance Company Metropol LLC;

8.                           Vitaly A. Slizen, Director of the Department for State Policy on Information and Communication Technologies, Ministry of Information Technologies and Communications of the Russian Federation;

9.                           Natalia A. Terentyeva, Internal Audit Director, STS-Media, Inc.;

10.                     Yevgeny A. Chechelnitsky, Deputy Head, the Federal Communications Control Service;

11.                     Valery N. Yashin, Representative of OJSC Svyazinvest, Chairman of the Board of Directors, OJSC Rostelecom.

Note: positions of members of the Company’s Board of Directors are specified herein in accordance with their principal employment as of June 23, 2006.

On June 24, 2006, the following members of the Board of Directors were elected at the Annual General Meeting held upon the results of the year 2005:

1.                           Vladimir N. Bobin, Deputy General Director, CIT Finance Investment Bank (OJSC);

2.                           Valery V. Degtyarev, General Director, CJSC Professional Telecommunications;

3.                           Dmitry Ye. Yerokhin, General Director, OJSC Rostelecom;

4.                           Alexander N. Kiselev, General Director, OJSC Svyazinvest;

5.                           Sergei I. Kuznetsov, Representative, OJSC Svyazinvest;

6.                           Stanislav N. Panchenko, Deputy General Director, OJSC Svyazinvest;

7.                           Irina M. Ragozina, Adviser to General Director, OJSC Svyazinvest;

8.                           Elena P. Selvich, Executive Director – Director of Economy and Finance Department, OJSC Svyazinvest;

9.                           Natalia A. Terentyeva, Financial expert;

10.                     Yevgeny A. Chechelnitsky, Deputy General Director, OJSC Svyazinvest;

11.                     Valery N. Yashin, Head of Asset Management Division, CJSC Sistema-Telecom.

On June 24, 2006, at the first meeting of the Board of Directors, Mr. Alexander Kiselev, General Director of Svyazinvest, was elected Chairman of Rostelecom’s Board of Directors.

In addition, in accordance with the Company’s Corporate Governance Code Vladimir Bobin, Valery Degtyarev and Natalia Terentyeva were recognized as independent directors; new members to the Audit Committee, Strategic Planning Committee and Nominations and Remuneration

Committee were elected. An independent member of the Board of Directors, Ms. Natalia Terentyeva, was recognized as a financial expert of the Audit Committee with ACCA certificate.

Biographies of the Board of Directors Members

Alexander Kiselev, Chairman of the Board of Directors

Born in 1962. Graduated from the Department of Oriental Studies of the St. Petersburg State University.

Over the last 5 years, Mr. Kiselev was holding or is currently holding positions with the following entities:

Period	Entity	Position
2000 – 2002	Russian Ministry of Communications and Informatization	Deputy Minister
2001 – 2006	OJSC Svyaz-Bank	Chairman of the Board of Directors
2002 – 2004	Russian Ministry of Communications and Informatization	First Deputy Minister
2004 – 2004	Russian Ministry of Transport and Communications	Director of the Department for Government Policies in the Sphere of Telecommunications and Postal Communications
2004 – 2006	Russian Ministry of Information Technologies and Communications	Assistant to Minister
2005 – 2006	OJSC Moscow City Telephone Network, OJSC North-West Telecom, OJSC Rostelecom, OJSC CentrTelecom	member of the Board of Directors
since 2006	OJSC Svyazinvest	General Director, Chairman of the Management Board
since 2006	OJSC CentrTelecom, OJSC Rostelecom, OJSC North-West Telecom	Chairman of the Board of Directors
since 2006	OJSC Moscow City Telephone Network	member of the Board of Directors

As of December 31, 2006, Mr. Kiselev had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Mr. Kiselev made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Stanislav Avdiyants

Born in 1946. Graduated from the Tashkent Electric Engineering Institute with a diploma in Telecommunications.

Over the last 5 years, Mr. Avdiyants was holding or is currently holding positions with the following entities:

Period	Entity	Position
2000 – 2002	OJSC Electrosvyaz of Kostroma Region	Chairman of the Board of Directors
2000, 2001 – 2002, 2003 – 2006	OJSC Rostelecom	member of the Board of Directors
2000 – 2006	OJSC Svyazinvest	Executive Director – Director of Economic and Tariff Policies Department
2001 – 2002	OJSC Magadansvyazinform	Chairman of the Board of Directors
2001 – 2003	OJSC Kostroma GTS	member of the Board of Directors
2002 – 2002	OJSC Central Telegraph	member of the Board of Directors
2003 – 2005	OJSC CentrTelecom, OJSC YuTC	member of the Board of Directors
2006	OJSC Rostelecom	member of the Management Board
since 2006	OJSC Svyazinvest	Executive Director – Director of Strategic Development Department
since 2006	OJSC CentrTelecom	member of the Audit Commission

On December 22, 2006, Mr. Avdiyants sold 1,100 ordinary and 6,800 preferred Rostelecom’s shares. As of the date of the transaction Mr. Avdiyants was not member of the Board of Directors or the Management Board of the Company.

As of December 31, 2006, Mr. Avdiyants had no interest in charter capital of the Company or in any of its subsidiaries or affiliates.

Vladimir Bobin

Born in 1968. Graduated from the Saint Petersburg Higher Military Engineering Telecommunications College. Graduated from the International Banking Institute in 1995, and in 1996 – from the Saint Petersburg State University.

Over the last 5 years, Mr. Bobin was holding or is currently holding positions with the following entities:

Period	Entity	Position
2001 – 2005	OJSC Baltinvestbank (OJSC (CB) Baltonexim Bank)	member of the Board of Directors
2002 – 2005	OJSC Baltinvestbank (OJSC (CB) Baltonexim Bank)	Director of the Customer Department, Deputy Chairman of the Management Board, member of the Management Board, Chairman of the Management Board, Advisor to President
since 2005	CIT Finance Investment Bank (OJSC)	Advisor to Chairman of the Management Board, Deputy Chairman of the Management Board, Deputy General Director of the bank
since 2006	OJSC Rostelecom	member of the Board of Directors

As of December 31, 2006, Mr. Bobin had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. From June 24 to December 31, 2006, Mr. Bobin made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Valery Degtyarev

Born in 1957. Graduated from the Omsk Railway Engineering Institute and holds a Candidate’s degree in Engineering sciences. In 2000, he graduated from the Department of Economics and National Economy Management of the St. Petersburg State University of Economics and Finance and received his Candidate’s degree in Economics.

Over the last 5 years, Mr. Degtyarev was holding or is currently holding positions with the following entities:

Period	Entity	Position
2000 – 2001	LLC DTS	Deputy General Director
2001 – 2001	CJSC TransTeleCom Company	Advisor to President
since 2001	CJSC Professional Telecommunications	General Director, member of the Board of Directors
since 2004	CJSC Radiotel, OJSC Rostelecom, OJSC Dalsvyaz, OJSC VolgaTelecom	Member of the Board of Directors
since 2004	OJSC Tetrasvyaz	General Director
since 2005	OJSC CentrTelecom	member of the Board of Directors

As of December 31, 2006, Mr. Degtyarev had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Mr. Degtyarev made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Dmitry Yerokhin

Born in 1950. Graduated with honors from Dagestan Polytechnical Institute with a diploma in Radio design engineering in 1977.

Over the last 5 years, Mr. Yerokhin was holding or is currently holding positions with the following entities:

Period	Entity	Position
2000 – 2001	OJSC Rostelecom	Deputy General Director – Director of TTsMS-9 Branch
2001 – 2003	OJSC Rostelecom	First Deputy General Director, member of the Management Board
2002 – 2005	CJSC Insurance Company Costars, CJSC MTs NTT	member of the Board of Directors Chairman of the Board of Directors
2004 – 2005	OJSC National Payphone Network	member of the Board of Directors
since 2002	CJSC Globalstar - Space Telecommunications	member of the Board of Directors
since 2002	OJSC MMTS-9	Chairman of the Board of Directors
since 2003	OJSC Rostelecom	General Director, Chairman of the Management Board
since 2004	OJSC Rostelecom	member of the Board of Directors
since 2004	NP Centre for Studies of Telecommunications Development Issues	member of the Partnership Board
since 2005	NPF Telecom-Soyuz	member of the Fund Board
since 2005	CJSC Globus Telecom	member of the Board of Directors
since 2006	CJSC Zebra Telecom	member of the Board of Directors

As of December 31, 2006, Mr. Yerokhin held 3,600 preferred Rostelecom’s shares. He had no interest in any of the Company’s subsidiaries or affiliates. In 2006, Mr. Yerokhin made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Sergey Kuznetsov

Born in 1953. Graduated from the North-West Polytechnical Institute with a diploma in Engineering, majoring in computer machinery. He also studied at the Columbia Business School (USA) and took a course on business administration at the Duke University’s Fuqua School of Business (USA).

Over the last 5 years, Mr. Kuznetsov was holding or is currently holding positions with the following entities:

Period	Entity	Position
1998 – 2001	CJSC PeterStar	General Director
2001 – 2003	OJSC Rostelecom	General Director, Chairman of the Management Board
2001 – 2003	OJSC RTK-Leasing, CJSC Interfax-Telecom	member of the Board of Directors
2001 – 2003	OJSC Svyazinvest	member of the Management Board
2001 – 2003	NPF Rostelecom-Garantiya	member of the Fund Board
2001 – 2004	CJSC Telmos, OJSC RTComm.RU, CJSC Globalstar - Space Telecommunications	member of the Board of Directors
2001 – 2004	NP Centre for Studies of Telecommunications Development Issues	member of the Partnership Board
2002 – 2004	OJSC Rostelecom	member of the Board of Directors
2003 – 2003	OJSC RTK-Leasing	Chairman of the Board of Directors
2003 – 2004	OJSC North-West Telecom	General Director, Chairman of the Management Board
2003 – 2005	OJSC Svyaz-Bank	member of the Board of Directors
2004 – 2004	OJSC North-West Telecom	member of the Board of Directors
2004 – 2006	OJSC Svyazinvest	First Deputy General Director
2004 – 2006	OJSC Svyazinvest	member of the Management Board
2004 – 2006	OJSC Telecominvest	member of the Board of Directors
2005 – 2006	OJSC YuTC, OJSC Central Telegraph, OJSC Sibirtelecom, OJSC Dalsvyaz, OJSC Uralsvyazinform	Chairman of the Board of Directors
2005 – 2006	OJSC VolgaTelecom	member of the Board of Directors
2006 – 2006	OJSC Investment Telecommunications Company	Adviser to General Director
since 2005	OJSC CentrTelecom, OJSC Rostelecom	member of the Board of Directors
since 2006	OJSC VolgaTelecom	Chairman of the Board of Directors
since 2006	OJSC Sibirtelecom	member of the Board of Directors

As of December 31, 2006, Mr. Kuznetsov had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Mr. Kuznetsov made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Stanislav Panchenko

Born in 1945. Graduated from the Chelyabinsk Polytechnical Institute with a degree in Electric engineering.

Over the last 5 years, Mr. Panchenko was holding or is currently holding positions with the following entities:

Period	Entity	Position
2001 – 2001	OJSC PTS	member of the Board of Directors
2001 – 2002	OJSC Lipetskelectrosvyaz, OJSC Electrosvyaz of Stavropol Krai	Chairman of the Board of Directors
2001 – 2002	OJSC Nizhegorodsvyazinform, OJSC Electrosvyaz of Vladimir Region, OJSC Electrosvyaz of Rostov Region	member of the Board of Directors
2001 – 2004	OJSC Lensvyaz	Chairman of the Board of Directors
2001 – 2005	OJSC Rostelecom	member of the Board of Directors
2002 – 2002	OJSC Electrosvyaz of Vladimir Region, OJSC Voronezhsvyazinform	Chairman of the Board of Directors
2003 – 2006	OJSC YuTC	member of the Board of Directors
2004 – 2005	OJSC North-West Telecom, OJSC Uralsvyazinform	member of the Board of Directors
2005 – 2006	OJSC Central Telegraph	member of the Board of Directors
since 2001	OJSC Dagsvyazinform	Chairman of the Board of Directors
since 2001	OJSC Svyazinvest	Deputy General Director, member of the Management Board
since 2006	OJSC Central Telegraph, OJSC YuTC	Chairman of the Board of Directors
since 2006	OJSC Rostelecom	member of the Board of Directors

As of December 31, 2006, Mr. Panchenko had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. From June 24 to December 31, 2006, Mr. Panchenko made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Irina Ragozina

Born in 1950. Graduated from the Moscow Telecommunications Institute with a diploma in Engineering and economics.

Over the last 5 years, Ms. Ragozina was holding or is currently holding positions with the following entities:

Period	Entity	Position
1999 – 2006	OJSC Svyazinvest	Director of Corporate Governance Department
2000 – 2005	OJSC Moscow City Telephone Network	member of the Board of Directors
2001 – 2001	OJSC Petersburg Telephone Network, OJSC Kamchatsvyazinform	member of the Board of Directors
2001 – 2002	OJSC Kamchatsvyazinform, OJSC Svyazinform of Chelyabinsk Region	Chairman of the Board of Directors
2001 – 2002	OJSC Electrosvyaz of Kurgan Region	member of the Board of Directors
2005 – 2006	OJSC Svyazinvest	member of the Management Board
since 2001	OJSC North-West Telecom	member of the Board of Directors
since 2002	OJSC Rostelecom	member of the Board of Directors
since 2006	OJSC Svyazinvest	Advisor to General Director

As of December 31, 2006, Ms. Ragozina had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Ms. Ragozina made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Elena Selvich

Born in 1968. Graduated from the Saint Petersburg Institute of Economics and Finance where she got the Economist qualification.

Over the last 5 years, Ms. Selvich was holding or is currently holding positions with the following entities:

Period	Entity	Position
1999 – 2003	CJSC Best Ceramics	Deputy General Director in charge of economics and finance
2003 – 2005	CJSC Petersburg Transit Telecom	Financial Director
2005 – 2006	OJSC Svyazinvest	Director of Finance Department
2005 – 2006	OJSC Uralsvyazinform	member of the Management Board
since 2006	OJSC Rostelecom, OJSC YuTC, OJSC CentrTelecom	member of the Board of Directors
since 2006	OJSC Sibirtelecom, CJSC ACIB Pochtobank	member of the Audit Commission
since 2006	OJSC Information Technologies of Telecommunications	Chairman of the Audit Commission
since 2006	OJSC Svyazinvest	Executive Director – Director of Economics and Finance Department

As of December 31, 2006, Ms. Selvich had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. From June 24 to December 31, 2006, Ms. Selvich made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Vitaly Slizen

Born in 1970. Graduated from the A.F. Mozhaysky St. Petersburg Military Engineering Institute with diploma in Mathematics and engineering.

Over the last 5 years, Mr. Slizen was holding or is currently holding positions with the following entities:

Period	Entity	Position
1998 – 2001	OJSC Telecominvest	Director of Fixed Communications Department Director of the Department for Development of Projects in the Sphere of Fixed Communications
1999 – 2001	CJSC Saint Petersburg Payphones, CJSC WebPlus	member of the Board of Directors
1999 – 2001	OJSC Telecominvest	member of the Management Board
2000 – 2001	OJSC National Payphone Network, CJSC Petersburg Transit Telecom	member of the Board of Directors
2000 – 2002	CJSC SPIK	member of the Board of Directors
2001 – 2004	OJSC Inter-Regional Trans Telecom	First Deputy General Director
2001 – 2004	OJSC Inter-Regional Trans Telecom	member of the Management Board
2002 – 2004	OJSC Inter-Regional Trans Telecom	member of the Board of Directors
2003 – 2004	CJSC Neva-Line	Chairman of the Board of Directors
2004 – 2005	OJSC Moscow Cellular Communications	member of the Board of Directors
2004 – 2006	Russian Ministry of Information Technologies and Communications	Director of the Department for Government Policies in the Sphere of Infocommunications Technologies
2005 – 2006	OJSC Rostelecom, OJSC VolgaTelecom, OJSC Dalsvyaz, OJSC Giprosvyaz, OJSC Dagsvyazinform	member of the Board of Directors
since 2006	CJSC Sinterra	General Director

As of December 31, 2006, Mr. Slizen had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. From January 1 to June 24, 2006, Mr. Slizen made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Mikhail Slipenchouk

Born in 1965. Graduated from the Moscow State University named after M. V. Lomonosov with a diploma in Geography, and holds Candidate’s degree in Geography. In 1997, Mr. Slipenchouk graduated from the Inter-Industry Institute of Advanced Training and Retraining of Executive Staff and Personnel at the G.V. Plekhanov Russian Economic Academy with diploma in Finance and credit.

Over the last 5 years, Mr. Slipenchouk was holding or is currently holding positions with the following entities:

Period	Entity	Position
since 1995	LLC IFC METROPOL	General Director member of the Board of Directors
since 2000	LLC Varna-95	General Director
since 2002	LLC Donskaya, 13	General Director
since 2004	International Public Organization Federation of Kekusin-Kan Karate-Do	President
2002 – 2003	LLC CB OBIBANK	Chairman of the Board of Directors
2002 – 2003	NP RTS Stock Exchange	member of the Board of Directors
2002 – 2004	OJSC Ulyanovskenergo	member of the Board of Directors
since 2000	Moscow Stock Exchange	member of the Stock Exchange Board
since 2000	BAMBOOK Association of Disabled People with Spinal Injuries and Diseases, a regional public organization	member of the Coordination Board
since 2001	OJSC Elektroistochnik	member of the Board of Directors
2002 – 2006	OJSC Rostelecom	member of the Board of Directors
since 2002	MOO West Center Oyama Kiokushinkai Karate-Do	member of the Management Board
since 2003	LLC IFC METROPOL	member of the Board of Directors
since 2004	Moscow International Business Association	member of the Executive Committee
since 2005	OOO Metropolinvest, CJSC Podolsk Accumulator Plant	member of the Board of Directors

As of December 31, 2006, Mr. Slipenchouk had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. From January 1 to June 24, 2006, Mr. Slipenchouk made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Natalia Terentyeva

Born in 1974. Graduated from the Plekhanov Russian Academy of Economics with a diploma in Cybernetics in Economy.

Over the last 5 years, Ms. Terentyeva was holding or is currently holding positions with the following entities:

Period	Entity	Position
1998 – 2002	CJSC KPMG	Auditor
2002 – 2005	CJSC TC Wimm-Bill-Dann	Financial controller
2005 – 2005	OJSC Wimm-Bill-Dann Foods	Risk Manager
2006 – 2007	Moscow Representative Office of STS-Media, Inc.	Internal Audit Director
since 2005	OJSC Rostelecom	member of the Board of Directors

As of December 31, 2006, Ms. Terentyeva had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Ms. Terentyeva made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Yevgeny Chechelnitsky

Born in 1973. Graduated from the Saint-Petersburg State University of Economics and Finance and holds Candidate’s degree in economics from Saint-Petersburg Academy of Economics and Engineering.

Over the last 5 years, Mr. Chechelnitsky was holding or is currently holding positions with the following entities:

Period	Entity	Position
2000 – 2004	Russian Ministry of Communications and Informatization	Deputy Head of the Economic and Investment Policies Department
2004 – 2006	Federal Service for Supervision in Communications Sphere	Deputy Head of the Federal Service for Supervision in Communications Sphere
2005 – 2006	OJSC YuTC, OJSC Central Telegraph, OJSC Dalsvyaz, OJSC Uralsvyazinform	member of the Board of Directors
since 2005	OJSC Giprosvyaz, OJSC Rostelecom	member of the Board of Directors
since 2006	OJSC Sibirtelecom	member of the Board of Directors
since 2006	OJSC Svyazinvest	Deputy General Director
since 2006	OJSC Uralsvyazinform, OJSC Dalsvyaz	Chairman of the Board of Directors
since 2006	NPF Telecom-Soyuz	member of the Fund Board
since 2006	OJSC Svyazinvest	member of the Management Board

As of December 31, 2006, Mr. Chechelnitsky had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Mr. Chechelnitsky made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Valery Yashin

Born in 1941. Graduated from the Leningrad Telecommunications Institute with a diploma in Telecommunications engineering.

Over the last 5 years, Mr. Yashin was holding or is currently holding positions with the following entities:

Period	Entity	Position
1995 – 2006	OJSC Telecominvest	Chairman of the Board of Directors
1997 – 2002	OJSC Saint Petersburg MMT; OJSC North-West Telecom (before 2001 - OJSC Petersburg Telephone Network);	member of the Supervisory Board, member of the Board of Directors
1999 – 2006	OJSC Svyazinvest	General Director, Chairman of the Management Board
2000 – 2001	OJSC Electrosvyaz of Moscow Region	Chairman of the Board of Directors
2000 – 2002	OJSC Svyazinvest-Media	Chairman of the Board of Directors
2000 – 2003	CJSC Mobitel;	Chairman of the Board of Directors
2000 – 2006	OJSC Moscow City Telephone Network	member of the Board of Directors
2000 – 2006	OJSC Rostelecom;	Chairman of the Board of Directors
2001 – 2002	OJSC Electrosvyaz of Oryol Region	Chairman of the Board of Directors
2001 – 2003	NPF Rostelecom-Garantiya	Chairman of the Fund Board
2001 – 2004	OJSC RTComm.RU	Chairman of the Board of Directors
2001 – 2006	OJSC CentrTelecom	Chairman of the Board of Directors
2002 – 2006	OJSC North-West Telecom	Chairman of the Board of Directors
2003 – 2006	CJSC Football Club Zenit	member of the Board of Directors
2006 – 2006	OJSC Rostelecom	member of the Board of Directors
since 1996	NPF Telecom-Soyuz	Chairman of the Fund Board
since 1998	CJSC Saint Petersburg Payphones	Chairman of the Board of Directors
since 2001	OJSC National Payphone Network	Chairman of the Board of Directors
since 2002	Russian Telecommunications History Foundation	member of the Management Board
since 2004	Insurance CJSC Medexpresss	member of the Supervisory Board
since 2006	OJSC Svyazinvest-Media	Chairman of the Board of Directors
since 2006	OJSC CentrTelecom, OJSC North-West Telecom	member of the Board of Directors

As of December 31, 2006, Mr. Yashin had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Mr. Yashin made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

No members of the Board of Directors of the Company have been brought to administrative responsibility for breaches of law in the spheres of finance, taxes and levies, securities market, or to criminal responsibility (no members of the Board of Directors of the Company have had any previous conviction record) for crimes in the sphere of economics or for crimes against the state authority, and among the members of the Board of Directors of the Company, there are no persons who held any positions in managing bodies of entities over the period when bankruptcy proceedings were initiated against, and/or any bankruptcy procedures were applied in respect of such entities pursuant to the Russian laws and regulations.

Activities of the Board of Directors and Its Committees in 2006

In 2006, the Company’s Board of Directors held a total of 16 meetings in presence and by absentee voting.

As of December 31, 2006, only one member of the Board of Directors, Mr. Yerokhin, Rostelecom’s General Director, serves as an executive director (the Company’s officer).

Major Resolutions Adopted by the Board of Directors

Due to the changes in principles for provision of telecommunications services in Russia and opportunities to enter new markets, the Board of Directors focused on restructuring of the Company’s business and improving its operating efficiency. In particular, during the last year, the Board of Directors adopted resolutions on acquisition of two large telecommunications operators – Zebra Telecom and Globus-Telecom, as well as resolutions on termination of Rostelecom’s participation in a number of non-core businesses.

Last year, the Board of Directors approved Rostelecom’s 2007 budget and regularly reviewed quarterly reports of the Management Board on the Company’s budget performance, effectiveness of receivables collection and amount of receivables due.

To improve the corporate governance standards and internal controls in Rostelecom, the Board of Directors established the Internal Audit Department and approved the corresponding Regulations. The Internal Audit Department that is independent from the Company’s executive bodies and reporting to the Board of Directors shall conduct reviews and prepare recommendations aimed at improving the efficiency of Rostelecom’s operations by a single comprehensive and consistent approach to assessment and enhancement of the internal controls, risk management and corporate governance. Increase of internal controls is of special importance in the light of Rostelecom’s preparation to attestation of the internal controls over financial reporting under the requirements of the Sarbanes-Oxley Act.

In addition, in accordance with the authority under the Federal Law On Joint Stock Companies Rostelecom’s Board of Directors considered the Company’s related parties transactions on a regular basis. Moreover, the Board of Directors adopted resolutions related to preparation to and conduct of the Annual General Meeting upon results of the year 2005.

Committees of the Board of Directors

To improve efficiency of the Board of Directors, the Strategic Planning Committee, Nominations and Remuneration Committee and Audit Committee were set up and are actively operating within the Company. Considering issues within their scope, the Committees carry out detailed analysis of proposed initiatives and prepare recommendations for the Board of Directors, thus improving quality of decisions adopted by the Company.

Strategic Planning Committee

In 2006, the Committee focused on development of forecasts and preparation of Rostelecom’s medium-term strategies of operations both on the liberalized long-distance telecommunications market, and on new markets having opened for the Company due to the telecommunications sector reform. Moreover, the Committee considered issues pertaining to strategies of long-term financial investments management.

Members of the Strategic Planning Committee:

1.                           Sergei Kuznetsov, Non-Executive Director, Chairman of the Committee;

2.                           Vladimir Bobin, Independent Director;

3.                           Valery Degtyarev, Independent Director;

4.                           Dmitry Yerokhin, Executive Director;

5.                           Yevgeny Chechelnitsky, Non-Executive Director;

6                              Andrei Gaiduk, Management Board member, First Deputy General Director – Finance Director of Rostelecom.

Nominations and Remuneration Committee

The basic tasks of the Committee in 2006 were to consider and analyze candidates to the Board of Directors, the Management Board and managerial positions; to elaborate remuneration policies for the Board of Directors and the Management Board, as well as to approve material terms and conditions of employment contracts with members of the Management Board.

Members of the Nominations and Remuneration Committee:

1.                           Natalia Terentyeva, Independent Director, Chairman of the Committee;

2.                           Vladimir Bobin, Independent Director;

3.                           Valery Degtyarev, Independent Director;

4.                           Irina Ragozina, Non-Executive Director.

Audit Committee

In 2006, the Committee that is aimed at controlling quality and completeness of information included in the Company’s financial (accounting) statements regularly reviewed and evaluated opinions of the Audit Commission and the independent auditor, monitored the audit of the Company, as well as examined draft agreements in respect of audit services.

Over the last year, the Committee paid special attention to issues relating to documentation and optimization of the internal controls over financial reporting and preparation of the Company to the attestation under the Sarbanes-Oxley Act.

Members of the Audit Committee:

1.                           Valery Degtyarev, Independent Director, Chairman of the Committee;

2.                           Vladimir Bobin, Independent Director;

3.                           Natalia Terentyeva, Independent Director having the financial expert’s status;

4.                           Elena Selvich (as a non-voting observer), Non-Executive Director.

Strategic management of the Company successfully carried out by the Board of Directors and high corporate governance standards ensure protection of shareholders’ rights and interests, which is one of the most important functions of the Board of Directors.

Remuneration of the Board of Directors

Pursuant to Clause 2 Article 64 of the Federal Law No.208-FZ On Joint-Stock Companies as of December 26, 1995, the amount of remuneration for members of the Board of Directors shall be set by resolution of the Annual General Meeting. To comply with the requirements of Russian laws, at the Annual General Meeting held on June 24, 2006, the Regulations on the Board of Directors of Rostelecom was approved, which stipulates that remuneration to members of the Board of Directors shall be paid from the Company’s net profit.

The remuneration of the members consists of quarterly and annual payments. The quarterly payment to the every member of the Board of Directors shall be equal 980,000 rubles. The Chairman of the Board of Directors shall receive quarterly payment with a coefficient 1.3 as compared to the average personal remuneration of the members of the Board of Directors excluding members performing their duties on a non-paid basis. The quarterly payment of the member of Board of Directors may be reduced by:

•                  30%, in the case of absence at less then a half of the Board of Directors meetings held;

•                  100%, in the case of absence at more then a half of the Board of Directors meetings held.

For the quarter when the new composition of the Board of Directors is elected the remuneration to the members of the Board of Directors is paid on a pro rata basis.

The annual payment to the members of the Board of Directors shall be equal to 0.26% of OIBDA calculated in accordance with Russian accounting legislation for the last financial year. The annual remuneration shall be equally distributed among members of the Board of Directors with the Chairman receiving payment with a coefficient 1.3 as compared to the average personal remuneration of the members of the Board of Directors excluding members performing their duties on a non-paid basis. The annual remuneration to a member of the Board of Directors may be reduced by 50% in the case of absence on more than a half of the Board of Directors meetings held. The annual remuneration to the member of the Board of Directors shall be paid not later than 3 months after its approval by the Annual General Meeting.

The members of the Board of Directors who also serve as members of the Audit Committee shall receive quarterly extra payment equal to 150,000 rubles. The Chairman of the Audit Committee shall receive extra payment with a coefficient 1.2.

The members of the Board of Directors who serve as members of the other committees of the Board of Directors shall receive quarterly extra payment equal to 80,000 rubles for the participation in each committee. The Chairmen of the committees shall receive extra payment with the coefficient 1.2 for each committee.

Members of the Board of Directors who are state officials shall perform their duties on a non-paid basis.

Members of the Board of Directors may not receive remuneration or compensation for expenses for the performance of their duties in any kind or manner for making decisions by the Board of Directors or other bodies of the Company, or also for the exercise of their rights and performance of their duties as members of the Board of Directors, other than remuneration and compensation for expenses received in accordance with the Regulations on the Board of Directors or by the decision of the Annual General Meeting.

Overall remuneration (including wages, bonuses, commissions, benefits and/or compensation of expenses, as well as other payouts in the form of property), of all member of the Board in 2006 amounted to RUR 39,198,808 (the remuneration of General Director Dmitry Yerokhin was not included in this amount).

(1) OIBDA is calculated as the amount of operating profit (line 050 of RAS Form No.2) and accrued depreciation (line 604 of RAS Form No.5) for the relevant year.

MANAGEMENT BOARD

According to Rostelecom’s Charter the Management Board is a collective governing body of the Company that is responsible for its day-to-day management. Number of members and personal composition of the Management Board are determined by the Board of Directors.

In 2006, the Management Board of Rostelecom consisted of:

1.                             Dmitry Ye. Yerokhin, General Director, Chairman of the Management Board of OJSC Rostelecom;

2.                             Stanislav P. Avdiyants, Executive Director – Director of Strategic Development Department, OJSC Svyazinvest (from July 1 to December 20, 2006);

3.                             Sergei L. Akopov, Director of Administrative Department, OJSC Rostelecom;

4.                             Konstantin V. Belyaev (up to July 1, 2006);

5.                             Yury A. Bilibin, Adviser to General Director, OJSC Svyazinvest (from July 1 to December 20, 2006);

6.                             Andrei A. Gaiduk, First Deputy General Director – Finance Director, OJSC Rostelecom;

7.                             Yevgeny V. Gerasimov, Deputy General Director – Director of North-Western Branch,
OJSC Rostelecom, (from March 10, 2006);

8.                             Dmitry M. Gurevich, Director of Project Management Department, OJSC Rostelecom;

9.                             Alexander I. Isaev, Deputy General Director – Director of MMT Branch, OJSC Rostelecom;

10.                       Igor A. Kalugin (up to March 10, 2006);

11.                       Anton Yu. Klimenko, Director of Public and Investor Relations, OJSC Rostelecom, (from June 30, 2006);

12.                       Alexander A. Lutsky (up to February 14, 2006);

13.                       Vladimir K. Mironov, Deputy General Director, OJSC Rostelecom;

14.                       Galina V. Rysakova, Director of Department of Organizational Development and Human Resources, OJSC Rostelecom;

15.                       Dmitry V. Sigalov, Director of Legal Affair Department, OJSC Rostelecom, (up to July 1, 2006);

16.                       Vladimir V. Terekhov, First Deputy General Director, OJSC Rostelecom;

17.                       Roman A. Frolov, Chief Accountant, OJSC Rostelecom (from February 14, 2006);

18.                       Andrei A. Shlyapnikov (up to July 1, 2006).

Biographies of the Management Board Members

Dmitry Yerokhin, Chairman of the Management Board

Information on Mr. Yerokhin is given in the Biographies of the Board of Directors Members section.

Vladimir Terekhov

Born in 1958 in Kherson. Graduated from the Kiev Higher Military Engineering Telecommunications College with a diploma in radio communications in 1981, and in 1990, continued his studies at the Military Telecommunications Academy.

Over the last 5 years, Mr. Terekhov was holding or is currently holding positions with the following entities:

Period	Entity	Position
2001 – 2002	CJSC Petersburg Transit Telecom	Deputy General Director in Charge of Technical Development
2002 – 2003	OJSC Rostelecom	Deputy General Director – Technical Director, member of the Management Board
2003 – 2004	CJSC NTTs Comset	member of the Board of Directors
since 2003	OJSC Rostelecom	First Deputy General Director, member of the Management Board
since 2004	CJSC RUSTEL, OJSC RTComm.RU	member of the Board of Directors
since 2005	CJSC GlobalTel	member of the Board of Directors

As of December 31, 2006, Mr. Terekhov had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Mr. Terekhov made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Andrei Gaiduk

Born in 1973 in Grozny. Graduated from the St. Petersburg University of Economics and Finance with a diploma in Finance and credit in 1995.

Over the last 5 years, Mr. Gaiduk was holding or is currently holding positions with the following entities:

Period	Entity	Position
2002 – 2004	CJSC Russian Industrial Bank	Chairman of the Management Board
2002 – 2004	CJSC Registrator-Svyaz	member of the Board of Directors
2003 – 2003 2005 – 2006	OJSC Svyaz-Bank	member of the Board of Directors
2004 – 2006	OJSC Rostelecom	Deputy General Director – Financial Director
since 2004	OJSC Rostelecom	member of the Management Board
since 2005	CJSC GlobalTel, OJSC RTComm.RU, OJSC MMTS-9, CJSC MTs NTT, CJSC Globus Telecom	member of the Board of Directors
since 2006	CJSC Zebra Telecom	member of the Board of Directors
since 2006	OJSC Rostelecom	First Deputy General Director – Finance Director

As of December 31, 2006, Mr. Gaiduk had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Mr. Gaiduk made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Stanislav Avdiyants

Information on Mr. Avdiyants is given in the Biographies of the Board of Directors Members section.

Sergei Akopov

Born in 1953 in Leningrad. Graduated from the Leningrad Nautical College of the Ministry of the Merchant Marine with a diploma in Radio engineering in 1977.

Over the last 5 years, Mr. Akopov was holding or is currently holding positions with the following entities:

Period	Entity	Position
2001 – 2003	CJSC Petersburg Transit Telecom	Administrative Director
2003 – 2006	OJSC Rostelecom	Deputy General Director – Administrative Director
since 2003	OJSC Rostelecom	member of the Management Board
since 2006	OJSC Rostelecom	Director of Administrative Department

As of December 31, 2006, Mr. Akopov had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Mr. Akopov made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Konstantin Belyaev

(Note: information on Mr. Belyaev is given as of June 30, 2006)

Born in 1968. Graduated from the All-Russia Extramural Institute of Finance and Economics with diploma in Accounting and audit.

As of June 30, 2006, over the last 5 years, Mr. Belyaev was holding positions with the following entities:

Period	Entity	Position
2001 – 2005	OJSC Svyazinvest	Chief Accountant
2002	OJSC Artelecom, OJSC Yartelecom	member of the Board of Directors
2002 – 2005	OJSC Rostelecom, OJSC CentrTelecom, OJSC North-West Telecom	member of the Audit Commission
2003	OJSC Svyazbank	member of the Board of Directors
2003 – 2005	OJSC VolgaTelecom, OJSC Dalsvyaz	Chairman of the Audit Commission
2005 – 2007	OJSC Svyazinvest	Deputy General Director
2005 – 2007	OJSC Svyazinvest	member of the Management Board
since 2002	OJSC MGTS	member of the Audit Commission
since 2005	OJSC VolgaTelecom	Chairman of the Board of Directors
since 2005	OJSC Svyazbank, OJSC YuTC, OJSC North-West Telecom	member of the Board of Directors
since 2005	OJSC CentrTelecom, OJSC Sibirtelecom	Chairman of the Audit Commission

As of June 30, 2006, Mr. Belyaev had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. Over the period from January 1 to June 30, 2006, Mr. Belyaev made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Yury Bilibin

(Note: information on Mr. Bilibin is given as of December 20, 2006)

Born in 1971. Graduated from the Saint Petersburg Technical University in 1994 with diploma of Engineer in Thermal Physics.

As of December 20, 2006, over the last 5 years, Mr. Bilibin was holding positions with the following entities:

Period	Entity	Position
2000 – 2004	OJSC Svyazinvest	Assistant to General Director
2001 – 2005	CJSC North-West Telecombank	member of the Supervisory Board
2002 – 2006	OJSC RTK-Leasing	member of the Board of Directors

2004 – 2005	OJSC Svyazinvest-Media, CJSC Sky Link, CJSC Registrator-Svyaz	member of the Board of Directors
2004 – 2006	OJSC RTK Leasing	Adviser to General Director
2005 – 2006	CJSC Russian Industrial Bank, CJSC Globus-Telecom, OJSC Svyazbank, OJSC Inter-Regional Trans Telecom, CJSC Startcom, CJSC TelecomTsentr	member of the Board of Directors
2006 – 2006	OJSC CentrTelecom, OJSC Rostelecom	member of the Management Board
since 2005	CJSC PeterStar, CJSC RTK-Invest, OJSC United Registration Company, OJSC RTComm.RU	member of the Board of Directors
since 2006	OJSC Telecominvest, CJSC Tsentel, OJSC Dalsvyaz, OJSC Uralsvyazinform	member of the Board of Directors
since 2006	OJSC Svyazintec, CJSC Startcom, OJSC Giprosvyaz	Chairman of the Board of Directors
since 2006	OJSC Svyazinvest	Adviser to General Director

As of December 31, 2006, Mr. Bilibin had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. From July 1 to December 20, 2006, Mr. Bilibin made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Yevgeny Gerasimov

Born in 1965, in Vologda Region. In 1987, he graduated from the Leningrad Telecommunications Institute where he majored in Radio Communications and Broadcasting.

Over the last 5 years, Mr. Gerasimov was holding or is currently holding positions with the following entities:

Period	Entity	Position
1999 – 2002	OJSC Rostelecom	Director of the Territorial Center for Long-Distance Communications and Television No.3
2003 – 2005	OJSC Rostelecom	Director of North-Western Branch
since 2005	OJSC Rostelecom	Deputy General Director – Director of North-Western Branch
since 2006	OJSC Rostelecom	member of the Management Board

As of December 31, 2006, Mr. Gerasimov had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Mr. Gerasimov made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Dmitry Gurevich

Born in 1971 in Leningrad. Graduated with honors from the Leningrad M.A. Bonch-Buyevich Telecommunications Institute with a diploma in radio engineering in 1993. He received MBA degree from the St. Petersburg International Institute of Management in 1997 and a Master’s Certificate in project management from the George Washington University School of Business and Public Management.

Over the last 5 years, Mr. Gurevich was holding or is currently holding positions with the following entities:

Period	Entity	Position
1998 – 2003	Saint Petersburg Branch of CJSC Lucent Technologies	Project Director
2003 – 2006	OJSC Rostelecom	Deputy General Director – Project Management Director
since 2003	OJSC Rostelecom	member of the Management Board
since 2006	OJSC Rostelecom	Director of Project Management Department

As of December 31, 2006, Mr. Gurevich had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Mr. Gurevich made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Alexander Isaev

Born in 1953 in Nikopol. In 1975, he graduated from A.F.Mozhaisky Institute of Military Engineers. He holds a Candidate’s degree and is a Senior Research Officer. In 1996, he was trained at the Saint Petersburg M.A. Bonch-Bruyevich University of Telecommunications in marketing in telecommunications. In 1998, he undertook professional retraining at the Eindhoven University and Sergey Ordzhonikidze State Academy of Management under the Russian-Dutch program Marketing Education in Russia (RIMA-A).

Over the last 5 years, Mr. Isaev was holding or is currently holding positions with the following entities:

Period	Entity	Position
2001 – 2003	OJSC Rostelecom	Deputy General Director – Commercial Director
2002 – 2006	NP TelecomForum	Member of the Supervisory Board
2003 – 2005	OJSC Rostelecom	Deputy General Director – Director in Charge of Work with Government Structures
2005 – 2006	OJSC Rostelecom	Deputy General Director
since 2005	CJSC Globus Telecom	member of the Board of Directors
since 2005	OJSC Rostelecom	member of the Management Board
since 2006	OJSC Rostelecom	Deputy General Director – Director of MMT Branch
since 2006	CJSC Zebra Telecom	member of the Board of Directors

As of December 31, 2006, Mr. Isaev had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Mr. Isaev made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Igor Kalugin

(Note: information on Mr. Kalugin is given as of March 10, 2006)

Born in 1964 in Kursk. Graduated from the Leningrad Institute of Precise Mechanics and Optics with a diploma in automation and control in technical systems in 1989 and from the St. Petersburg Institute of Finance and Economics with a diploma in economics. Finished a course on corporate finance at the London School of Economics.

As of March 10, 2006, over the last 5 years, Mr. Kalugin was holding positions with the following entities:

Period	Entity	Position
2001 – 2003	CJSC Petersburg Transit Telecom	General Director
2003 – 2006	OJSC Rostelecom	First Deputy General Director – Director of MMT Branch, member of the Management Board

As of March 10, 2006, Mr. Kalugin had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. From January 1 to March 10, 2006, Mr. Kalugin made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Anton Klimenko

Born in 1975 in Moscow. Graduated from the Moscow State University in 1997 with a diploma in Political Science. After graduation from the University, he completed the Post-Graduate Programme at Diplomatic Academy of the Russian Ministry for Foreign Affairs in 2000. In 2000-2001, he studied Marketing in the Academy of the National Economy under the Russian government and got the Marketing Manager qualification.

Over the last 5 years, Mr. Klimenko was holding or is currently holding positions with the following entities:

Period	Entity	Position
2002 – 2002	CJSC Telmos	Head of Customer Care Center
2003 – 2003	OJSC Rostelecom	Head of the Marketing Department, Deputy Head for Public Relations, Deputy Director for Public and Investor Relations
2004 – 2006	OJSC Rostelecom	Director for Public and Investor Relations
since 2006	OJSC Rostelecom	Director of Department for Public Relations and Investor Relations, member of the Management Board

As of December 31, 2006, Mr. Klimenko had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Mr. Klimenko made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Alexander Lutsky

(Note: information on Mr. Lutsky is given as of February 14, 2006)

Born in 1972 in the town of Tikhvin, Leningrad Region. Graduated from the St. Petersburg University of Economics and Finance with a diploma in Economics in 1995.

As of February 14, 2006, over the last 5 years, Mr. Lutsky was holding positions in managing bodies of the following legal entities:

Period	Entity	Position
2000 - 2001	CJSC Petersburg Transit Telecom	Finance Director
2001 – 2006	OJSC Rostelecom	Chief Accountant member of the Management Board
2002 – 2004	OJSC Moscow Cellular Communications	member of the Board of Directors

As of February 14, 2006, Mr. Lutsky had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. From January 1 to February 14, 2006, Mr. Lutsky made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Vladimir Mironov

Born in 1956 in Leningrad. Graduated from the Leningrad Railway Engineering Institute with a degree in Electrical engineering.

Over the last 5 years, Mr. Mironov was holding or is currently holding positions with the following entities:

Period	Entity	Position
2001 – 2002	CJSC PeterStar	Director of Regime and Security Department, Director of Security Department
2003 – 2006	LLC RTK-Sibir	member of the Board of Directors
since 2002	OJSC Rostelecom	Deputy General Director, member of the Management Board

As of December 31, 2006, Mr. Mironov had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Mr. Mironov made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Galina Rysakova

Born in 1967 in the town of Lobnya, Moscow Region. Graduated from the Moscow State University in 1999 with diploma in Law.

Over the last 5 years, Ms. Rysakova was holding or is currently holding positions with the following entities:

Period	Entity	Position
2000 – 2001	OJSC Sheremetyevo International Airport	Head of Human Resources Department
2001 – 2003	OJSC Rostelecom	Head of Human Resources Department of Organizational Development and Human Resources Management Directorate
2003 – 2006	OJSC Rostelecom	Deputy General Director – Director for Organizational Development and Human Resources Management
since 2003	OJSC Rostelecom	member of the Management Board
since 2005	CJSC Insurance Company Costars	member of the Board of Directors
since 2006	OJSC Rostelecom	Director of Department of Organizational Development and Human Resources Management

As of December 31, 2006, Ms. Rysakova had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Ms. Rysakova made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Dmitry Sigalov

Born in 1973 in Leningrad. Graduated from the St. Petersburg State University in 1996 with a diploma in Law. From 1997 to 2000, Dmitry V. Sigalov continued postgraduate education at St. Petersburg State University, majoring in commercial law. He received a degree of Candidate in Law at Moscow Humanities University.

Over the last 5 years, Mr. Sigalov was holding or is currently holding positions with the following entities:

Period	Entity	Position
2002 – 2003	OJSC Rostelecom	Legal Adviser to General Director
2003 – 2006	OJSC Rostelecom	Deputy General Director in Charge of Legal Issues
2003 – 2006	OJSC Rostelecom	member of the Management Board
since 2006	OJSC Rostelecom	Director of Legal Department

As of December 31, 2006, Mr. Sigalov had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Mr. Sigalov made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Roman Frolov

Born in 1976. In 1997, Roman A. Frolov graduated from G.V. Plekhanov Russian Economic Academy, with diploma in Finance and credit, and in 2000, he completed the Post-Graduate Program at this Academy.

Over the last 5 years, Mr. Frolov was holding or is currently holding positions with the following entities:

Period	Entity	Position
2001 – 2002	CJSC KPMG	Senior Taxation Adviser
2002 – 2002	OJSC Rostelecom	Taxation Manager
2002 – 2003	OJSC Rostelecom	Head of Accounting and Taxation Methodology
2003 – 2006	OJSC Rostelecom	Deputy Chief Accountant
since 2006	OJSC Rostelecom	Chief Accountant, member of the Management Board

As of December 31, 2006, Mr. Frolov had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Mr. Frolov no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Andrei Shlyapnikov

(Note: information on Mr. Shlyapnikov is given as of June 30, 2006)

Born in 1951, in Novosibirsk. In 1974, he graduated from the Novosibirsk Telecommunications Institute with a diploma in Multi-Channel Telecommunications.

As of June 30, 2006, over the last 5 years, Mr. Shlyapnikov was holding positions with the following entities:

Period	Entity	Position
2002 – 2003	OJSC RTComm.RU	General Director
2003 – 2005	OJSC Rostelecom	Deputy General Director in Charge of Quality Management
2005 – 2006	OJSC Rostelecom	Deputy General Director in Charge of Business Development
2005 – 2006	OJSC Rostelecom	member of the Management Board

As of December 31, 2006, Mr. Shlyapnikov had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Mr. Shlyapnikov made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

No members of the Management Board of the Company have been brought to administrative responsibility for breaches of law in the spheres of finance, taxes and levies, securities market, or to criminal responsibility (no members of the Management Board of the Company have had any previous conviction record) for crimes in the sphere of economics or for crimes against the state authority, and among the members of the Management Board of the Company there are no persons who held any positions in managing bodies of profit-making entities over the period when bankruptcy proceedings were initiated against, and/or any bankruptcy procedures were applied in respect of such entities pursuant to the Russian laws and regulations.

Activities of the Management Board and its Committees in 2006

Over the last year, the Management Board of the Company held 19 meetings.

In 2006, in the light of increasing competition and entering of new operators to the long-distance market the Management Board focused on consolidating of the Company’s market positions, planning of marketing and advertising 2007 activities, as well as reviewing reports of budget performance, and implementation of marketing and advertising plans on a regular basis.

Over the last year, in order to improve operational efficiency, the Management Board of the Company adopted resolutions on decommissioning of analogue telecommunication lines and facilities, optimization of the Company’s branch structure, as well as sale of housing & social facilities and their transfer to municipal authorities.

Moreover, to ensure high efficiency decision-making process Management Board examined materials and issues in detail including preliminary approval of related parties transactions prior submission to the Board of Directors for consideration.

Improving the Company’s of corporate governance standards and internal control procedures, the Board regularly reviewed management reports on current status of the internal controls implementation as well as further steps to be undertaken.

Committees of the Management Board

The Tariff Committee, Budget and Investment Committee, Tender Committee, Compensations Committee, Information Disclosure Committee were operating within the Company in order improve efficiency of the Management Board activities.

Tariff Committee

The principal goal of the Tariff Committee is to ensure effectiveness of decisions made by the Management Board in respect of the Company’s tariff policy. In 2006, the Tariff Committee was considering issues to optimize the existing tariffs that would increase the Company’s revenues and expand market share.

Budget & Investment Committee

In 2006, the Budget & Investment Committee analyzed, assessed Company’s projects and programs planned for 2006 and 2007 as well as made investment decisions. In addition, the Committee examined Rostelecom’s 2007 budget, including budgets units and branches.

Tender Committee

In 2006, to select the Company’s counterparties mostly efficient, the Committee reviewed commercial offers submitted by participants and determined winners of tenders for selection of suppliers and contractors for construction of telecommunications lines and facilities, as well as for the other Company’s projects. In additions the Committee controlled and provided guidance in the course of arranging purchase of goods, works and services on a tender basis.

Compensations Committee

In 2006, the Committee focused on forming a highly skilled team in order increase the Company’s efficiency as well as on implementation of compensation and motivation for the Company’s employees.

Information Disclosure Committee

The Committee discussed the material information prior its disclosure to ensure consistency and coherency of publicly disseminated information by Rostelecom in 2006.

Remuneration of the General Director and the Management Board

Pursuant to the Regulation on General Director of Rostelecom, the amount of remuneration for the General Director shall be set out in the Agreement between the General Director and the Company represented by its Board of Directors.

The amount of remuneration of members of the Company’s Management Board is set out in the Regulation on the Management Board of Rostelecom. A member of the Management Board shall receive remuneration for the performance of his/her functions on a quarterly and annual basis. The remuneration to the members of the Management Board is paid out of the Company’s net income.

The aggregate quarterly remuneration to the Management Board shall not exceed 9.03 million rubles. The Chairman of the Management Board shall receive quarterly remuneration with a coefficient 1.2 as compared to the average personal remuneration of the members of the Management Board.

The determination of the aggregate quarterly remuneration to the Management Board should be brought by the Chairman of the Management Board to the attention of the Board of Directors after the consideration by the Board of Directors of the results of the quarterly budget execution.

For the quarter when the composition of the Management Board has changed the quarterly remuneration to the every member of the Management Board shall be paid on the pro rata basis.

The amount of personal remuneration of each Management Board member shall be proposed by the Chairman of the Management Board depending on the volume and intensity of the functions performed by a member of the Management Board or/and shall be determined in an order set by the internal document approved by the Board of Directors. A decision on the amount of personal quarterly remuneration of each Management Board member shall be made at the meeting of the Management Board by a simple majority of votes of the members of the Management Board taking part in such meeting The member of the Management Board on the amount of whose remuneration the decision is made shall not participate in the vote.

The aggregate annual remuneration of the Management Board shall be determined by the Board of Directors after the Annual General Shareholders Meeting and shall not exceed 0.2% of OIBDA calculated in accordance with Russian accounting legislation for the last financial year. A decision on the amount of personal annual remuneration of each Management Board member shall be made at the meeting of the Board of Directors depending on the volume and intensity of the functions performed by a member of the Management Board or/and shall be determined in an order set by the internal document approved by the Board of Directors, as proposed by the General Director. For the year when the composition of the Management Board has changed the annual remuneration to the every member of the Management Board shall be paid on the pro rata basis.

Overall remuneration (including wages, bonuses, commissions, benefits and/or compensation of expenses, as well as other payouts in the form of property) of Management Board in 2006 amounted to RUR 93,435,564 (accounting for the remuneration paid to General Director Mr. Yerokhin)

AUDIT COMMISSION

Pursuant to Rostelecom’s Charter, the Audit Commission is the Company’s body performing control over financial and economic activities during the periods between Annual General Meetings.

In accordance with version No.6 of the Company’s Charter which was effective before June 24, 2006, and the Audit Commission consists of three members. The following members of the Audit Commission were elected at the Annual General Meeting Company on June 24, 2006

1.               Olga G. Koroleva, Chief Accountant, OJSC Svyazinvest, Chairman of the Commission;

2.               Svetlana N. Bocharova, Head of Tax Section of the Accounting Department, OJSC Svyazinvest;

3.               Natalia S. Vorobyova, Head of the Section for Coordination of Interaction with Regulatory and Supervisory Authorities in the Communications Sphere of the Strategic Development Department, OJSC Svyazinvest.

Pursuant to the new version No.7 of the Company’s Charter approved at the Annual General Shareholders’ Meeting upon 2005 results and effective since June 25, 2006, and the Audit Commission consists of five members.

Biographies of the Audit Commission Members

Olga Koroleva, Chairman of the Audit Commission

Born in 1950. In 1972, she graduated from the Tomsk State University with a diploma in Industry Planning, and in 1985 received a Candidate of Economic Sciences degree from the All-Union Financial & Economical Institute.

Over the last 5 years, Ms. Koroleva was holding or is currently holding positions with the following entities:

Period	Entity	Position
2001 – 2005	OJSC Svyazinvest	Head of Methodology Section, Deputy Chief Accountant
2003 – 2004	CJSC Vladimir-Teleservis	member of the Audit Commission
2003 – 2004	CJSC Nizhegorodteleservis	member of the Audit Commission
2005 – 2005	OJSC AEROCOM	Chairman of the Audit Commission
2005 – 2006	OJSC Giprosvyaz, CJSC MTs NTT, OJSC Uralsvyazinform	Chairman of the Audit Commission
since 2005	OJSC Svyazinvest	Chief Accountant
since 2005	OJSC Central Telegraph, OJSC VolgaTelecom, OJSC Dalsvyaz	Chairman of the Audit Commission
since 2006	OJSC CentrTelecom, OJSC Sibirtelecom, CJSC Baikalvestcom, OJSC Rostelecom	Chairman of the Audit Commission
since 2006	OJSC Uralsvyazinform	member of the Board of Directors

As of December 31, 2006, Ms. Koroleva had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Ms. Koroleva made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Svetlana Bocharova

Born in 1970 in the city of Penza, Penza Region. Graduated from the Moscow State University with a diploma in law in 1993. She holds a Candidate’s degree in Law.

Over the last 5 years, Ms. Bocharova was holding or is currently holding positions with the following entities:

Period	Entity	Position
2001 – 2003	OJSC Svyazinvest	Head of Section for Legal Support of Activities of Legal Support Department
2002	OJSC Electrosvyaz of the Republic of Buryatia	member of the Board of Directors
2004 – 2005	CJSC Registrator-Svyaz	member of the Audit Commission
2004 – 2006	OJSC Uralsvyazinform	member of the Audit Commission
2005 – 2006	OJSC CentrTelecom	member of the Audit Commission
since 2003	OJSC Svyazinvest	Head of Tax Section of the Accounting Department
since 2005	OJSC Information Technologies of Telecommunications, CJSC Penza Mobile	member of the Audit Commission
since 2006	OJSC Dalsvyaz, CJSC Samara Telecom, CJSC MTs NTT, OJSC Rostelecom,	member of the Audit Commission
since 2006	OJSC Uralsvyazinform	Chairman of the Audit Commission
since 2006	LLC BIT	member of the Audit Commission

As of December 31, 2006, Ms. Bocharova had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Ms. made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

Natalia Sergeyevna Vorobyova

Born in 1973. Graduated from the Moscow Technical University of Communications and Informatics with a diploma in Economics and Management of a Communications Enterprise.

Over the last 5 years, Ms. Vorobyova was holding or is currently holding positions with the following entities:

Period	Entity	Position
1999 – 2001	Russia’s Federal Commission for Regulation of Natural Monopolies in the Communications Sphere

Head of Methodology Section of the Department for Regulation of Activities of Natural Monopolies in the Sphere of Communications of the Russian Ministry for Antimonopoly Policies and Support of Entrepreneurship

2002 – 2005	OJSC Moscow City Telephone Network	Head of Prices and Tariffs Section of Economics and Finance Office
since 2005	OJSC Svyazinvest	Head of the Section for Coordination of Interaction with Regulatory and Supervisory Authorities in the Communications Sphere of the Strategic Development Department
since 2006	OJSC Rostelecom, OJSC Sibirtelecom, LLC Tver Telecom	member of the Audit Commission

As of December 31, 2006, Ms. Vorobyova had no interest in charter capital of the Company or in any of its subsidiaries or affiliates. In 2006, Ms. Vorobyova made no transactions in the Company’s securities or any securities of its subsidiaries or affiliates.

No members of the Audit Commission of the Company have been brought to administrative responsibility for breaches of law in the spheres of finance, taxes and levies, securities market, or to criminal responsibility (no members of the Audit Commission of the Company have had any previous conviction record) for crimes in the sphere of economics or for crimes against the state authority, and among the members of the Audit Commission of the Company there are no persons who held any positions in managing bodies of profit-making entities over the period when bankruptcy proceedings were initiated against, and/or any bankruptcy procedures were applied in respect of such entities pursuant to the Russian laws and regulations.

Audit Commission Activities in 2006

Over the last year, the Audit Commission held five meetings, as well as one check-up of financial and economic activities of the Company on its own initiative. In 2006, no instructions to review Rostelecom’s activities were given by the Annual General Meeting or shareholders owning over 10% of voting shares of the Company.

The Audit Commission reviewed the Company’s financial and economic activities as follows:

•                  compliance with laws and regulations of the Company’s financial and core operations (capital construction, relationships with telecommunications operators, rendering telecommunications services to users, etc.;

•                  compliance with the established procedure for maintaining accounting records and compiling financial statements;

•                  review of internal controls system;

•                  review of annual accounting statements for the year 2006;

•                  review of the Company’s 2006 Annual Report.

There were no observations and comments upon the results of the review of the Company’s 2006 operations.

Remuneration of the Audit Commission

The remuneration and the compensation of expenses of the Audit Commission members incurred while executing their duties are provided upon the decision of the General Shareholder’s meeting in the amount stipulated by these Regulations except for the instances when the General Shareholders Meeting regardless the grounds for the such decision has resolved not to pay any remuneration or to provide it in different amount and terms.

The members of the Audit Commission shall be compensated for all proven expenses incurred by them while executing their duties.

A member of the Audit Commission, while exercising his duties, shall receive quarterly remuneration in the amount of 50% (fifty percent) of the average quarterly remuneration of a member of the Board of Directors, determined on the basis of the total amount of quarterly remuneration to all members of the Board of Directors divided by the number of members of the Board of Directors of the Company. The quarterly remuneration to the members of the Audit Commission shall be paid at the same time and following the same procedure as the one set for disbursement of remuneration to members of the Board of Directors. For the quarter when the Audit Commission has been re-elected or some members have resigned in a way stipulated by the paragraph 8 of these Regulations the quarterly remuneration shall be paid on the pro rata basis.

Overall remuneration (including wages, bonuses, commissions, benefits and/or compensation of expenses, as well as other payouts in the form of property) to members of the Audit Commission in 2006 amounted of RUR 8,478,666.

CORPORATE GOVERNANCE RATINGS

Standard&Poor’s Corporate Governance Rating

On May 03, 2006, independent rating agency Standard & Poor’s raised OJSC Rostelecom Corporate Governance Score to “CGS-6.2” upon results of 2005. The global scale CGS was also affirmed at “CGS-6”. This is the highest corporate governance rating assigned by S&P to any company from the OJSC Svyazinvest group.

Standard & Poor’s recognized transparency of OJSC Rostelecom, the creation of the Corporate Secretary, active contribution made by the Committees of the Board of Directors, especially the Audit Committee, and adoption of the sound executive compensation plan. The Company’s improvements in corporate governance to conform to international best practices and requirements were also among the positive factors cited by S&P.

National Corporate Governance Rating

In 2006, upon the results of its assessment of the Company’s corporate governance system, RID-Expert RA Consortium (consisting of the Russian Directors Institute and Expert RA Rating Agency) confirmed the Company’s rating at Class “А” within the National Corporate Governance Rating. Pursuant to the rating scale, this Class is comprised of companies having high corporate governance standards and complying with the Russian law, as well as substantially following recommendations of the Code of Corporate Conduct in their practice.

Compliance with the Code of Corporate Conduct

On November 28, 2001, the Russian government approved the Code of Corporate Conduct. Impoving the corporate governance standards Rostelecom, among others, relies on the recommendations the Code of Corporate Conduct and to pursue them embodies relevant provisions to the Charter and other Company’s internal regulations.

Information on Rostelecom’s compliance with recommendations of the Corporate Conduct Code of the Russian Federal Commission for Securities Market is given in Exhibit No.2 to this Annual Report and is an integral part thereof.

CONTACT INFORMATION

Full company name:

Open Joint-Stock Company for Long-Distance and International Telecommunications “Rostelecom”

Brief name:

OJSC Rostelecom

Registration number and state registration date:

No.021.833 dated September 23, 1993

Legal address / Location:

15 Dostoyevskogo St., Saint Petersburg, 191002, the Russian Federation

Mailing address:

14, 1-st Tverskaya-Yamskaya St., Moscow, 125047, the Russian Federation

Contact phone / fax:

(+7 499) 972 8283 / (+7 499) 972 8222

E-mail address:

info@rostelecom.ru

Internet site:

www.rt.ru

Public and Investor Relations Department:	Corporate Secretary
Anton Klimenko – Director Phone: (+7 499) 973 9973 Fax: (+7 499) 973 9977	Olga Mokhoreva Phone: (+7 499) 973 9921 Fax: (+7 499) 973 1055

Branches	Address
Far Eastern	23 Pushkina St, Khabarovsk, 680000
MMT	46 Arbat St., Moscow, 119002
Volga	292 Sadovaya St., Samara, 443001
North Western	15 Dostoyevskogo St., Saint Petersburg, 191002
Siberian	33, 2-nd Soyuza Molodyozhi St., Novosibirsk, 630082
Urals	4a Asbestovsky Per., Yekaterinburg, 620041
Central	Bldg. 1. House 17, 3-rd Khoroshovskaya St., Moscow, 123298
Southern	152 Pushkinskaya St., Rostov-on-Don, 344006
Training Centre	Bekasovo, Naro-Fominsk District, 143380

Representative Offices
in Yerevan, Armenia	28 Nalbandyana St., Yerevan, 375010, Republic of Armenia
in Geneva, Switzerland	94 Rue de Lausanne, 1202 Geneva, Switzerland

REGISTRAR

Name:

OJSC United Registration Company (OJSC URC)

Legal address / Location:

70 Pyatnitskaya St., Moscow, 113095

Mailing address:

Post Box 162, 15A Kalanchyovskaya St., Moscow, 107078

Contact phones/fax:

(+7 495) 933 4221, (+7 495) 775 2568 / (+7 495) 933 4221

License:

Russian FCSM perpetual License for exercising registrar’s activities No.10-000-1-00314 dated March 30, 2004

E-mail address:

ork@ork-reestr.ru

Internet site:

http://www.ork-reestr.ru

INDEPENDENT AUDITOR

Name:

LLC Ernst and Young

Legal address / Location:

77/1 Sadovnicheskaya Embankment, Moscow, 115035

Mailing address:

77/1 Sadovnicheskaya Embankment, Moscow, 115035

Contact phones/fax:

(+7 495) 705 9700 / (+7 495) 755 9701

License:

Russian Ministry of Finance License No.E002138 dated September 30, 2002, valid until September 30, 2007

E-mail address:

moscow@ru.ey.com

Internet site:

www.ey.com

COMPLIANCE WITH FCSM RECOMMENDATIONS

EXHIBIT No.1

INFORMATION ON COMPLIANCE WITH RECOMMENDATIONS CONTAINED IN THE CODE OF CORPORATE CONDUCT OF FCSM OF RUSSIA

No.	Provision of FCSM’s Corporate Conduct Code	Compliant or Non-Compliant	Notes
GENERAL SHAREHOLDERS MEETING
1.

Notice to shareholders on intent to convene the general shareholders meeting no less than 30 days before the meeting date regardless of the agenda items unless the law determines a larger notice period.

		Compliant	Article 18.4. of Rostelecom’s Charter.
2.

Opportunity for shareholders to study the list of persons entitled to participate in the general shareholders meeting beginning from the day of the notice until the in-presence general shareholders meeting is closed. In case of an in-absentia general shareholders meeting - until the end of voting bulletin acceptance period.

		Compliant	Article 35.3. of Rostelecom’s Charter.
3.	Opportunity for shareholders to study information (materials) relevant to the general shareholders meeting by means of electronic communications, including the Internet.	Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section “Participation of Shareholders in the Management of the Company”).
4.

Opportunity for shareholders to put issues on the general meeting agenda or request a convocation of a general shareholders meeting without a statement from the shareholders’register, if such shareholder’s title to the shares is attested by a shareholders’ register. Where the shareholder’s title to the shares is attested by a DEPO account, a statement from the DEPO account will suffice in order to exercise the above rights.

		Compliant	Article 2.6. of the Regulations on Rostelecom’s General Shareholders Meeting.
5.

Stipulation of provisions in the Company’s Charter or internal documents requiring the presence at a shareholders meeting of the general director, management board members, board of directors members, audit committee members, as well as an auditor of the Company.

		Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section “Participation of Shareholders in the Management of the Company”).
6.	Mandatory presence of candidates at the general shareholders meeting when election of board directors and audit committee members, as well as approval of the Company’s auditor are considered.	Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section “Participation of Shareholders in the Management of the Company”).
7.	Stipulation in the Company’s internal documents of a procedure regulating registration of general shareholders meeting’s participants.	Compliant	Article 8. of the Regulations on Rostelecom’s General Shareholders Meeting.
BOARD OF DIRECTORS
8.	Stipulation in the Company’s Charter of an authority of the board of directors to approve the Company’s financial and economic plan (budget) on an annual basis.	Compliant	Article 23.3.1. of Rostelecom’s Charter.
9.	Existence of a risk management procedure approved by the board of directors.	Compliant	Risk Management Policy approved by Minutes No.12 Rostelecom’s Board of Directors dated March 20, 2007.
10.	Stipulation in the Company’s Charter of the board of directors’ right to decide on suspension of powers of the general director appointed at the general shareholders meeting.	Non-Applicable	According to Article 23.3.18. of Rostelecom’s Charter, the Board of Directors has the right to decide on appointment and early dismissal of the General Director.
11.

Stipulation in the Company’s Charter of the board of directors’ right to establish criteria for qualification and the size of remuneration of the general director, management board members, and heads of main Company’s divisions.

Compliant

Articles 23.3.25., 23.3.26., 23.3.39. and 23.3.42. of Rostelecom’s Charter, as well as Rostelecom’s Corporate Governance Code (see section “Selection, Evaluation and Retention of the CEO and members of the Management Board”).

No.	Provision of FCSM’s Corporate Conduct Code	Compliant or Non-Compliant	Notes
12.	Stipulation in the Company’s Charter of the board of directors’ right to approve agreements with the general director and members of management board.	Compliant	Article 23.3.25. of Rostelecom’s Charter.
13.

Stipulation in the Company’s Charter or internal documents of the requirement that approving agreements with the general director (management company or manager) and members of management board, the votes of the board of directors’ members, who also serve as general director and management boards’ members, are not taken into consideration.

		Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section “Selection, Evaluation and Retention of the CEO and members of the Management Board”).
14.	Presence on the board of directors of at least three independent directors who qualify for requirements of the Corporate Conduct Code.	Compliant

This provision is set in Rostelecom’s Corporate Governance Code (see section “Composition of the Board of Directors”); decision on item 3 of the Minutes No.1 dated June 24, 2006 of the Board of Directors.

15.

No persons on the board of directors found guilty of economic crimes or crimes against government or local authorities, government interests, or persons who were administratively liable for crimes related to violations in business, finance, taxes and levies, or securities market.

		Compliant	Observed in practice. This provision is set in Rostelecom’s Corporate Governance Code (see section “Composition of the Board of Directors”).
16.	No persons on the Company’s board of directors, being participants, general directors (top managers), members of governing bodies, or employees of any entity that is competing with the Company.	Compliant	Observed in practice. This provision is set in Rostelecom’s Corporate Governance Code (see section “Composition of the Board of Directors”).
17.	Stipulation in the Company’s Charter of a requirement to elect the board of directors’ members by cumulative vote.	Compliant	Charter Article 24.3. of Rostelecom’s Charter.
18.

Stipulation in the Company’s internal documents of an obligation of board of directors’ members to refrain from actions that will lead or might potentially lead to conflicts between their interests and the Company’s interests; and should such conflicts of interest arise, an obligation to inform the board of directors of them.

		Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section on Board of Directors Members’ Responsibility) and Code of Ethics.
19.

Stipulation in the Company’s internal documents of an obligation of board of directors members to notify the board of directors in writing about intentions to make transactions with securities of a company, in which they are board of directors members or board of directors members in its subsidiaries (affiliates), as well as to disclose information about the transactions they made with such securities.

		Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section “Responsibility of Directors”) and in the Insider Trading Policy of Rostelecom.
20.	Stipulation in the Company’s internal documents of a requirement to hold meetings of the board of directors at least once every six weeks.	Compliant	This provision is also set in Rostelecom’s Corporate Governance Code (see section on Organization of Board Director Activity).
21.	Conducting of the board of directors’ meetings in a year, for which the Company’s annual report is being prepared, at least once every six weeks.	Compliant	Observed in practice.
22.	Stipulation in the Company’s internal documents of a procedure of conducting the board of directors’ meetings.	Compliant	Article 26 of Rostelecom’s Charter and Article 6 of the Regulations on the Company Board of Directors.

No.	Provision of FCSM’s Corporate Conduct Code	Compliant or Non-Compliant	Notes
23.

Stipulation in the Company’s internal documents of the necessity for the board of directors to approve all Company transactions worth more than 10 percent of the Company assets, except for deals made in the ordinary course of business.

		Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section on Management Board Responsibility).
24.

Stipulation in the Company’s internal documents of the board of directors’ right to obtain from executive bodies and heads of the Company’s major divisions the information required to assist the board of directors in fulfilling its duties, as well as responsibility for failure to submit such information.

Compliant

This provision is set in Article 3.4. of the Regulations on the Board of Directors of the Rostelecom.

This provision is also set in Rostelecom’s Corporate Governance Code (see section on Management Board Responsibility).

25.

Existence of the board of directors’ committee on strategic planning or assignment of this committee’s functions to another committee (excluding the audit committee and the personnel and compensation committee).

Compliant

The Board of Directors established the strategic planning committee on September 16, 2003.

Current members of the strategic planning committee were elected on June 24, 2006 (according to the Minutes No.1 dated June 24, 2006, of the Board of Directors).

26.

Existence of the board of directors’ committee (audit committee), which advises the board of directors on selection of an auditor for the Company and cooperates with the auditor and the Company’s audit committee.

Compliant

The Board of Directors established the audit committee on December 21, 2004. Current members of the audit committee were elected on June 24, 2006 (according to the Minutes No.1 dated June 24, 2006, of the Board of Directors).

27.	Presence of only independent and non-executive directors on the audit committee.	Compliant

This requirement is contained in paragraph 5.1. of the Provision on Board of Directors Audit Committee of Rostelecom; decision on item 5 of the Minutes No.1 dated June 24, 2006 of the Board of Directors.

28.	An independent director’s chairmanship of the audit committee.	Compliant	Decision on item 5 of the Minutes No.1 dated June 24, 2006, of the Board of Directors.
29.	Stipulation in the Company’s internal documents of the right of all audit committee members to have access to any of the Company’s documents and information on a non-disclosure basis.	Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section on Board of Directors’ Audit Committee) and Article 4 of the Regulations on the Audit Committee.
30.

Establishment of the board of directors’ committee (nomination and remuneration committee), which will develop the selection criteria for candidates to the board of directors and develop the Company’s remuneration policy.

Compliant

The Board of Directors established the Nominations and Remuneration Committee on September 16, 2003. Current members of the audit committee were elected on June 24, 2006 (according to the Minutes No.1 dated June 24, 2006, of the Board of Directors).

No.	Provision of FCSM’s Corporate Conduct Code	Compliant or Non-Compliant	Notes
31.	An independent director’s chairmanship of the personnel and compensation committee.	Compliant

Since September 16, 2003, till present the Chairman of Committee on Personnel and Remuneration is an independent director; decision on item No.7 of Minutes of the Board of Directors No.1 dated June 24, 2006.

32.	No Company’s executives in the nomination and remuneration committee.	Compliant

The provision is embodies in Article 3 of the Regulations on Nominations and Remuneration Committee of the Board of Directors of Rostelecom; decision on item 7 of Minutes No.1 dated June 24, 2006, of the Board of Directors.

33.

Establishment of the board of directors’ committee for risks or assignment of this committee’s functions to another committee (excluding the audit committee and the nomination and remuneration committee).

		Non-Compliant	This provision is embodied in the Rugulations on the Audit Committee of the Board of Directors of Rostelecom.
34.

Establishment of the board of directors’ committee for corporate conflict settlement or assignment of this committee’s functions to another committee (excluding the audit committee and the nomination and remuneration committee).

		Non-Compliant	This function is assigned to the Corporate Secretary of Rostelecom.
35.	No Company’s executives on the committee for corporate conflict settlement.	Non-Applicable
36.	An independent director’s chairmanship of the committee for corporate conflict settlement.	Non-Applicable
37.	Existence of the Company’s internal documents approved by the board of directors, providing for the procedure of creation and functioning of the board of directors’ committees.	Compliant

The Board of Directors approved the Regulations on Strategic Planning Committee and the Nominations and Remuneration Committee on September 16, 2003. The Board of Directors approved the Regulations on the Audit Committee on December 21, 2004.

38.

Stipulation in the Company’s Charter of the procedure of designating the board of directors’ quorum, which will provide for mandatory participation of independent directors in the board of directors’ meetings.

		Non-Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section on Organization of Board of Directors Activity).
EXECUTIVE BODIES
39.	Existence of the Company’s collective executive body (management board).	Compliant	Article 27.1. of Rostelecom’s Charter.
40.

Stipulation in the company’s charter or internal documents of mandatory approval of real estate transactions and loan agreements by the management board, if these deals are not considered as major and do not belong to day-to-day business of the company.

Partially conformed to

Regulations on operations documenting and control procedures with respect to fixed assets accounting of Rostelecom General management and affiliated branched determine competence of the Company Board regarding to acquisition and retirement of assets including real property facilities.

41.	Stipulation in the Company’s internal documents of the procedure of coordinating transactions those are beyond the scope of the Company’s financial and economic plan.	Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section on Management Board Responsibility).

No.	Provision of FCSM’s Corporate Conduct Code	Compliant or Non-Compliant	Notes
42.	No persons in executive bodies, being participants, general directors (top managers), management body member or employees of any legal entity that is competing with the Company.	Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section on Management Board and Its Committees).
43.

No persons in executive bodies found guilty of economic crimes or crimes against government or local authorities, government interests, or persons who were administratively liable for crimes related to violations with business, finance, taxes and duties or securities market. If the sole executive body’s functions are fulfilled by a management company or a manager, the general director and management board members of a management company or manager must meet the requirements set for a general director and management board members of the Company.

		Compliant	This provision is set in the Rostelecom’s Corporate Governance Code (see section Management Board and Its Committees).
44.

Stipulation in the Company Charter or internal documents of a ban on a management company (manager) from performing similar functions in a competing company, as well as establishing other property relations with the Company except for providing services of a management organization (manager).

Non-Applicable
45.

Stipulation in the Company’s internal documents of an obligation of executive bodies to refrain from actions that will lead or potentially lead to conflicts between their interests and the Company’s interests; and should such conflicts of interest arise, an obligation to inform the board of directors of them.

		Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section Management Board and Its Committees).
46.	Stipulation in the Company’s Charter or internal documents of the criteria for selection of a management company.	Non-Applicable
47.	Monthly reports of executive bodies on their deliverables to the board of directors.	Non-Compliant	The Company’s Board of Directors deems it reasonable to consider at its meeting quarterly reports of the Management Board.
48.

Stipulation in agreements between the Company and the general director (management company, manager), as well as between the Company and management board members of the responsibility for violating regulations on confidential and insider information use.

Compliant

Conformed to in practice. This norm is embodied in Corporate Management Code of Rostelecom (Section “Board of Directors and its Committees”), in contract with the Company’s General Director and in contracts with the members of the Management Board.

COMPANY SECRETARY
49.

Existence in the Company of a special official (the Company corporate secretary), whose task is to facilitate adherence by the Company bodies and executives to requirements that guarantee the exercise of rights and legal interests of the Company.

		Compliant	Decision on item No.6 of Minutes of the Board of Directors No.12 dated May 13, 2005; Provision on Corporate Secretary of Rostelecom.
50.	Stipulation in the Company’s Charter or internal documents of the procedure of appointing (electing) the Company secretary and establishing the secretary’s duties.	Compliant	Section 2 of Provision on Corporate Secretary of Rostelecom.
51.	Stipulation in the Company’s Charter of requirements for secretary candidates.	Non-Compliant	This norm is contained in Corporate Management Code of Rostelecom (Section “Corporate Secretary Functions Execution”) and Section 2 of Provision on Corporate Secretary of Rostelecom.
MAJOR CORPORATE ACTIVITIES
52.	Stipulation in the Company’s Charter or internal documents of a requirement to approve large deals (worth 25-50 percent of the Company assets value) before they are made.	Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section on Major Corporate Activities).

No.	Provision of FCSM’s Corporate Conduct Code	Compliant or Non-Compliant	Notes
53.	Mandatory engagement of an independent appraiser to appraise the market value of property that is the subject of large deals.	Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section on Major Corporate Activities).
54.

Stipulation in the Company’s Charter of a ban on taking any measures, when acquiring major stakes in the Company (acquisition), aimed to protect the interests of executive bodies (members of executive bodies) and board of directors members of the Company, as well as worsening the shareholders’ position (in particular, a ban on the board of directors to make decisions, prior to the assumed end date of share purchase, on issue of securities convertible into shares or securities that grant the right to acquire the Company shares even if the right to make such a decision is stipulated in the Charter).

		Non-Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section on Major Corporate Activities).
55.

Stipulation in the Company’s Charter of a requirement for mandatory engagement of an independent appraiser to appraise the current market value of shares and possible changes in their market value as a result of acquisition of the Company.

		Non-Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section on Major Corporate Activities).
56.

No release in the Company’s Charter of purchasers from an obligation to offer shareholders the opportunity to sell their ordinary shares of the Company (securities convertibles into ordinary shares) upon acquisition.

		Compliant	This provision is not set in the Company’s Charter.
57.	Stipulation in the Company’s Charter or internal documents of a requirement for mandatory engagement of an independent appraiser to determine the share conversion ratio in the Company reorganization.	Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section on Major Corporate Activities).
INFORMATION DISCLOSURE
58.	Existence of a document approved by the board of directors that makes the rules for and approaches to disclosure of information about the Company (the Information Policy Regulations).	Compliant	The Board of Directors approved the Information Disclosure Policy on November 15, 2004.
59.

Stipulation in the Company’s internal documents of a requirement to disclose information about the purpose of placing shares, about persons who intend to buy these shares, including a large stake, as well as about intentions of Company executives to buy the Company shares to be placed.

		Non-Compliant	Shares placing is not intended.
60.

Stipulation in the Company’s internal documents of a list of documents, materials and other information to be submitted to the shareholders for solving issues put on the agenda of a general shareholders meeting.

		Compliant	Article 18.5. of Rostelecom’s Charter.
61.	Existence of the Company’s website and regular publication of information about the Company on the website.	Compliant	http://www.rt.ru/en/
62.

Stipulation in the Company’s internal documents of a requirement to disclose information about the Company’s deals with persons who, according to the Charter, are the Company’s top executives, as well as about the Company’s deals with organizations, in which the Company top executives directly or indirectly hold 20 percent or larger stakes, or on which these executives are able to exert essential influence.

		Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section on Company Information Policy) and the Securities Trading Policy.
63.	Stipulation in the Company’s internal documents of a requirement to disclose information about all deals, which may influence the market value of Company shares.	Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section on Company Information Policy).
64.

Existence of an internal document approved by the board of directors that describes how to use essential information about the Company’s activity, shares and other securities, and also about transactions with them, which is not publicly accessible and the disclosure of which may essentially influence the market value of the Company shares and other securities.

		Compliant	Securities Trading Policy of Rostelecom.

No.	Provision of FCSM’s Corporate Conduct Code	Compliant or Non-Compliant	Notes
FINANCIAL AND ECONOMIC CONTROL
65.	Existence of procedures approved by the board of directors for internal control over the Company’s financial and economic activity.	Compliant	This norm is contained in Regulations on Internal Control System over Financial Reporting of Rostelecom.
66.	Existence of a special division in the Company that facilitates adherence to the procedures of internal control (a control and auditing service).	Compliant	The Internal Control Division of the Financial Directorate’s Corporate Control Department.
67.

Stipulation in the Company’s internal documents of the control and auditing service’s obligation to inform the audit committee about irregularities found, as well as an obligation of the service head to regularly report to the audit committee on implementation of the Company’s financial and economic plan and deviations from the plan.

		Compliant	This norm is contained in Regulations on Internal Control System over Financial Reporting of Rostelecom.
68.

No persons in the Company control and auditing service found guilty of economic crimes or crimes against government or local authorities, government interests, or persons who were administratively liable for crimes related to violations with business, finance, taxes and duties or securities market.

		Compliant	Observed in practice.
69.

No persons in the control and auditing service, being members of the Company executive bodies, as well as being participants, general directors (top managers), management body member or employees of any legal entity that is competing with the Company.

		Compliant	Observed in practice.
70.

Stipulation in the Company’s internal documents of a period for submitting documents and materials to the control and auditing service, required for assessing a financial and economic transaction made, as well as responsibility of Company executives and employees for failure to submit the above papers prior to the deadline.

		Compliant	This norm is contained in Regulations on Internal Control System over Financial Reporting of Rostelecom.
71.	Stipulation in the Company’s internal documents of the control and auditing service’s obligation to inform the audit committee (or in its absence, the board of directors) about irregularities.	Compliant	This norm is contained in Regulations on Internal Control System over Financial Reporting of Rostelecom.
72.

Stipulation in the Company’s Charter of a requirement to the control and auditing service to assess advisability for making transactions (nonstandard transactions) that are not included in the Company’s financial and economic plan.

		Non-Compliant	Assessment of practicability of performed operations not provided for in the Company’s year budget shall be made by the Board of Directors and Management of the Company
73.	Stipulation in the Company’s internal documents of the procedure of coordinating nonstandard transactions with the board of directors.	Compliant	This provision is set in Rostelecom’s Corporate Governance Code (see section on Management Board Responsibility).
74.	Existence of an internal document approved by the board of directors that describes the procedure of auditing the Company’s financial and economic activity by the audit committee.	Compliant	Regulations on Audit Commission of Rostelecom.
75	Review by the audit committee of the auditors’ opinion prior to presentation thereof to the shareholders at a general meeting.	Compliant	This requirement is included in the Regulations of the Audit Committee approved by the Board of Directors.
DIVIDENDS
76.	Existence of an internal document approved by the board of directors, based on which the board of directors passes recommendations for the size of dividends (the Dividend Policy Regulations).	Compliant	Rostelecom’s Dividend Policy.
77.

Stipulation in the Dividend Policy Regulations on the procedure of determining a minimum amount of the Company’s net profits allocated for dividend payment, and conditions, under which dividends are fully or partially paid on preferred shares; the size of dividends on these preferred shares is set in the Company’s Charter.

Non-Compliant

No.	Provision of FCSM’s Corporate Conduct Code	Compliant or Non-Compliant	Notes
78.

Publication of information about the Company’s dividend policy and changes therein in a bulletin stipulated in the Company’s Charter for publication of statements about general shareholders meetings, as well as publication of this information on the Company’s website.

		Compliant	http://www.rt.ru/en/

EXHIBIT No.2

INFORMATION ON RELATED PARTIES TRANSACTIONS APPROVED BY THE BOARD OF DIRECTORS OF ROSTELECOM IN 2006

1.   Transaction: Additional Agreement to the Agreement between the Company and CJSC GlobalTel.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is CJSC GlobalTel; D.Ye. Yerokhin – General Director, Management Board Chairman, member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of CJSC GlobalTel; A.A. Gaiduk – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of CJSC GlobalTel; V.V. Terekhov – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of CJSC GlobalTel.

Material terms: Subject matter of Additional Agreement is change of settlement rate for transit of outgoing international long-distance traffic of CJSC GlobalTel network, as a result of which CJSC GlobalTel shall make payment to the benefit of the Company for the confirmed international long-distance telephone traffic originating from CJSC GlobalTel network; such payment shall be made in Rubles and its amount shall be calculated on the basis of relevant amount in so-called conventional units according to the official exchange rate set by the Bank of Russia for the payment date. One conventional unit (c.u.) shall be equal to 1 (one) US dollar. The Additional Agreement shall become effective on the moment of its signing.

Approved by: the Board of Directors (Minutes No.13 as of February 11, 2006).

2.   Transaction: Agreement on Development of a Detailed Design of the Facility concluded between the Company and OJSC Giprosvyaz-Severo-Zapad.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Giprosvyaz-Severo-Zapad.

Material terms: Subject matter of the Agreement is development of a detailed design of the Facility upon Customer’s order. The price of the Agreement includes the total cost of works carried out by the Contractor under the Agreement and is equal to RUR 3,940,000 (including VAT). Dates of commencement and completion of the works under the Agreement shall be set out in the Calendar Plan being Schedule No.1 to the Agreement. The Agreement shall become effective on the moment of its signing.

Approved by: the Board of Directors (Minutes No.13 as of February 11, 2006).

3.   Transaction: Agreement on Development of a Detailed Design of the Facility between the Company and OJSC Giprosvyaz.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Giprosvyaz; Ye.A. Chechelnitsky – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Giprosvyaz; V.A. Slizen – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Giprosvyaz.

Material terms: Subject matter of the Agreement is development of a detailed design of the Facility upon Customer’s order. The price of the Agreement includes the total cost of works carried out by the Contractor under the Agreement and is equal to RUR 377,600.00 (including VAT). Dates of commencement and completion of the works under the Agreement shall be set out in the Calendar Plan being Schedule No.1 to the Agreement. The Agreement shall become effective on the moment of its signing.

Approved by: the Board of Directors (Minutes No.13 as of February 11, 2006).

4.   Transaction: Agreement on Rendering Services to the Company Relating to Reservation of Spaces in Line & Cable Facilities of OJSC Moscow City Telephone Network and Operation of Line & Cable Facilities, between the Company and OJSC MGTS.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, an affiliated person of which is OJSC Moscow City Telephone Network; V.N. Yashin – Chairman of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Moscow City Telephone Network.

Material terms: Subject matter of the Agreement – OJSC MGTS shall render, and the User shall pay, pursuant to the Agreement, for the services relating to: reservation of spaces in OJSC MGTS line & cable facilities (hereinafter referred to as the “LCF”) for placement of User’s communication cables therein; reservation of spaces in LCF for placement of joint sleeves of User’s optical communication cables therein; operation of LCF for placement of User’s communication cables therein; operation of LCF for placement of joint sleeves of User’s optical communication cables therein; operation of LCF in case of connecting User’s cable ducts to OJSC MGTS cable man-holes. Calculation of cost of services, tariffs and scope of services to be rendered as of the moment of concluding the Agreement is given in Schedule No.1 to the Agreement. The Agreement shall become effective on the moment of its signing, and it shall be valid till December 31, 2006, with an option to extend it.

Approved by: the Board of Directors (Minutes No.14 as of February 14, 2006).

5.   Transaction: Agreement on the Company’s Development and Issuance of Specifications for Placement of Equipment of OJSC Central Telecommunications Company at Premises of the Company between the Company and OJSC Central Telecommunications Company.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Central Telecommunications Company; V.N. Yashin – Chairman of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Central Telecommunications Company; A.N. Kiselev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Central Telecommunications Company; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Central Telecommunications Company; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Central Telecommunications Company.

Material terms: Subject matter of the Agreement – development and issue by the Contractor upon Customer’s assignment, for a fee, of specifications for placing equipment of OJSC CentrTelecom in Company’s premises. The cost of the Company’s services under the Agreement is an amount in Rubles equivalent to USD 1,298 (including VAT). The Agreement shall become effective on the moment of its signing, and it shall be valid until the Parties perform their obligations in full.

Approved by: the Board of Directors (Minutes No.14 as of February 14, 2006).

6.   Transaction: Agreement on Purchase-and-Sale of Shares in CJSC Insurance Company of the Trade Union of Telecommunications Sector Workers Costars concluded between the Company and OJSC Central Telecommunications Company.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Central Telecommunications Company; V.N. Yashin – Chairman of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Central Telecommunications Company; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Central Telecommunications Company; A. N. Kiselev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Central Telecommunications Company; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Central Telecommunications Company.

Material terms: Subject matter of the Agreement – the Seller (OJSC CentrTelecom) undertakes to transfer to the Buyer’s (the Company’s) property the ordinary registered book-entry shares in CJSC Insurance Company of the Trade Union of Telecommunications Sector Workers Costars, 56,000 pieces in number having par value of RUR 50 each, and all rights vested in Shares existing as of the date of transfer of title to the Shares, being free of any third parties’ rights, at the price stated in the Agreement, and the Buyer undertakes to accept the aforesaid Shares and pay them up pursuant to the Agreement.

Approved by: the Board of Directors (Minutes No.14 as of February 14, 2006).

7.   Transaction: Additional Agreement between OJSC United Registration Company – a successor of CJSC Registrator-Svyaz and OJSC Rostelecom to the Agreement on Rendering Services Relating to Maintaining Register of Holders of Securities Issued by OJSC Rostelecom.

Related parties: OJSC Svyazinvest - a shareholder of OJSC Rostelecom owning 50.67% of voting shares the Company, which, in conjunction with its affiliated person, owns more than 20% of shares of OJSC United Registration Company.

Material terms: Subject matter of the transaction – making amendments to the Agreement relating to reorganization of CJSC Registrator-Svyaz in the form of take-over by OJSC United Registration Company, including adding of Clause 7.6 to the Agreement confirming succession by OJSC United Registration Company in respect of all rights and obligations of CJSC Registrator-Svyaz arising from the Agreement; adding to Section 8 of the Agreement titled “Parties’ Details” the address and payment details of OJSC ORK; change through the text of the Agreement of the name of CJSC Registrator-Svyaz and RTK-Registrator Branch to OJSC ORK.

Approved by: the Board of Directors (Minutes No.14 as of February 14, 2006).

8.   Transaction: Additional agreements to the Agreement on Interconnection of Telecommunications Networks between OJSC Rostelecom and OJSC Central Telecommunications Company in accordance with the version of the Agreement as of January 1, 2006.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Central Telecommunications Company; V.N. Yashin – Chairman of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Central Telecommunications Company; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Central Telecommunications Company; A.N. Kiselev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Central Telecommunications Company; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Central Telecommunications Company.

Material terms: Subject matter of the transactions – making amendments to the Agreement on Interconnection of Telecommunications Networks concluded between OJSC Rostelecom and OJSC Central Telecommunications Company in accordance with the version of the Agreement as of January 1, 2006. The Additional Agreements shall come into effect on the date of entering into them. The Parties agree that terms and conditions of the Additional Agreements concluded by them shall apply to their relationships having arisen from the date of entering into the Agreement on Interconnection of Telecommunication Networks in accordance with the version of the Agreement as of January 1, 2006.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

9.   Transaction: Additional Agreement to the Agreement as of January 1, 2006 between OJSC Rostelecom and OJSC Central Telecommunications Company.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Central Telecommunications Company; V.N. Yashin – Chairman of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Central Telecommunications Company; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Central Telecommunications Company; A.N. Kiselev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Central Telecommunications Company; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Central Telecommunications Company.

Material terms: Subject matter of the transaction – making amendments to the Agreement as of January 1, 2006 between OJSC Rostelecom and OJSC Central Telecommunications Company. The Additional

Agreement shall become effective on the moment of its signing and cover relationships between the Parties having arisen from the moment of the Agreement coming into force.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

10. Transaction: Agency Agreement between the Company and OJSC Central Telecommunications Company.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Central Telecommunications Company; V.N. Yashin – Chairman of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Central Telecommunications Company; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Central Telecommunications Company; A. N. Kiselev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Central Telecommunications Company; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Central Telecommunications Company.

Material terms: Subject matter of the Agreement – the Company commissions with, and the Operator (OJSC Central Telecommunications Company) undertakes to carry out on behalf of and at the expense of the Company the following legal and other actions pursuant to the Agreement, and the Company undertakes to pay to the Operator remuneration in the amount stipulated by the Agreement. The Agency Agreement was concluded for the period of one year, and it shall become effective on the moment of its signing by the Parties. If none of the Parties has announced termination of the Agreement 30 calendar days prior to its expiry, then the Agreement shall be extended automatically for every next year. The number of periods for which the Agency Agreement may be extended, shall not be limited. The terms and conditions pertaining to confidentiality set out in the Confidentiality Agreement between the Company and OJSC Central Telecommunications Company shall fully apply to legal relationships between the Parties to the Agreement.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

11. Transaction: Additional agreements to the Agreement on Interconnection of Telecommunications Networks (Attachment to the Agreement on Making Amendments to the Agreement on Inter-Network Interaction) between OJSC Rostelecom and OJSC North-West Telecom.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC North-West Telecom; V.N. Yashin – Chairman of the Board of Directors of the Company, Chairman of the Board of Directors of OJSC North-West Telecom; A. N. Kiselev – member of the Board of Directors of the Company, member of the Board of Directors of OJSC North-West Telecom; I.M. Ragozina – member of the Board of Directors of the Company, member of the Board of Directors of OJSC North-West Telecom; K.V. Belyaev – member of the Management Board the Company, member of the Board of Directors of OJSC North-West Telecom.

Material terms: Subject matter of the transactions – making amendments to the Agreement on Making Amendments to the Agreement on Inter-Network Interaction between OJSC Rostelecom and OJSC North-West Telecom. The Additional Agreements shall come into effect on the date of entering into them. The Parties agree that terms and conditions of the Additional Agreements concluded by them shall apply to their relationships having arisen from the date of entering into the Agreement on Interconnection of Telecommunication Networks in accordance with the version of the Agreement as of January 1, 2006.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

12. Transaction: Additional Agreement to the Agreement between OJSC Rostelecom and OJSC North-West Telecom as of January 1, 2006.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC North-West Telecom; V.N. Yashin – Chairman of the Board of Directors of the Company, Chairman of the Board of Directors of OJSC North-West Telecom; A.N. Kiselev – member of the Board of Directors of the Company, member of the Board of Directors of OJSC

North-West Telecom; I.M. Ragozina – member of the Board of Directors of the Company, member of the Board of Directors of OJSC North-West Telecom; K.V. Belyaev – member of the Management Board the Company, member of the Board of Directors of OJSC North-West Telecom.

Material terms: Subject matter of the transaction – making amendments to the Agreement concluded on January 1, 2006 between OJSC Rostelecom and OJSC North-West Telecom. The Additional Agreement shall become effective on the moment of its signing and cover relationships between the Parties having arisen from the moment of the Agreement coming into force.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

13. Transaction: Agency Agreement between the Company and OJSC North-West Telecom.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC North-West Telecom; V.N. Yashin – Chairman of the Board of Directors of the Company, Chairman of the Board of Directors of OJSC North-West Telecom; A. N. Kiselev – member of the Board of Directors of the Company, member of the Board of Directors of OJSC North-West Telecom; I.M. Ragozina – member of the Board of Directors of the Company, member of the Board of Directors of OJSC North-West Telecom; K.V. Belyaev – member of the Management Board the Company, member of the Board of Directors of OJSC North-West Telecom.

Material terms: Subject matter of the Agreement – the Operator (OJSC North-West Telecom) undertakes to carry out on behalf of and at the expense of the Company legal and other actions pursuant to the Agreement, and the Company undertakes to pay to the Operator remuneration in the amount stipulated by the Agreement. The Agreement was concluded for the period of one year, and it shall become effective on the moment of its signing by both Parties. If none of the Parties has announced termination of the Agreement 30 calendar days prior to its expiry, then the Agreement shall be extended automatically for every next year. The number of periods for which the Agency Agreement may be extended, shall not be limited. The Parties have agreed that the terms and conditions of the Agreement shall apply to their relationships having arisen from January 1, 2006. The terms and conditions pertaining to confidentiality set out in the Confidentiality Agreement between the Company and OJSC North-West Telecom shall fully apply to legal relationships between the Parties to the Agreement.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

14. Transaction: Additional agreements to the Agreement on Interconnection of Telecommunications Networks in accordance with the version of the Agreement as of December 27, 2005 between OJSC Rostelecom and OJSC VolgaTelecom.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC VolgaTelecom; V.A. Slizen – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC VolgaTelecom; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC VolgaTelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC VolgaTelecom; K.V. Belyaev – member of the Management Board of OJSC Rostelecom, Chairman of the Board of Directors of OJSC VolgaTelecom.

Material terms: Subject matter of the transactions – making amendments to the Agreement on Interconnection of Telecommunications Networks in accordance with the version of the Agreement as of December 27, 2005, concluded between OJSC Rostelecom and OJSC VolgaTelecom. The Additional Agreements shall come into effect on the date of entering into them. The Parties agree that terms and conditions of the Additional Agreements concluded by them shall apply to their relationships having arisen from the date of entering into the Agreement on Interconnection of Telecommunication Networks in accordance with the version of the Agreement as of December 27, 2005.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

15. Transaction: Additional Agreement to the Agreement between OJSC Rostelecom and OJSC VolgaTelecom as of December 27, 2005.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC VolgaTelecom; V.A. Slizen – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC VolgaTelecom; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC VolgaTelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC VolgaTelecom; K.V. Belyaev – member of the Management Board of OJSC Rostelecom, Chairman of the Board of Directors of OJSC VolgaTelecom.

Material terms: Subject matter of the transaction – making amendments to the Agreement concluded on December 27, 2005 between OJSC Rostelecom and OJSC VolgaTelecom. The Additional Agreement shall become effective on the moment of its signing and cover relationships between the Parties having arisen from the moment of the Agreement coming into force.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

16. Transaction: Agency Agreement between the Company and OJSC VolgaTelecom.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC VolgaTelecom; V.A. Slizen – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC VolgaTelecom; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC VolgaTelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC VolgaTelecom; K.V. Belyaev – member of the Management Board of OJSC Rostelecom, Chairman of the Board of Directors of OJSC VolgaTelecom.

Material terms: Subject matter of the Agreement – the Operator (OJSC VolgaTelecom) undertakes to carry out on behalf of and at the expense of the Company legal and other actions pursuant to the Agreement, and the Company undertakes to pay to the Operator remuneration in the amount specified in the Agreement. The Agreement was concluded for the period of one year, and it shall become effective on the moment of its signing by both Parties. If none of the Parties has announced termination of the Agreement 30 calendar days prior to its expiry, then the Agreement shall be extended automatically for every next year. The number of periods for which the Agency Agreement may be extended, shall not be limited. The terms and conditions pertaining to confidentiality set out in the Confidentiality Agreement between the Company and OJSC VolgaTelecom shall fully apply to legal relationships between the Parties to the Agreement.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

17. Transaction: Additional agreements to the Agreement on Interconnection of Telecommunications Networks in accordance with the version of the Agreement as of January 1, 2006 between OJSC Rostelecom and OJSC Uralsvyazinform.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Uralsvyazinform; S.I. Kuznetsov – member of the Board of Directors of the Company, Chairman of the Board of Directors of OJSC Uralsvyazinform; Ye.A. Chechelnitsky – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Uralsvyazinform.

Material terms: Subject matter of the transactions – making amendments to the Agreement on Interconnection of Telecommunications Networks in accordance with the version of the Agreement as of January 1, 2006, concluded between OJSC Rostelecom and OJSC Uralsvyazinform. The Additional Agreements shall come into effect on the date of entering into them. The Parties agree that terms and conditions of the Additional Agreements concluded by them shall apply to their relationships having arisen from the date of entering into the Agreement on Interconnection of Telecommunication Networks in accordance with the version of the Agreement as of January 1, 2006.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

18. Transaction: Additional agreements to the Agreement between OJSC Rostelecom and OJSC Uralsvyazinform as of January 1, 2006.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Uralsvyazinform, S.I. Kuznetsov – member of the Board of Directors of the Company, Chairman of the Board of Directors of OJSC Uralsvyazinform, Ye.A. Chechelnitsky – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Uralsvyazinform.

Material terms: Subject of the Additional Agreements – making amendments to the Agreement  as of January 1, 2006, concluded between the Company and OJSC Uralsvyazinform. The Additional Agreements shall come into effect on the date of entering into them. The Parties agree that terms and conditions of the Additional Agreements concluded by them shall apply to their relationships having arisen from the date of entering into the Agreement as of January 1, 2006.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

19. Transaction: Agency Agreement between the Company and OJSC Uralsvyazinform.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Uralsvyazinform; S.I. Kuznetsov – member of the Board of Directors of the Company, Chairman of the Board of Directors of OJSC Uralsvyazinform; Ye.A. Chechelnitsky – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Uralsvyazinform.

Material terms: Subject matter of the Agreement – the Operator (OJSC Uralsvyazinform) undertakes to carry out on behalf of and at the expense of the Company legal and other actions pursuant to the Agreement, and the Company undertakes to pay to the Operator remuneration in the amount under the Agreement. The Agreement was concluded for the period of one year, and it shall become effective on the moment of its signing by both Parties. If none of the Parties has announced termination of the Agreement 30 calendar days prior to its expiry, then the Agreement shall be extended automatically for every next year. The number of periods for which the Agency Agreement may be extended shall not be limited. The terms and conditions pertaining to confidentiality set out in the Confidentiality Agreement between the Company and OJSC Uralsvyazinform shall fully apply to legal relationships between the Parties to the Agreement.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

20. Transaction: Additional agreements to the Agreement on Interconnection of Telecommunications Networks in accordance with the version of the Agreement as of December 28, 2005 between OJSC Rostelecom and OJSC Sibirtelecom.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Sibirtelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Sibirtelecom.

Material terms: Subject matter of the transactions – making the following amendments to the Agreement on Interconnection of Telecommunications Networks in accordance with the version of the Agreement as of December 28, 2005, concluded between OJSC Rostelecom and OJSC Sibirtelecom. The Additional Agreements shall come into effect on the date of entering into them. The Parties agree that terms and conditions of concluded Additional Agreement shall apply to their relationships having arisen from February 01, 2006.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

21. Transaction: Additional Agreement to the Agreement between OJSC Rostelecom and OJSC Sibirtelecom as of December 28, 2005.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Sibirtelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Sibirtelecom.

Material terms: Subject matter of the transaction – making amendments to the Agreement concluded  on December 28, 2005 between OJSC Rostelecom and OJSC Sibirtelecom. The Additional Agreement shall become effective on the moment of its signing and cover relationships between the Parties having arisen from the moment of the Agreement coming into force.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

22. Transaction: Agency Agreement between the Company and OJSC Sibirtelecom.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Sibirtelecom, S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Sibirtelecom.

Material terms: Subject matter of the Agreement – the Operator (OJSC Sibirtelecom) undertakes to carry out on behalf of and at the expense of the Company legal and other actions pursuant to the Agreement, and the Company undertakes to pay to the Operator remuneration in the amount stipulated by the Agreement. The Agreement was concluded for the period of one year, and it shall become effective on the moment of its signing by the Parties. If none of the Parties has announced termination of the Agreement 30 calendar days prior to its expiry, then the Agreement shall be extended automatically for every next year. The number of periods for which the Agency Agreement may be extended, shall not be limited. The terms and conditions pertaining to confidentiality set out in the Confidentiality Agreement between the Company and OJSC Sibirtelecom shall fully apply to legal relationships between the Parties to the Agreement.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

23. Transaction: Additional Agreement to the Agreement on Interconnection of Telecommunications Networks in accordance with the version of the Agreement as of January 1, 2006 between OJSC Rostelecom and OJSC Southern Telecommunications Company.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Southern Telecommunications Company; K.V. Belyaev – member of the Management Board the Company, member of the Board of Directors of OJSC Southern Telecommunications Company; S.I. Kuznetsov – member of the Board of Directors of the Company, Chairman of the Board of Directors of OJSC Southern Telecommunications Company; Ye.A. Chechelnitsky – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Southern Telecommunications Company.

Material terms: Subject matter of the transaction – making amendments to the Agreement on Interconnection of Telecommunications Networks in accordance with the version of the Agreement as of January 1, 2006, concluded between OJSC Rostelecom and OJSC Southern Telecommunications Company. The Additional Agreement shall become effective on the moment of its signing and cover relationships between the Parties having arisen from the moment of the Agreement coming into force.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

24. Transaction: Additional Agreement to the Agreement between OJSC Rostelecom and OJSC Southern Telecommunications Company as of January 1, 2006.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Southern Telecommunications Company; K.V. Belyaev – member of the Management Board the Company, member of the Board of Directors of OJSC Southern Telecommunications Company; S.I. Kuznetsov – member of the Board of Directors of the Company, Chairman of the Board of Directors of OJSC Southern Telecommunications Company; Ye.A. Chechelnitsky – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Southern Telecommunications Company.

Material terms: Subject matter of the transaction – making amendments to the Agreement concluded on January 1, 2006 between OJSC Rostelecom and OJSC Southern Telecommunications Company. The Additional Agreement shall become effective on the moment of its signing and cover relationships between the Parties having arisen from the moment of the Agreement coming into force.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

25. Transaction: Agency Agreement between the Company and OJSC Southern Telecommunications Company.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Southern Telecommunications Company; K.V. Belyaev – member of the Management Board the Company, member of the Board of Directors of OJSC Southern Telecommunications Company; S.I. Kuznetsov – member of the Board of Directors of the Company, Chairman of the Board of Directors of OJSC Southern Telecommunications Company; Ye.A. Chechelnitsky – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Southern Telecommunications Company.

Material terms: Subject matter of the Agreement – the Operator (OJSC Southern Telecommunications Company) undertakes to carry out on behalf of and at the expense of the Company legal and other actions pursuant to the Agreement, and the Company undertakes to pay to the Operator remuneration in the amount under the Agreement. The Agreement was concluded for the period of one year, and it shall become effective on the moment of its signing by the Parties. The Agreement shall apply to the relationships between the Parties having arisen from January 1, 2006. The Agreement may be extended under an additional agreement between the Parties. The terms and conditions pertaining to confidentiality set out in the Confidentiality Agreement between the Company and OJSC Southern Telecommunications Company shall fully apply to legal relationships between the Parties to the Agreement.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

26. Transaction: Additional agreements to the Agreement on Interconnection of Telecommunications Networks in accordance with the version of the Agreement as of January 1, 2006 between OJSC Rostelecom and OJSC Far Eastern Telecommunications Company.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Far Eastern Telecommunications Company; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Far Eastern Telecommunications Company; V.A. Slizen – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company; Ye.A. Chechelnitsky – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company.

Material terms: Subject matter of the transactions – making amendments to the Agreement on Interconnection of Telecommunications Networks between OJSC Rostelecom and OJSC Dalsvyaz in accordance with the version of the Agreement as of January 1, 2006. The Additional Agreements shall come into effect on the date of entering into them. The Parties agree that terms and conditions of the Additional Agreement concluded between them shall apply to their relationships having arisen from the date of entering into the Agreement on Interconnection of Telecommunication Networks between OJSC Rostelecom and OJSC Dalsvyaz in accordance with the version of the Agreement as of January 1, 2006.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

27. Transaction: Additional agreements to the Agreement between OJSC Rostelecom and OJSC Far Eastern Telecommunications Company as of January 1, 2006.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Far Eastern Telecommunications Company; S.I. Kuznetsov

– member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Far Eastern Telecommunications Company; V.A. Slizen – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company; Ye.A. Chechelnitsky – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company.

Material terms: Subject matter of the transactions – making amendments to the Agreement concluded between OJSC Dalsvyaz and OJSC Rostelecom as of January 1, 2006. The Additional Agreements shall come into effect on the date of entering into them, and they shall be valid until the expiry of the Agreement as of January 1, 2006. The Parties agree that terms and conditions of the Additional Agreements concluded by them shall apply to their relationships having arisen from the date of entering into the Agreement as of January 1, 2006.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

28. Transaction: Agency Agreement between the Company and OJSC Far Eastern Telecommunications Company.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Far Eastern Telecommunications Company; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Far Eastern Telecommunications Company; V.A. Slizen – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company; Ye.A. Chechelnitsky – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company.

Material terms: Subject matter of the Agreement – the Operator (OJSC Far Eastern Telecommunications Company) undertakes to carry out on behalf of and at the expense of the Company legal and other actions pursuant to the Agreement, and the Company undertakes to pay to the Operator remuneration in the amount stipulated by the Agreement. The Agreement was concluded for the period of one year, and it shall become effective on the moment of its signing by both Parties. If none of the Parties has announced termination of the Agreement 30 calendar days prior to its expiry, then the Agreement shall be extended automatically for every next year. The number of periods for which the Agency Agreement may be extended, shall not be limited. The terms and conditions pertaining to confidentiality set out in the Confidentiality Agreement between the Company and OJSC Far Eastern Telecommunications Company shall fully apply to legal relationships between the Parties to the Agreement.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

29. Transaction: Additional agreements to the Agreement on Interconnection of Telecommunications Networks in accordance with the version of the Agreement as of January 1, 2006 between OJSC Rostelecom and OJSC Dagsvyazinform.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Dagsvyazinform, V.A. Slizen – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Dagsvyazinform.

Material terms: Subject matter of the transactions - making amendments to the Agreement on Interconnection of Telecommunications Networks in accordance with the version of the Agreement as of January 1, 2006 between OJSC Rostelecom and OJSC Dagsvyazinform. The Additional Agreements shall come into effect on the date of entering into them. The Parties agree that terms and conditions of the Additional Agreements concluded by them shall apply to their relationships having arisen from the date of entering into the Agreement on Interconnection of Telecommunication Networks in accordance with the version of the Agreement as of January 1, 2006.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

30. Transaction: Additional agreements to the Agreement between OJSC Rostelecom and OJSC Dagsvyazinform as of January 1, 2006.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Dagsvyazinform, V.A. Slizen – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Dagsvyazinform.

Material terms: Subject matter of the transactions – making amendments to the Agreement as of January 1, 2006, concluded between OJSC Dagsvyazinform and OJSC Rostelecom. The Additional Agreements shall come into effect on the date of entering into them. The Parties agree that terms and conditions of the Additional Agreements concluded by them shall apply to their relationships having arisen from the date of entering into the Agreement as of January 1, 2006.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

31. Transaction: Agency Agreement between the Company and OJSC Dagsvyazinform.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Dagsvyazinform, V.A. Slizen – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Dagsvyazinform.

Material terms: Subject matter of the Agreement – the Operator (OJSC Dagsvyazinform) undertakes to carry out on behalf of and at the expense of the Company legal and other actions pursuant to the Agreement, and the Company undertakes to pay to the Operator remuneration in the amount of stipulated by the Agreement. The Agreement was concluded for the period of one year, and it shall become effective on the moment of its signing by the Parties. If none of the Parties has announced termination of the Agreement 30 calendar days prior to its expiry, then the Agreement shall be extended automatically for every next year. The number of periods for which the Agency Agreement may be extended, shall not be limited. The terms and conditions pertaining to confidentiality set out in the Confidentiality Agreement between the Company and OJSC Dagsvyazinform shall fully apply to legal relationships between the Parties to the Agreement.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

32. Transaction: Additional Agreement to the Agreement on Interconnection of Telecommunications Networks between OJSC Rostelecom and OJSC Central Telegraph.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Central Telegraph; S.I. Kuznetsov – member of the Board of Directors of the Company, Chairman of the Board of Directors of OJSC Central Telegraph; Ye.A. Chechelnitsky – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Central Telegraph.

Material terms: Subject matter of the transaction – making amendments to the Agreement on Interconnection of Telecommunications Networks concluded between OJSC Rostelecom and OJSC Central Telegraph. The Additional Agreement shall become effective on the moment of its signing and cover relationships between the Parties having arisen from the moment of the Agreement coming into force.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

33. Transaction: Additional Agreement to the Agreement between OJSC Rostelecom and OJSC Central Telegraph as of December 26, 2005.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Central Telegraph; S.I. Kuznetsov – member of the Board of Directors of the Company, Chairman of the Board of Directors of OJSC Central Telegraph; Ye.A. Chechelnitsky – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Central Telegraph.

Material terms: Subject matter of the transaction – making amendments to the Agreement concluded on December 26, 2005 between OJSC Rostelecom and OJSC Central Telegraph. The Additional Agreement

shall become effective on the moment of its signing and cover relationships between the Parties having arisen from the moment of the Agreement coming into force.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

34. Transaction: Agency Agreement between the Company and OJSC Central Telegraph.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Central Telegraph; S.I. Kuznetsov – member of the Board of Directors of the Company, Chairman of the Board of Directors of OJSC Central Telegraph; Ye.A. Chechelnitsky – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Central Telegraph.

Material terms: Subject matter of the Agreement – the Operator undertakes to carry out on behalf of and at the expense of the Company legal and other actions pursuant to the Agreement, and the Company undertakes to pay to the Operator remuneration in the amount stipulated by the Agreement. The Agreement was concluded for the period of one year, and it shall become effective on the moment of its signing by both Parties. If none of the Parties has announced termination of the Agreement 30 calendar days prior to its expiry, then the Agreement shall be extended automatically for every next year. The number of periods for which the Agency Agreement may be extended, shall not be limited. The terms and conditions pertaining to confidentiality set out in the Confidentiality Agreement between the Company and OJSC Central Telegraph shall fully apply to legal relationships between the Parties to the Agreement.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

35. Transaction: Non-Residential Premises Lease Agreement between the Company and OJSC Moscow City Telephone Network.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Moscow City Telephone Network; V.N. Yashin – Chairman of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Moscow City Telephone Network.

Material terms: Subject matter of the Agreement – provision by the Company, for a fee, for temporary possession and use by OJSC Moscow City Telephone Network, of non-residential premises belonging to the Company on the basis of its title to such premises, for the purpose of using the premises for installing telecommunication equipment. The rental fee under the Agreement for one 1 month is equal to RUR 1,346,965.29 without VAT, and the rental fee for eleven months is RUR 14,816,618.19 without VAT. Utilities and operating costs shall be borne by the Lessee.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

36. Transaction: Agreement between the Company and OJSC Sibirtelecom on Providing Operating & Technical Support and Maintenance for the ISS SOTUMS Information System (the System for Operating & Technical Management of Domestic Long-Distance Network).

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Sibirtelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Sibirtelecom.

Material terms: Subject matter of the Agreement – the Company undertakes to provide servicing for 11 copies of ISS SOTUMS Software pursuant to the Agreement, provided that the servicing is paid for by the Customer under the procedure, in the amount and within the period set out in the Agreement. The Agreement shall become effective on the moment of its signing, and it is concluded for the period of one year with an option to extend it.

Approved by: the Board of Directors (Minutes No.16 as of March 13, 2006).

37. Transaction: Maintenance Agreement between the Company and OJSC Central Telecommunications Company.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Central Telecommunications Company; V.N. Yashin – Chairman of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Central Telecommunications Company; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Central Telecommunications Company; A. N. Kiselev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Central Telecommunications Company; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Central Telecommunications Company.

Material terms: Subject matter of the Agreement – maintenance by the Contractor (OJSC CentrTelecom), for a fee, of installed, adjusted and operating Customer’s (OJSC Rostelecom) Equipment according to the List contained in Schedule 1 to the Agreement. The cost of services being rendered under the Agreement is equal to RUR 191,798.57, without VAT, per annum. The Agreement shall become effective on the moment of its signing and, it shall be valid till November 26, 2006, with an option to extend it.

Approved by: the Board of Directors (Minutes No.18 as of April 27, 2006).

38. Transaction: Agreement on Operating & Technical Servicing between the Company and OJSC Central Telecommunications Company.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Central Telecommunications Company; V.N. Yashin – Chairman of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Central Telecommunications Company; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Central Telecommunications Company; A. N. Kiselev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Central Telecommunications Company; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Central Telecommunications Company.

Material terms: Subject matter of the Agreement – operational servicing and maintenance by the Contractor (OJSC CentrTelecom) of installed, adjusted and operating Customer’s Equipment (OJSC Rostelecom) specified in Schedule 1 to the Agreement. The monthly fee under the Agreement is equal to RUR 8,260, including VAT.  The Agreement shall become effective on the moment of its signing and it shall be valid till December 31, 2006, with an option to extend it.

Approved by: the Board of Directors (Minutes No.18 as of April 27, 2006).

39. Transaction: Additional Agreement to the Telecommunications Services Agreement between OJSC Rostelecom and OJSC Southern Telecommunications Company.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Southern Telecommunications Company; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Southern Telecommunications Company; Ye.A. Chechelnitsky – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Southern Telecommunications Company; K.V. Belyaev – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of OJSC Southern Telecommunications Company.

Material terms: Subject matter of the transaction – OJSC Southern Telecommunications Company shall provide to the Company the digital streams for use pursuant to the Additional Agreement. The payment for providing the optic fibers for use shall be made pursuant to the calculation of cost of the services (Schedule to the Additional Agreement).

Approved by: the Board of Directors (Minutes No.18 as of April 27, 2006).

40. Transaction: Agreement on Operating & Technical Support and Maintenance of ISS SOTUMS Information System concluded between OJSC Rostelecom and OJSC Far Eastern Communications Company.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Far Eastern Telecommunications Company; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Far Eastern Telecommunications Company; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company; V.A. Slizen – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company; Ye.A. Chechelnitsky – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company.

Material terms: Subject matter of the Agreement – OJSC Rostelecom shall render to OJSC Dalsvyaz services relating to servicing ISS SOTUMS Information System pursuant to the Agreement, provided that the servicing of OJSC Dalsvyaz shall be paid for under the procedure, in the amount and within the period stipulated by the Agreement. The Agreement was concluded for the period of one year, and it shall become effective on the date of signing the Agreement by Parties’ authorized representatives, and it shall apply to legal relationships pursuant to Acceptance & Handover Certificate for Software and data base of ISS SOTUMS Information System. In case where none of the Parties refuses to extend the Agreement 30 calendar days before its expiry, the Agreement shall be extended automatically for one year.

Approved by: the Board of Directors (Minutes No.18 as of April 27, 2006).

41. Transaction: Agreement on Rendering Services Relating to Ensuring Functioning of OJSC Rostelecom Communication Means between OJSC Rostelecom and OJSC Far Eastern Telecommunications Company.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Far Eastern Telecommunications Company; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Far Eastern Telecommunications Company; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company; V.A. Slizen – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company; Ye.A. Chechelnitsky – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company.

Material terms: Subject matter of the Agreement – the Contractor (OJSC Far Eastern Telecommunications Company), pursuant to Schedule to the Agreement and specifications for placing the communication means belonging to the Customer (OJSC Rostelecom), shall provide to the Customer, for a fee, services pertaining to provision of functioning of the communication means. The monthly payment under the Agreement is equal to RUR 3,717 a month, including VAT. In addition to the above specified monthly payment, the Customer shall make, on a monthly basis, payments for compensation of Contractor’s expenses on electric power consumed by the Customer’s communication means, in the amount of RUR 216.41 a month, including VAT. In addition, the Customer shall make a lump-sum payment for issuance of the specifications in the amount of RUR 2,950, without VAT. The Agreement shall become effective on the moment of entering into it by the Parties.

Approved by: the Board of Directors (Minutes No.18 as of April 27, 2006).

42. Transaction: Agreement on Providing an Opportunity to Place OJSC Rostelecom Equipment in Non-Residential Premises, concluded between OJSC Rostelecom and OJSC Far Eastern Telecommunications Company.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Far Eastern Telecommunications Company; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Far Eastern Telecommunications Company; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company; V.A.

Slizen – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company; Ye.A. Chechelnitsky – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company.

Material terms: Subject matter of the Agreement – the Contractor (OJSC Far Eastern Telecommunications Company) shall provide to the User (OJSC Rostelecom) an opportunity to place, for a fee, the Equipment for its subsequent operation by the User. The monthly payment under the Agreement is equal to RUR 7,434, including VAT. The Agreement shall become effective on the moment of its signing by Parties’ authorized representatives.

Approved by: the Board of Directors (Minutes No.18 as of April 27, 2006).

43. Transaction: Agreement on Ensuring Functioning of Equipment concluded between OJSC Rostelecom and OJSC Far Eastern Telecommunications Company.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Far Eastern Telecommunications Company; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Far Eastern Telecommunications Company; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company; V.A. Slizen – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company; Ye.A. Chechelnitsky – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company.

Material terms: Subject matter of the Agreement – ensuring by the Company, for a fee, of the functioning of OJSC Dalsvyaz equipment placed in non-residential premises of the Company. Price of the deal: monthly payment under the Agreement is equal to RUR 31,270, without VAT. In addition, the Customer shall make a lump-sum payment for issuance of the specifications in the amount of RUR 2,950, without VAT. The Agreement shall become effective on the moment of its signing by both Parties.

Approved by: the Board of Directors (Minutes No.18 as of April 27, 2006).

44. Transaction: Agreement on Ensuring Functioning of Equipment concluded between OJSC Rostelecom and OJSC Far Eastern Telecommunications Company.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Far Eastern Telecommunications Company; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Far Eastern Telecommunications Company; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company; V.A. Slizen – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company; Ye.A. Chechelnitsky – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Far Eastern Telecommunications Company.

Material terms: Subject matter of the Agreement – ensuring by OJSC Rostelecom, for a fee, of the functioning of OJSC Dalsvyaz equipment. The amount of monthly payment under the Agreement is equal to RUR 3,245, without VAT. In addition, the Customer shall make a lump-sum payment for issuance of the specifications in the amount of RUR 2,950, without VAT. The Agreement shall become effective on the moment of its signing by both Parties.

Approved by: the Board of Directors (Minutes No.18 as of April 27, 2006).

45. Transaction: Lease Agreement between OJSC Rostelecom and OJSC Sibirtelecom.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Sibirtelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Sibirtelecom.

Material terms: Subject matter of the Agreement – the Lessor (OJSC Rostelecom) undertakes to transfer, and the Lessee (OJSC Sibirtelecom) undertakes to accept for temporary possession and use, for a fee, the communication line property being owned by the Lessor, pursuant to Schedule No.1 to the Agreement. The rental fee over the duration of the Agreement is equal to RUR 319,500.00, excluding VAT. The lease period shall start on the moment of signing of Property Acceptance & Handover Certificate by the Parties and it shall continue over the duration of the Agreement.

Approved by: the Board of Directors (Minutes No.18 as of April 27, 2006).

46. Transaction: Lease Agreement between OJSC Rostelecom and OJSC Sibirtelecom.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Sibirtelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Sibirtelecom.

Material terms: Subject matter of the Agreement – the Lessor (OJSC Rostelecom) undertakes to transfer, and the Lessee (OJSC Sibirtelecom) undertakes to accept for temporary possession and use, for a fee, the communication line property being owned by the Lessor, pursuant to Schedule No.1 to the Agreement. The rental fee over the duration of the Agreement is equal to RUR 305,258, excluding VAT. The lease period shall start on the moment of signing of Property Acceptance & Handover Certificate by the Parties and it shall continue over the duration of the Agreement.

Approved by: the Board of Directors (Minutes No.18 as of April 27, 2006).

47. Transaction: Agreement on Rendering Services on Operating & Technical Servicing of the Equipment, concluded between the Company and OJSC Sibirtelecom.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Sibirtelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Sibirtelecom.

Material terms: Subject matter of the Agreement – the Contractor (OJSC Sibirtelecom) shall render to the Customer (OJSC Rostelecom) the services relating to operating & technical servicing of the Equipment belonging to the Customer, pursuant to Schedule No.1 to the Agreement. Price of rendered services on operating & technical servicing of the Equipment  is equal to RUR 2,100 a month, including VAT.

Approved by: the Board of Directors (Minutes No.18 as of April 27, 2006).

48. Transaction: Agreement on Production of Passes Granting the Right to Enter Facilities of OJSC MGTS, between the Company and OJSC Moscow City Telephone Network.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Moscow City Telephone Network; V.N. Yashin – Chairman of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Moscow City Telephone Network.

Material terms: Subject matter of the Agreement – the Company (Customer) commissions with, and OJSC MGTS (the Contractor) assumes obligations to produce passes providing to Customer’s employees the right to enter the OJSC MGTS facilities where the Customer holds temporarily free spaces on lease. The Customer undertakes to pay to the Contractor for the services rendered by the Contractor pursuant to the Agreement, and the amounts of such payments shall be determined in accordance with the Calculation of the Cost of a Pass for third party entities (Appendix No.1), being an integral part of the Agreement. The Contractor shall produce, upon Customer’s request, the relevant passes within 10 business days from the arrival of payment for the production of the passes to its settlement account. The Agreement shall become effective on the moment of its signing, and it shall be valid till December 15, 2006.

Approved by: the Board of Directors (Minutes No.18 as of April 27, 2006).

49. Transaction: Non-Residential Premises Lease Agreement between the Company and OJSC RTComm.RU.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC RTComm.RU; V.V. Terekhov – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of OJSC RTComm.RU; A. A. Gaiduk – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of OJSC RTComm.RU.

Material terms: Subject matter of the Agreement – provision by the Company to OJSC RTComm.RU,, for a fee,, for temporary possession and use, of non-residential premises belonging to the Company on the basis of its title to such premises,, for a fee, pursuant to the Agreement. Utilities and operating costs shall be borne by the Lessee.

Approved by: the Board of Directors (Minutes No.18 as of April 27, 2006).

50. Transaction: Additional Agreement to the Services Agreement between the Company and OJSC RTComm.RU.

Related parties: OJSC Svyazinvest – a shareholder owning 50.67% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC RTComm.RU; V.V. Terekhov – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of OJSC RTComm.RU; A. A. Gaiduk – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of OJSC RTComm.RU.

Material terms: Subject matter of the Additional Agreement is making amendments to the cost of services being rendered by the Company pursuant to the Agreement. Change of tariffs under the Agreement shall be reflected in separate additional agreements which shall be approved in advance by the Boards of Directors of the Parties.

Approved by: the Board of Directors (Minutes No.18 as of April 27, 2006).

51. Transaction: Agreement on Purchase-and-Sale of Shares in CJSC Insurance Company of the Trade Union of Telecommunications Sector Workers Costars between the Company and CJSC Insurance Company of the Trade Union of Telecommunications Sector Workers Costars.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is CJSC Insurance Company of the Trade Union of Telecommunications Sector Workers Costars; G. V. Rysakova – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of CJSC Insurance Company of the Trade Union of Telecommunications Sector Workers Costars.

Material terms: Subject matter of the Agreement – the Issuer (CJSC Insurance Company of the Trade Union of Telecommunications Sector Workers Costars) undertakes to transfer to the Company’s (Purchaser’s) property, and the Purchaser, pursuant to the Agreement, undertakes to accept and pay for the Issuer’s additional shares being placed in the process of their issue, and the Purchaser shall pay up additional shares at price of RUR 50 per share. Paying up of additional shares shall be carried out upon signing of the Agreement and up to the expiry of their placement period, by remitting funds from the Purchaser’s settlement account to the Issuer’s settlement account specified in the Agreement.

Approved by: the Board of Directors (Minutes No.19 as of May 12, 2006).

52. Transaction: Additional Agreement to the Agreement between the Company and NP Centre for Studies of Telecommunications Development Issues.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is Non-Commercial Partnership Centre for Studies of Telecommunications Development Issues; D.Ye. Yerokhin – General Director, Management Board Chairman, member of the Board of Directors of OJSC Rostelecom, member of the Board of NP Centre for Studies of Telecommunications Development Issues.

Material terms: Subject matter of the transaction – the Company undertakes to remit purpose-oriented membership fees to the Partnership’s settlement account in 2006.

Approved by: the Board of Directors (Minutes No.19 as of May 12, 2006).

53. Transaction: Contract of Work and Labor for Carrying out Measurements of Qualitative Characteristics and Drawing up of Electric Passport between the Company and OJSC Sibirtelecom.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Sibirtelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Sibirtelecom.

Material terms: Subject matter of the Agreement – carrying out by the Contractor (OJSC Rostelecom) of measurements of characteristics of synchronizing signal and drawing up an Electric Passport in accordance with the established form. The price of works under the Agreement is equal to RUR 78,841, including VAT. The deadline for carrying out the works under the Agreement is 10 business days from the date of signing the Agreement.

Approved by: the Board of Directors (Minutes No.20 as of June 19, 2006).

54. Transaction: Agreement on Rendering Services for Ensuring Functioning of Equipment of CJSC Yeniseitelecom located at OJSC Rostelecom Facilities, between the Company and CJSC Yeniseitelecom.

Related parties: OJSC Svyazinvest – a shareholder owning 50.67% of voting shares of OJSC Rostelecom, affiliated person of which – OJSC Sibirtelecom owns more than 20% shares CJSC Yeniseitelecom.

Material terms: Subject matter of the Agreement – Provision by the Contractor (OJSC Rostelecom) to the Customer (CJSC Yeniseitelecom) of services on ensuring functioning of the Customer’s Equipment located at Contractor’s facilities specified in Schedule to the Agreement. Payment shall be made by the Customer on a monthly basis not later than on the last day of the reporting month (i.e., the month in which the services were rendered) against invoice made out by the Contractor. The Agreement shall be deemed extended for every next year, if none of the Parties has announced cancellation of the Agreement 30 calendar days before the expiry of the Agreement. Provided that the terms and conditions of the Agreement are observed by the Parties, the Agreement may be extended unlimited number of times.

Approved by: the Board of Directors (Minutes No.20 as of June 19, 2006).

55. Transaction: Agreement on Provision of Dedicated Digital Channels and Trunk Lines between the Company and CJSC Moscow Centre for New Telecommunications Technologies.

Related parties: OJSC Svyazinvest – a shareholder of OJSC Rostelecom owning 50.67% of voting shares of OJSC Rostelecom, affiliated person of which is CJSC MTs NTT; A. A. Gaiduk – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of CJSC MTs NTT.

Material terms: Subject matter of the transaction: CJSC MTs NTT shall provide for use to the Company the digital communication channel, technical data for which are indicated in the Servicing Order (Schedule No.2 to the Agreement). The Company shall pay to CJSC MTs NTT, on the basis of an invoice made out by CJSC MTs NTT, the one-off payment for the connection of the digital communication channel specified in the Servicing Order (Schedule No.2 to the Agreement). The Company shall pay to CJSC MTs NTT, against invoices made out by CJSC MTs NTT, the monthly subscription fee for use of the digital communication channel specified in the Servicing Order (Schedule No.2 to the Agreement).

Approved by: the Board of Directors (Minutes No.20 as of June 19, 2006).

56. Transaction: Additional Agreement to the Agreement between the Company and CJSC GlobalTel.

Related parties: OJSC Svyazinvest – a shareholder of OJSC Rostelecom owning 50.67% of voting shares of OJSC Rostelecom, affiliated person of which is CJSC GlobalTel; D.Ye. Yerokhin – General Director, Management Board Chairman, member of the Board of Directors of OJSC Rostelecom, member of the

Board of Directors of CJSC GlobalTel; A. A. Gaiduk – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of CJSC GlobalTel; V.V. Terekhov – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of CJSC GlobalTel.

Material terms: Subject matter of the transaction – amending the list of primary digital trunk lines provided by the Company (the Contractor) to CJSC GlobalTel (the Customer). The price of the transaction: CJSC GlobalTel (the Customer) shall pay to the Company (the Contractor) the cost of connection of the primary digital trunk lines equal to the amount in Rubles being equivalent to USD 750 (without VAT) at the exchange rate set by the Bank of Russia for the day of making out the invoice by the Company, as well as the cost of using the primary digital trunk lines equal to the amount of Ruble being equivalent to USD 480 (without VAT) a month at the exchange rate set by the Bank of Russia for the day of making out the invoice by the Company.

Approved by: the Board of Directors (Minutes No.20 as of June 19, 2006).

57. Transaction: Agreement between the Company and OJSC RTComm.RU on Preparation and Issuance to the Company of Repeated Specifications (TU) for Cable Lead-In and Placing of Equipment of OJSC RTComm.RU in the Company’s Premises.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC RTComm.RU; V.V. Terekhov – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of OJSC RTComm.RU; A. A. Gaiduk – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of OJSC RTComm.RU.

Material terms: Provided that relevant engineering capability is available and that the Customer (OJSC RTComm.RU) has performed its obligations stipulated by the Agreement concluded between the Company and OJSC RTComm.RU, the Contractor (OJSC Rostelecom) undertakes to perform, upon Customer’s request, the Works relating to preparation and issuance of repeated specifications (TU) for cable lead-in, as well as for placing Customer’s Equipment in the premises of OJSC Rostelecom branch, MMT, and the Customer undertakes to accept the completed Works and to pay for them. Payments shall be made in advance, within 5 banking days, on the basis of an invoice made out by the Contractor. The Agreement shall become effective on the moment of its signing, and it shall be valid till December 31, 2006 with subsequent automatic extension for every following 6 months, provided that none of the parties has announced in writing its refusal to extend the Agreement 30 days before the expiry of the relevant validity period.

Approved by: the Board of Directors (Minutes No.20 as of June 19, 2006).

58. Transaction: Agreement on development of a detailed design between the Company and OJSC Giprosvyaz.

Related parties: OJSC Svyazinvest – a shareholder of OJSC Rostelecom owning 50.67% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Giprosvyaz; V.A. Slizen – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Giprosvyaz; Ye.A. Chechelnitsky – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Giprosvyaz.

Material terms: Subject matter of the Agreement – development of a detailed design of the Facility, by OJSC Giprosvyaz. Dates of starting and completing the works are set in the Calendar Plan (Schedule No. 1) to the aforesaid Agreement. The price of the Agreement is RUR 253,700.00, including VAT.

Approved by: the Board of Directors (Minutes No.20 as of June 19, 2006).

59. Transaction: Lease Agreement between the Company and OJSC VolgaTelecom.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC VolgaTelecom; V.A. Slizen – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC VolgaTelecom; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC

VolgaTelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC VolgaTelecom; K.V. Belyaev – member of the Management Board of OJSC Rostelecom, Chairman of the Board of Directors of OJSC VolgaTelecom.

Material terms: Subject matter of the Agreement – provision by the Company to OJSC VolgaTelecom, for a fee, for use on a temporary basis, of non-residential premises belonging to the Company on the basis of its title to such premises. The object of the lease is constituted by non-residential premises belonging to the Lessor (OJSC Rostelecom) on the basis of its title to such premises, for placement of a post office. The rental fee is RUR 41,193.17 a month, including VAT, and also including the amounts of utilities and operating expenses for maintenance of the aforesaid non-residential premises.

Approved by: the Board of Directors (Minutes No.21 as of June 23, 2006).

60. Transaction: Agreement on Provision of Positions in Cable Ducts for Placement of Communication Cables, Agreement on the Procedure for Termination of the Agreement as of January 1, 2001, Agreement on the Procedure for Termination of the Agreement as of January 1, 2003, Agreement on the Procedure for Termination of the Additional Agreement as of July 01, 2003 to the Agreement as of November 10, 2000 between the Company and OJSC VolgaTelecom.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC VolgaTelecom; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC VolgaTelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC VolgaTelecom; V.A. Slizen – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC VolgaTelecom; K.V. Belyaev – member of the Management Board of OJSC Rostelecom, Chairman of the Board of Directors of OJSC VolgaTelecom.

Material terms: Subject matter of the transaction – OJSC VolgaTelecom hands over, and OJSC Rostelecom (the Operator) accepts positions in the cable ducts for placement of communication cables at the sections listed in Schedule No.2 to the Agreement. The price of the transaction: payment for the services relating to provision of positions in the cable ducts for placement of communication cables at the sections listed in Schedule No.2 to the Agreement, pursuant to Schedule No.1 and Schedule No.2 to the Agreement. The Agreement shall become effective on the date of its signing by both Parties, and it shall be valid until December 31, 2006. If none of the Parties has announced termination of the Agreement one month before its expiry, the Agreement shall be deemed extended for the next one-year period.

Subject matter – starting from January 1, 2006 the terms of the Agreement as of January 1, 2001, the Agreement as of January 1, 2003, the Additional Agreement as of July 1, 2003 to the Agreement as of November 10, 2000 are not applicable to the corresponding relations of the Parties. The Parties have no claims to each other in respect of the Agreement as of January 1, 2001.

Approved by: the Board of Directors (Minutes No.21 as of June 23, 2006).

61. Transaction: Agreement on Inter-Network Interaction in the Process of Rendering Communications Services between the Company and OJSC Far Eastern Telecommunications Company.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Dalsvyaz; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Dalsvyaz; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Dalsvyaz; V.A. Slizen – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Dalsvyaz; Ye.A. Chechelnitsky – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Dalsvyaz.

Material terms: Subject matter of the Agreement – the Company shall render the service pertaining to interconnection and the service pertaining to the data traffic passing, using the resources of the Company’s backbone network. Validity period of the Agreement – from the moment of its signing by the Parties and till December 31, 2006, with an option to extend it.

Approved by: the Board of Directors (Minutes No.21 as of June 23, 2006).

62. Transaction: Agreement on Providing Domestic Long-Distance Dedicated Digital Channels for Use between the Company and OJSC Sibirtelecom.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Sibirtelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Sibirtelecom.

Material terms: Subject matter of the transaction – the Contractor (OJSC Rostelecom) shall provide for use to the Customer (OJSC Sibirtelecom) the digital channels listed in Schedule No.2 to the Agreement (hereinafter referred to as the “Communication Channels or Services”), and the Customer shall accept the Channels and pays for their use on the basis of calculations contained in Schedule No.1. The monthly price charged for use of the digital Channels is set in Schedule No.1 to the Agreement and is equal to RUR 567,672, without VAT. The period of rendering the services under the Agreement is specified in Schedule No.1 to the Agreement. The Agreement shall become effective on the date of its signing by both Parties. The Agreement shall be extended automatically on the same terms and conditions for the next year, provided that no written objections have been brought at least 30 calendar days before the commencement of the relevant year. Provided that the terms and conditions of the Agreement are observed by the Parties, the Agreement may be extended unlimited number of times.

Approved by: the Board of Directors (Minutes No.21 as of June 23, 2006).

63. Transaction: Real Property Purchase-and-Sale Agreement between the Company and OJSC Sibirtelecom.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Sibirtelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Sibirtelecom.

Material terms: Subject matter of the transaction – the Seller (OJSC Rostelecom) undertakes to transfer to the Buyer’s property (OJSC Sibirtelecom), and the Buyer undertakes to accept and pay for the real property (hereinafter referred to as the “Property”) specified in the Agreement, which belongs to the Seller on the basis of its title to such premises registered under the established procedure on the basis of the Privatization Plan. The Property being disposed of is located on the land lot belonging to the Seller on the basis of lease rights. The price of the Property under the Agreement is equal to RUR 1,534,241.90 (including VAT). Rights and obligations of the Parties arise from the moment of approval of the transaction by the Boards of Directors of the Buyer and the Seller. Transfer of all rights and obligations in respect of maintaining and servicing of the Property, including the ones arising from the relationships with land owners and land users, owners of various service lines laid at places where the Property is located, shall pass to the Buyer on the moment of its signing of the Property Handover and Acceptance Certificate.

Approved by: the Board of Directors (Minutes No.21 as of June 23, 2006).

64. Transaction: Agreement on Cancellation of the Agreement on Lease of Telecommunications Line Property Concluded between the Company and OJSC Sibirtelecom.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Sibirtelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Sibirtelecom.

Material terms: Agreement on Lease of Telecommunications Line Property concluded between the Company as a Lessor and OJSC Sibirtelecom as a Lessee, shall be deemed to be cancelled. The Parties’ obligations under the Lease Agreement have been performed. The Parties to the Lease Agreement have no claims to each other.

Approved by: the Board of Directors (Minutes No.21 as of June 23, 2006).

65. Transaction: Agreement on Cancellation of the Agreement on Lease of Telecommunications Line Property Concluded between the Company and OJSC Sibirtelecom.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Sibirtelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Sibirtelecom.

Material terms: Agreement on Lease of Telecommunications Line Property concluded between the Company as a Lessor and OJSC Sibirtelecom as a Lessee, shall be deemed to be cancelled. The Parties’ obligations under the Lease Agreement have been performed. The Parties to the Lease Agreement have no claims to each other.

Approved by: the Board of Directors (Minutes No.21 as of June 23, 2006).

66. Transaction: Agreement on Providing Services Relating to Arranging and Providing the Network Resource for Use between the Company and OJSC Moscow City Telephone Network.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20 % of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Moscow City Telephone Network; V.N. Yashin – Chairman of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Moscow City Telephone Network.

Material terms: Subject matter of the Agreement – OJSC MGTS shall render to the Company (hereinafter referred to as Rostelecom-MMT), for a fee, its services under the second phase of the Detailed Design, as described in the Agreement. In addition to that, under the second phase of the Detailed Design, Rostelecom–MMT shall also render services set out in the Agreement. The scheme for arranging communications and delimitation of the Parties’ scopes of responsibility are set out in Schedules No.2 and No.3 to the Agreement. The cost of services under the Agreement shall be determined pursuant to Schedule No.1 to the Agreement. The cost of services indicated in Schedule No.1 to the Agreement, is VAT exclusive. The Agreement shall become effective upon its signing by both Parties.

Approved by: the Board of Directors (Minutes No.21 as of June 23, 2006).

67. Transaction: Non-Residential Premises Lease Agreement between the Company and OJSC MMTS-9.

Related parties: OJSC Svyazinvest – a shareholder of the Company, affiliated person of which (OJSC Rostelecom) owns more than 20% of voting shares OJSC MMTS-9; D.Ye. Yerokhin – General Director, Management Board Chairman, member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC MMTS-9; A. A. Gaiduk – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of OJSC MMTS-9.

Material terms: Subject matter of the Agreement – provision by OJSC MMTS-9 to the Company,, for a fee,, for use on a temporary basis, of non-residential premises owned by OJSC MMTS-9, for the purpose of placing Lessee’s telecommunication equipment therein, as well as for using them as office and placing Lessee’s staff therein. The monthly rental fee under the Agreement is equal to RUR 6,808,674 without VAT. The Agreement shall become effective on the moment of its signing and it shall cover relationships between the Parties.

Approved by: the Board of Directors (Minutes No.21 as of June 23, 2006).

68. Transaction: Equipment Purchase-and-Sale Agreement between the Company and OJSC MMTS-9.

Related parties: OJSC Svyazinvest – a shareholder of the Company, affiliated person of which (OJSC Rostelecom) owns more than 20% of voting shares OJSC MMTS-9; D.Ye. Yerokhin – General Director, Management Board Chairman, member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC MMTS-9; A. A. Gaiduk – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of OJSC MMTS-9.

Material terms: Subject matter of the Agreement – purchase-and-sale of used electrical equipment, air conditioning and ventilation equipment, TVR and fire extinguishing equipment (hereinafter referred to as the

“goods”) installed in OJSC MMTS-9 building. The cost of the goods under the Agreement is equal to RUR 34,624,254, including VAT. The Agreement shall become effective on the moment of its signing by the Parties and it shall be valid till Parties’ complete performance of their obligations under the Agreement.

Approved by: the Board of Directors (Minutes No.21 as of June 23, 2006).

69. Transaction: Agreement on Development of Design Plans and Specification for the Facility between the Company and OJSC Giprosvyaz.

Related parties: OJSC Svyazinvest – a shareholder of OJSC Rostelecom owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Giprosvyaz; Ye.A. Chechelnitsky – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Giprosvyaz; V.A. Slizen – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Giprosvyaz.

Material terms: Subject matter of the Agreement is development of design plans and specification for the Facility upon the Customer’s (OJSC Rostelecom) order. The price of the Agreement is RUR 4,802,600.00. Time of commencement and completion of works under the Agreement shall be set out in the Calendar Plan constituting a Schedule to the Agreement. The Agreement shall become effective on the moment of its signing.

Approved by: the Board of Directors (Minutes No.21 as of June 23, 2006).

70. Transaction: Non-Residential Premises Lease Agreement between the Company and CJSC RUSTEL.

Related parties: OJSC Svyazinvest – a shareholder owning 50.67% of voting shares of OJSC Rostelecom, affiliated person of which is CJSC RUSTEL; V.V. Terekhov – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of CJSC RUSTEL.

Material terms: Subject matter of the Agreement – provision by the Company to CJSC RUSTEL,, for a fee,, for temporary possession and use, of non-residential premises belonging to the Company on the basis of its title to such premises. The monthly rental fee was set at RUR 217,142.64 a month without VAT, the amount of compensation for operating expenses for maintenance of the premises being taken on lease was set at 23,180.07 without VAT. The Agreement shall become effective on the moment of entering into it.

Approved by: the Board of Directors (Minutes No.21 as of June 23, 2006).

71. Transaction: Agreement on Rendering Services for Ensuring Functioning of Equipment between the Company and CJSC RUSTEL.

Related parties: OJSC Svyazinvest – a shareholder owning 50.67% of voting shares of OJSC Rostelecom, affiliated person of which is CJSC RUSTEL; V.V. Terekhov – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of CJSC RUSTEL.

Material terms: Subject matter of the Agreement: the Contractor renders to the Customer the service aimed at ensuring functioning of the Customer’s Equipment specified in Schedule No.2/1 to the Agreement and located at Contractor’s facilities. The Agreement shall become effective on the moment of entering into it and it shall be terminated simultaneously with termination of the non-residential premises lease agreement  concluded between the Contractor and the Customer.

Approved by: the Board of Directors (Minutes No.21 as of June 23, 2006).

72. Transaction: Additional Agreement No.1 to the Agreement on Rendering Services on Payment of Dividends on OJSC Rostelecom Shares as of December 08, 2003 between OJSC Rostelecom and OJSC United Registration Company.

Related parties: OJSC Svyazinvest – a shareholder of OJSC Rostelecom owning 50.67% of voting shares the Company, which, together with its affiliated persons, owns more than 20% of shares of OJSC United Registration Company.

Material terms: The list of services/works to be provided by OJSC ORK to the Company pursuant to the Agreement is appended pursuant to Clauses of the Additional Agreement. Given that CJSC Registrator-Svyaz ceased its operations on December 13, 2005, in connection with its reorganization which took the form of its take-over by OJSC United Registration Company, OJSC ORK is the successor of CJSC Registrator-Svyaz in respect of any its rights and duties arising from the Agreement, and through the entire text of the Agreement, the words “CJSC Registrator-Svyaz” and other equivalent references to OJSC ORK, as well as details of the Company’s counterparty under the Agreement shall be changed accordingly. The Additional Agreement shall become effective on the date of its signing.

Approved by: the Board of Directors (Minutes No.21 as of June 23, 2006).

73. Transaction: Additional Agreement No.2 to the Agreement on Rendering Services on Payment of Dividends on OJSC Rostelecom Shares as of December 08, 2003 between OJSC Rostelecom and OJSC United Registration Company.

Related parties: OJSC Svyazinvest – a shareholder of OJSC Rostelecom owning 50.67% of voting shares the Company, which, together with its affiliated persons, owns more than 20% of shares of OJSC United Registration Company.

Material terms: Subject matter of Additional Agreement: OJSC ORK undertakes, over the entire duration of the Additional Agreement, to render services to the Company as specified in Clause of the Additional Agreement (hereinafter referred to as the “services), and the Company undertakes to make payments for the services in the amount of RUR 295,000, including VAT, per annum. The Additional Agreement shall become effective on the date of its signing, and it shall be valid for the period of validity of the Agreement. The period of rendering the services: pursuant to Clauses 1.1 of the Additional Agreement.

Approved by: the Board of Directors (Minutes No.21 as of June 23, 2006).

74. Transaction: Additional Agreement No.1 to the Voluntary Medical Insurance Agreement as of November 01, 2005 between the Company and CJSC Medexpress.

Related parties: V.N. Yashin – Chairman of the Board of Directors of OJSC Rostelecom, member of the Supervisory Board of CJSC Medexpress.

Material terms: Subject matter of the transaction – making amendments to the Agreement, including the following ones: change of number and personal composition of insured persons information on whom is provided in Schedule No.1 to the Additional Agreement. The price of the transaction is RUR 1,120,736. Validity period – The Additional Agreement shall become effective on the moment of its signing.

Approved by: the Board of Directors (Minutes No.21 as of June 23, 2006).

75. Transaction: Agreement between OJSC Rostelecom and NPF Telecom-Soyuz on New Wording of the Agreement on Non-State Pension Plan, as well as attachments thereto.

Related parties: V.N. Yashin – Chairman of the Board of Directors of OJSC Rostelecom, Chairman of the Board of NPF Telecom-Soyuz; D.Ye. Yerokhin – General Director, Management Board Chairman and member of the Board of Directors of OJSC Rostelecom, member of the Board of NPF Telecom-Soyuz.

Material terms: Subject matter of the Agreement: the Company undertakes to pay pension plan contributions to the Fund to the benefit of Fund Participants, and the Fund undertakes to pay a non-state pension to the Fund Participants.

Approved by: the Board of Directors (Minutes No.21 as of June 23, 2006).

76. Transaction: Agreement on Protection of Confidentiality of Information Being a Trade Secret, between the Company and OJSC Central Telecommunications Company.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC CentrTelecom; A. N. Kiselev – Chairman of the Board of

Directors of the Company, Chairman of the Board of Directors of OJSC CentrTelecom; S.I. Kuznetsov – member of the Board of Directors of the Company, member of the Board of Directors of OJSC CentrTelecom; V.V. Degtyarev – member of the Board of Directors of the Company, member of the Board of Directors of OJSC CentrTelecom; Ye. P. Selvich – member of the Board of Directors of the Company, member of the Board of Directors of OJSC CentrTelecom; V.N. Yashin – member of the Board of Directors of the Company, member of the Board of Directors of OJSC CentrTelecom.

Material terms: Subject matter of the Agreement – procedure and terms and conditions for disclosure, receipt and use of information being a trade secret by the Parties.

Approved by: the Board of Directors (Minutes No.2 as of August 29, 2006).

77. Transaction: Confidentiality Agreement between the Company and OJSC Uralsvyazinform.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Uralsvyazinform; S.I. Kuznetsov – member of the Board of Directors of the Company, Chairman of the Board of Directors of OJSC Uralsvyazinform; Ye.A. Chechelnitsky – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Uralsvyazinform.

Material terms: Subject matter of the Agreement – procedure and terms and conditions for disclosure, receipt and use of information being a trade secret by the Parties.

Approved by: the Board of Directors (Minutes No.2 as of August 29, 2006).

78. Transaction: Confidentiality Agreement between the Company and OJSC North-West Telecom.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC North-West Telecom; A. N. Kiselev – Chairman of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC North-West Telecom; I.M. Ragozina – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC North-West Telecom; V.N. Yashin – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC North-West Telecom.

Material terms: Subject matter of the Agreement – procedure and terms and conditions for disclosure, receipt and use of information being a trade secret by the Parties.

Approved by: the Board of Directors (Minutes No.2 as of August 29, 2006).

79. Transaction: Confidentiality Agreement between the Company and OJSC Sibirtelecom.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Sibirtelecom; S.I. Kuznetsov – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Sibirtelecom; Ye.A. Chechelnitsky – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Sibirtelecom.

Material terms: Subject matter of the Agreement is the procedure and terms and conditions for disclosure, receipt and use of confidential information and information being a trade secret by the Parties.

Approved by: the Board of Directors (Minutes No.2 as of August 29, 2006).

80. Transaction: Confidentiality Agreement between the Company and OJSC Far Eastern Telecommunications Company.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Dalsvyaz; S.I. Kuznetsov – member of the Board of Directors of the Company, Chairman of the Board of Directors of OJSC Dalsvyaz; V.V. Degtyarev – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Dalsvyaz.

Material terms: Subject matter of the Agreement – procedure and terms and conditions for disclosure, receipt and use of information being a trade secret by the Parties.

Approved by: the Board of Directors (Minutes No.2 as of August 29, 2006).

81. Transaction: Confidentiality Agreement between the Company and OJSC Central Telegraph.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Central Telegraph; S. N. Panchenko – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Central Telegraph.

Material terms: Subject matter of the Agreement – procedure and terms and conditions for disclosure, receipt and use of information being a trade secret by the Parties.

Approved by: the Board of Directors (Minutes No.2 as of August 29, 2006).

82. Transaction: Confidentiality Agreement between the Company and OJSC Dagsvyazinform.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Dagsvyazinform; S. N. Panchenko – member of the Board of Directors of the Company, Chairman of the Board of Directors of OJSC Dagsvyazinform.

Material terms: Subject matter of the Agreement – procedure and terms and conditions for disclosure, receipt and use of information being a trade secret by the Parties.

Approved by: the Board of Directors (Minutes No.2 as of August 29, 2006).

83. Transaction: Confidentiality Agreement between the Company and OJSC Southern Telecommunications Company.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Southern Telecommunications Company; S. N. Panchenko – member of the Board of Directors of the Company, Chairman of the Board of Directors of OJSC Southern Telecommunications Company; Ye. P. Selvich – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Southern Telecommunications Company.

Material terms: Subject matter of the Agreement – procedure and terms and conditions for disclosure, receipt and use of information being a trade secret by the Parties.

Approved by: the Board of Directors (Minutes No.2 as of August 29, 2006).

84. Transaction: Additional Agreement to the Telecommunications Services Agreement between the Company and OJSC Southern Telecommunications Company.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Southern Telecommunications Company; S. N. Panchenko – member of the Board of Directors of the Company, Chairman of the Board of Directors of OJSC Southern Telecommunications Company; Ye. P. Selvich – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Southern Telecommunications Company.

Material terms: Subject matter of the Additional Agreement: OJSC YUTC shall provide the digital channel to OJSC Rostelecom for use.

Approved by: the Board of Directors (Minutes No.2 as of August 29, 2006).

85. Transaction: Agreement on Providing Optic Fibers for Use between the Company and OJSC Sibirtelecom.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Sibirtelecom; S.I. Kuznetsov – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Sibirtelecom; Ye.A. Chechelnitsky – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Sibirtelecom.

Material terms: Subject matter of the Agreement – providing optic fibers listed in Schedule No.2 to the Agreement, for use, for a fee,.

Approved by: the Board of Directors (Minutes No.2 as of August 29, 2006).

86. Transaction: Agreement on Lease of Non-Residential Premises Owned by OJSC MMTS-9.

Related parties: OJSC Svyazinvest – a shareholder of the Company, affiliated person of which, OJSC Rostelecom, owns more than 20% of voting shares OJSC MMTS-9; D.Ye. Yerokhin – General Director, Management Board Chairman, member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC MMTS-9; A. A. Gaiduk – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of OJSC MMTS-9.

Material terms: Subject matter of the Agreement: provision, by OJSC MMTS-9 to the Company,, for a fee,, for use on a temporary basis, of non-residential premises owned by OJSC MMTS-9, for the purpose of using the aforesaid premises for placing Lessee’s telecommunication equipment therein, as well as for using them as office and placing Lessee’s staff therein.

Approved by: the Board of Directors (Minutes No.2 as of August 29, 2006).

87. Transaction: Agreement on Cancellation of the Agreement on Rendering Services Relating to the Provision of Domestic Long-Distance Dedicated Digital Channels for Use between the Company and OJSC Sibirtelecom.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Sibirtelecom; S.I. Kuznetsov – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Sibirtelecom; Ye.A. Chechelnitsky – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Sibirtelecom.

Material terms: The Agreement shall be deemed cancelled from April 01, 2006. Mutual settlements between by the Parties have been carried out properly and in full. No debts between the Parties exist. The Agreement shall become effective on the moment of its signing by the Parties.

Approved by: the Board of Directors (Minutes No.3 as of October 04, 2006).

88. Transaction: Agreement on Providing Optic Fibers for Use between the Company and OJSC Sibirtelecom.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Sibirtelecom; S.I. Kuznetsov – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Sibirtelecom; Ye.A. Chechelnitsky – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Sibirtelecom.

Material terms: Subject matter of the transaction – the Company shall provide optic fibers to OJSC Sibirtelecom for use, а OJSC Sibirtelecom shall accept the optic fibers and make payments for their use pursuant to Schedule No.1 to the Agreement. OJSC Sibirtelecom shall use the optic fibers provided thereto for its use, for exercising licensed activities in the communications sphere. The monthly price charged for use of optic fibers is specified in Schedule No.1 to the Agreement. The Agreement shall become effective on the date of its signing by both Parties, and it shall be valid until December 31, 2008. The Agreement shall be extended on the same terms and conditions for the next year, provided that no written objections have been brought at least 30 calendar days before the commencement of the relevant year. Extension of the Agreement shall be documented by means of making a relevant written agreement between the Parties.

Approved by: the Board of Directors (Minutes No.3 as of October 04, 2006).

89. Transaction: Confidentiality Agreement between the Company and OJSC VolgaTelecom.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC VolgaTelecom; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC VolgaTelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC VolgaTelecom.

Material terms: Subject matter of the transaction – setting the procedure and terms and conditions for disclosure, receipt and use of confidential information and information being a trade secret by the Parties.

Approved by: the Board of Directors (Minutes No.3 as of October 04, 2006).

90. Transaction: Agreement on Providing Domestic Long-Distance Digital Channels and Trunk Lines for Use between the Company and CJSC RTCOM.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is CJSC RTCOM.

Material terms: Subject matter of the transaction – the Contractor shall provide digital channels (hereinafter referred to as the “Channels”) to the Customer for use, and the Customer shall accept the Channels and pay for their use pursuant to the Agreement. The Agreement shall become effective on the date of its signing by both Parties, and it shall be valid till December 31, 2006. The Agreement shall be deemed extended for the next period, if none of the Parties has announced its cancellation 30 days before the expiry of the Agreement. Provided that the condition set out in this Clause is observed, the Agreement may be extended unlimited number of times.

Approved by: the Board of Directors (Minutes No.3 as of October 04, 2006).

91. Transaction: Agreement on Design and Survey Works between the Company and OJSC Giprosvyaz.

Related parties: OJSC Svyazinvest – a shareholder of OJSC Rostelecom owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Giprosvyaz; Ye.A. Chechelnitsky – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Giprosvyaz.

Material terms: Subject matter of the Agreement: the Customer commissions with, and the Contractor assumes developing of detailed designs (hereinafter referred to as the “Works”) for the facilities listed set in the Agreement. The cost of works pursuant to the Record of Agreeing the Contractual Price (Schedule to the Agreement) for the Works in respect of the facilities specified in the Agreement, is equal to RUR 457,627, excluding VAT. Time of commencement and completion of the Works, as well as timing for carrying out individual stages of the Works are set by the Calendar Plan of Works (Schedule No.2 to the Agreement). The Agreement shall become effective on the moment of its signing.

Approved by: the Board of Directors (Minutes No.3 as of October 04, 2006).

92. Transaction: Agreement between the Company and CJSC Globalstar – Space Telecommunications (CJSC GlobalTel).

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is CJSC GlobalTel; D.Ye. Yerokhin – General Director, Management Board Chairman, member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of CJSC GlobalTel; A. A. Gaiduk – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of CJSC GlobalTel; V.V. Terekhov – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of CJSC GlobalTel.

Material terms: the Contractor, pursuant to the Agreement, shall render the following services to the Customer: development and issuance of specifications for interconnection to the Contractor’s basic CNS network, interconnection to the Customer’s telecommunications network. The Customer shall accept and pay for the services provided under the Agreement. The Agreement shall be deemed concluded on the moment of its signing by both Parties, and it shall be valid until December 31, 2006. Validity period of the Agreement shall be extended automatically for every subsequent calendar year, if none of the Parties declares in writing its intention to cancel it at least one month before the expiry of the Agreement.

Approved by: the Board of Directors (Minutes No.3 as of October 04, 2006).

93. Transaction: Agreement between the Company and CJSC Globalstar – Space Telecommunications (CJSC GlobalTel).

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is CJSC GlobalTel; D.Ye. Yerokhin – General Director, Management Board Chairman, member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of CJSC GlobalTel; A. A. Gaiduk – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of CJSC GlobalTel; V.V. Terekhov – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of CJSC GlobalTel.

Material terms: Subject matter of the Agreement: the Contractor, pursuant to the Agreement, shall render the following services to the Customer: development and issuance of specifications for interconnection to the Contractor’s basic CNS network; interconnection to the Customer’s telecommunications network in the city of Moscow to the Contractor’s basic CNS network; measurement of qualitative characteristics of the synchronizing signal and drawing up an “Electric Passport for Interconnection of the Telecommunications Operator’s Network to the Basic CNS Network”; monitoring of qualitative characteristics of the provided synchronizing signal generated by the basic CNS network and maintenance of relevant external ports of the equipment. The Agreement shall become effective on the moment of its signing by both Parties, and it shall be valid for the period of 1 year with an option to extend it.

Approved by: the Board of Directors (Minutes No.3 as of October 04, 2006).

94. Transaction: Policy Agreement on Voluntary Collective Insurance against Accidents between the Company and CJSC Insurance Company of the Trade Union of Telecommunications Sector Workers Costars.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is CJSC Insurance Company of the Trade Union of Telecommunications Sector Workers Costars; G. V. Rysakova – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of CJSC Insurance Company of the Trade Union of Telecommunications Sector Workers Costars.

Material terms: Subject matter of the Agreement: the Insurer (CJSC Insurance Company of the Trade Union of Telecommunications Sector Workers Costars) shall insure, on the basis of an application lodged by the Insured (the Company), employees of the Company and children of employees of the Company (hereinafter referred to as the “Insured Ones”) against accidents. The total amount covered under the Agreement is equal to RUR 3,029,000. The persons specified in Schedule No.1 to the Agreement-Policy shall be subject to be insured. The Agreement it is concluded for the period of 1 year, and shall become effective from 00 hours 00 minutes of the date of arrival of the first insurance premium to the Insurer’s account. The Agreement shall cover accidents having occurred over the period from 00 hours 00 minutes of August 30, 2006.

Approved by: the Board of Directors (Minutes No.3 as of October 04, 2006).

95. Transaction: Services Agreement between OJSC Rostelecom and OJSC Svyazintec.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Svyazintec.

Material terms: Subject matter of the transaction – the Company entrusts to, and OJSC Svyazintec assumes an obligation to render services relating to management of the Billing Conversion Programme, the purpose of which is to introduce the unified billing solution for the Company and put it into commercial operation.

Approved by: the Board of Directors (Minutes No.3 as of October 04, 2006).

96. Transaction: Agreement on Provision of Positions in Cable Ducts between OJSC Rostelecom and OJSC Uralsvyazinform.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Uralsvyazinform; Ye.A. Chechelnitsky – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Uralsvyazinform; Yu. A. Bilibin – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of OJSC Uralsvyazinform.

Material terms: Subject matter of the transaction – OJSC Uralsvyazinform shall provide, and OJSC Rostelecom shall accept positions in cable ducts for placing communication cables at sections listed in the Schedule to the Agreement. The price of the transaction is the monthly fees for the positions in cable ducts shall be stipulated by Schedule No.1 (hereinafter referred to as the “Tariffs for Provision of Positions in Cable Ducts”) and Schedule No.2 (hereinafter referred to as the “Record of Agreeing the Contractual Price for Providing Positions in the Cable Ducts and List of Sections of Cable Ducts”) attached to the Agreement, being an integral part of the Agreement. The Agreement shall become effective on the date of its signing by both Parties, and it shall be valid until December 31, 2006. If none of the Parties has announced termination of the Agreement one month before its expiry, the Agreement shall be deemed extended for the next one-year period.

Approved by: the Board of Directors (Minutes No.5 as of November 24, 2006).

97. Transaction: Agreement on Interconnection of Telecommunications Networks between OJSC Rostelecom and OJSC Russian Telecommunications Network.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Russian Telecommunications Network.

Material terms: Subject matter of the Agreement is the provision, by OJSC Rostelecom to the Operator, of interconnection services at the domestic long-distance level of interconnection, as far as servicing of communication means is concerned. The Agreement shall become effective on the moment of its signing by the Parties. Validity period of the Agreement shall be one year from the moment of its signing by the Parties with subsequent automatic extension.

Approved by: the Board of Directors (Minutes No.5 as of November 24, 2006).

98. Transaction: Agreement on Providing Communications Services between the Company and CJSC Yeniseitelecom.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which (OJSC Sibirtelecom) owns more than 20% CJSC Yeniseitelecom.

Material terms: Subject matter of the Agreement – Pursuant to the Agreement and on the basis of Orders being an integral part of the Agreement, the Contractor shall provide to the Customer, and the Customer shall accept and pay to the Contractor for, the services relating to provision of analogue communication channels indicated in the Orders, for use. The Agreement shall become effective upon its signing by the last of the Parties, and it shall be terminated when both Parties fully perform their obligations under the Agreement and each Order entered into within the framework of the Agreement.

Approved by: the Board of Directors (Minutes No.5 as of November 24, 2006).

99. Transaction: Additional Agreement No.12 to the Agreement on Interaction of Networks between the Company and CJSC Globalstar – Space Telecommunications.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is CJSC GlobalTel; D.Ye. Yerokhin – General Director, Management

Board Chairman, member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of CJSC GlobalTel; A. A. Gaiduk – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of CJSC GlobalTel; V.V. Terekhov – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of CJSC GlobalTel.

Material terms: OJSC Rostelecom shall make payment to the benefit of CJSC GlobalTel for the services of termination of calls to the CJSC GlobalTel network at codes and tariff set in the Additional Agreement.

Approved by: the Board of Directors (Minutes No.5 as of November 24, 2006).

100. Transaction: Additional Agreement No.2 and Amendment No.2 to Schedule No.2 to the Agency Agreement between the Company and CJSC GlobalTel.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is CJSC GlobalTel; D.Ye. Yerokhin – General Director, Management Board Chairman, member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of CJSC GlobalTel; A. A. Gaiduk – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of CJSC GlobalTel; V.V. Terekhov – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of CJSC GlobalTel.

Material terms: Subject matter of the Additional Agreement No.2 to the Agency Agreement: a new wording of the Clause of the Agency Agreement relating to tariffication of GlobalTel satellite communications services in so-called conventional units (c.u.). It is stipulated that one conventional unit shall be equal to 30 RF Rubles. Subject matter of the Amendment No.2 to Schedule No.2 to the Agency Agreement is similar one. The Additional Agreement No.2 to the Agency Agreement and Amendment No.2 to Schedule No.2 to the Agency Agreement shall come into effect on the moment of signing thereof, and they shall cover Parties’ relationships having arisen from June 01, 2006.

Approved by: the Board of Directors (Minutes No.5 as of November 24, 2006).

101. Transaction: Agreement between the Company and CJSC Globus-Telecom.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is CJSC Globus-Telecom; D.Ye. Yerokhin – General Director, Management Board Chairman, member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of CJSC Globus-Telecom; A. A. Gaiduk – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of CJSC Globus-Telecom; A. I. Isayev – member of the Management Board of OJSC Rostelecom, member of the Board of Directors of CJSC Globus-Telecom.

Material terms: Subject matter of the Agreement: the Contractor shall render the following services to the Customer: development and issuance of specifications (TU) for the connection of clock network synchronization (CNS) to the Contractor’s network; measurement of qualitative characteristics of the synchronizing signal and drawing up an “Electric Passport for Interconnection of the Customer’s Network to the Basic CNS Network”; monitoring of qualitative characteristics of the provided synchronizing signal generated by the basic CNS network. Timing for rendering the services: development and issuance of specifications for interconnection of the Customer’s telecommunications network to the Contractor’s basic CNS network shall be carried out within 10 days from signing the Agreement by both Parties; measurement of qualitative characteristics of the synchronizing signal and drawing up of the “Electric Passport for Interconnection of the Customer’s Network to the Basic CNS Network” shall be performed pursuant to the Agreement; monitoring of qualitative characteristics of the provided synchronizing signal generated by the basic CNS network shall be performed pursuant to the Agreement. The Agreement shall become effective on the moment of its signing by both Parties, and it shall be valid for the period of 1 year with an option to extend it.

Approved by: the Board of Directors (Minutes No.5 as of November 24, 2006).

102. Transaction: License Agreement between the Company and CJSC Moscow Centre for New Telecommunications Technologies.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is CJSC MTs NTT; A. A. Gaiduk – member of the Management Board of OJSC Rostelecom, Chairman of the Board of Directors of CJSC MTs NTT.

Material terms: The Lessor shall grant to the Lessee the right to use Rostelecom’s service mark in respect of any goods (services) for which it was registered, and the Lessee shall pay to the Lessor the remuneration under the procedure set out in this Agreement, and undertakes to observe provisions of the Agreement. The Agreement was concluded for the period of up to the expiry date of the service mark certificate issued to the Lessor, and it shall become effective upon occurrence of the following two events: signing of the Agreement by the last of the parties; registration of the Agreement pursuant to the procedure set by the existing Russian legislation. Extension of the Agreement would be possible, if the Lessor extends the validity period of the service mark certificate. Terms of extension of the Agreement shall be similar to those ones set out in the Agreement, unless otherwise agreed by both Parties. In such a case, the amount of remuneration shall not exceed the one agreed by the Parties in the Agreement.

Approved by: the Board of Directors (Minutes No.5 as of November 24, 2006).

103. Transaction: Agreement on Operational Servicing and Maintenance of Digital Transmission Systems Equipment between OJSC Rostelecom and OJSC Uralsvyazinform.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Uralsvyazinform; Ye.A. Chechelnitsky – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Uralsvyazinform.

Material terms: Subject matter of the transaction – operational servicing and maintenance of the digital transmission systems (DTS) equipment handed over by the Company (by the Customer). The price of the transaction: the Company shall pay to OJSC Uralsvyazinform the cost of operational servicing and maintenance of the DTS equipment in the amount of RUR 15,250.00 a month (without VAT). Validity period of the Agreement – it shall become effective on the date of its signing by both Parties, and it shall be valid until December 31, 2006, with an option to extend it. The period of rendering the services shall commence on the moment of signing the Agreement.

Approved by: the Board of Directors (Minutes No.7 as of December 25, 2006).

104. Transaction: The Additional Agreement No.1 to the Agreement between OJSC Rostelecom and OJSC Uralsvyazinform.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Uralsvyazinform; Ye.A. Chechelnitsky – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Uralsvyazinform.

Material terms: Subject matter of the transaction – the Company shall provide to OJSC Uralsvyazinform, for use on a temporary basis, optic fibers in the cable communications line at relevant sections, and payment therefor shall be made at the price specified in the Agreement (without VAT).

Approved by: the Board of Directors (Minutes No.7 as of December 25, 2006).

105. Transaction: Additional Agreement No.1 to the Agreement between OJSC Rostelecom and OJSC Uralsvyazinform.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Uralsvyazinform; Ye.A. Chechelnitsky – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC Uralsvyazinform.

Material terms: Subject matter of the transaction – OJSC Uralsvyazinform shall provide to the Company, for use on a temporary basis, optic fibers in the cable communications line at relevant sections, and payment therefor shall be made at the aforesaid price (without VAT).

Approved by: the Board of Directors (Minutes No.7 as of December 25, 2006).

106. Transaction: Agreement on Placement of Production Equipment between OJSC Rostelecom and OJSC Central Telecommunications Company.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Central Telecommunications Company; A. N. Kiselev – Chairman of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC CentrTelecom; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom; Ye. P. Selvich – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom; V.N. Yashin – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom.

Material terms: Subject matter of the Agreement – the Contractor undertakes to place,, for a fee,, the production equipment belonging to the Customer (composition of the equipment is described in Schedule No.1 to the Agreement) at production areas belonging to the Contractor on the basis of title thereto. The monthly fee under the Agreement is equal to RUR 25,000 a month, without VAT, and the cost of electric power consumed by the Company’s equipment shall be RUR 2,958.96 a month, without VAT. The Agreement shall become effective on the moment of its signing, and it shall be valid for the period of 11 months with an option to extend it. From the moment of its signing this Agreement, the prior space lease agreement shall be deemed to be cancelled.

Approved by: the Board of Directors (Minutes No.7 as of December 25, 2006).

107. Transaction: Agreement on Providing a Set of Resources between the Company and OJSC Central Telecommunications Company.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Central Telecommunications Company; A. N. Kiselev – Chairman of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC CentrTelecom; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom; Ye. P. Selvich – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom; V.N. Yashin – member of the Board of Directors of OJSC Rostelecom member of the Board of Directors of OJSC CentrTelecom.

Material terms: Subject matter of the Agreement – provision to the Organization (OJSC Rostelecom),, for a fee,, of a “set of resources” for installation and ensuring functioning of production equipment of transmission systems. The monthly fee under the Agreement is equal to RUR 21,952.32, including VAT 18%. The Agreement shall become effective on the moment of its signing, and it shall be valid till January 31, 2007 with an option to extend it. From the moment of its signing this Agreement, the prior agreement as of February 29, 2004 shall become null and void.

Approved by: the Board of Directors (Minutes No.7 as of December 25, 2006).

108. Transaction: Agreement on Providing a Set of Resources between OJSC Rostelecom and OJSC Central Telecommunications Company.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Central Telecommunications Company; A. N. Kiselev – Chairman of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC CentrTelecom; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom; Ye. P. Selvich – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom; V.N.

Yashin – member of the Board of Directors of OJSC Rostelecom member of the Board of Directors of OJSC CentrTelecom.

Material terms: Subject matter of the Agreement – provision to the Organization (OJSC Rostelecom),, for a fee,, of a “set of resources” for installation and ensuring functioning of production equipment of transmission systems. The monthly fee under the Agreement is equal to RUR 13,867.66, including VAT 18%. The Agreement shall become effective on the moment of its signing, and it is concluded for the period of 11 months with an option to extend it.

Approved by: the Board of Directors (Minutes No.7 as of December 25, 2006).

109. Transaction: Agreement on Rendering Equipment Placement Services between OJSC Rostelecom and OJSC Central Telecommunications Company.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Central Telecommunications Company; A. N. Kiselev – Chairman of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC CentrTelecom; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom; Ye. P. Selvich – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom; V.N. Yashin – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom.

Material terms: Subject matter of the Agreement – provision of services relating to placement of the Customer’s Equipment specified in Schedule 1 to the Agreement, to the Customer (OJSC Rostelecom),, for a fee,. The equipment is located at the Contractor’s facility. The Agreement shall become effective on the moment of its signing and it shall be valid until December 31, 2006, with an option to extend it.

Approved by: the Board of Directors (Minutes No.7 as of December 25, 2006).

110. Transaction: Agreement on Rendering a Range of Services Relating to Ensuring Functioning of Production Equipment between OJSC Rostelecom and OJSC Central Telecommunications Company.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Central Telecommunications Company; A. N. Kiselev – Chairman of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC CentrTelecom; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom; Ye. P. Selvich – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom; V.N. Yashin – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom.

Material terms: Subject matter of the Agreement – rendering of paid services relating to ensuring functioning of production equipment by the Contractor (OJSC CentrTelecom). The monthly fee under the Agreement shall be RUR 24,072, including VAT 18%.

Approved by: the Board of Directors (Minutes No.7 as of December 25, 2006).

111. Transaction: Agreement on Placement of Production Equipment between OJSC Rostelecom and OJSC Central Telecommunications Company.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Central Telecommunications Company; A. N. Kiselev – Chairman of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC CentrTelecom; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom; Ye. P. Selvich – member of the

Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom; V.N. Yashin – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom.

Material terms: Subject matter of the Agreement – Provision by Party – 1 (OJSC CentrTelecom),, for a fee,, of an opportunity to place equipment of Party – 2 (OJSC Rostelecom), as specified in the Schedule to the Agreement. The monthly fee under the Agreement shall be RUR 133,930 a month, including VAT 18%. The Agreement shall become effective on the moment of its signing and it shall be valid for 12 months, with an option to extend it.

Approved by: the Board of Directors (Minutes No.7 as of December 25, 2006).

112. Transaction: Agreement on Rendering a Services Relating to Provision of a Set of Resources for Production Equipment between OJSC Rostelecom and OJSC Central Telecommunications Company.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Central Telecommunications Company; A. N. Kiselev – Chairman of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC CentrTelecom; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom; Ye. P. Selvich – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom; V.N. Yashin – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC CentrTelecom.

Material terms: Subject matter of the transaction – Provision of services to the Customer (OJSC Rostelecom), for a fee, in respect of providing a set of resources for the production equipment specified in Schedule 1 to the Agreement and being placed by the Company for rendering communications services. The monthly fee under the Agreement is equal to RUR 20,768.00, including VAT 18%. The Agreement shall become effective on the moment of its signing, and it shall be valid for 11 months with an option to extend it.

Approved by: the Board of Directors (Minutes No.7 as of December 25, 2006).

113. Transaction: Property Purchase-and-Sale Agreement between OJSC Rostelecom and OJSC VolgaTelecom.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC VolgaTelecom; V.V. Degtyarev – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC VolgaTelecom; S.I. Kuznetsov – member of the Board of Directors of OJSC Rostelecom, Chairman of the Board of Directors of OJSC VolgaTelecom.

Material terms: Pursuant to the Agreement, the Seller (OJSC Rostelecom) undertakes to transfer to the Buyer’s (OJSC VolgaTelecom) property, and the Buyer undertakes to accept and pay for the cable communications line, including all items referred to the aforesaid Cable Line property (hereinafter referred to as the “Property”). Composition of the Cable Line is described in Schedule No.1, while composition of the Property – in Schedule No.2 to the Agreement. The price of the Agreement is equal to RUR 2,991,303, including VAT.

Approved by: the Board of Directors (Minutes No.7 as of December 25, 2006).

114. Transaction: Agreement on Activation of Optic Fibers and Providing them for Use between the Company and OJSC Sibirtelecom.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Sibirtelecom, S.I. Kuznetsov – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Sibirtelecom; Ye.A. Chechelnitsky – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Sibirtelecom.

Material terms: Subject matter of the transaction – OJSC Sibirtelecom shall activate and provide for use the optic fibers described in Schedule No.2 to the Agreement, and the User (OJSC Rostelecom) shall accept them and pay for activation and use of optic fibers under Schedule No.1 to the Agreement. The Agreement shall become effective on the date of its signing by both Parties, and it shall be valid until December 31, 2008.

Approved by: the Board of Directors (Minutes No.7 as of December 25, 2006).

115. Transaction: Agreement on Activation of Optic Fibers and Providing them for Use between the Company and OJSC Sibirtelecom.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Sibirtelecom; S.I. Kuznetsov – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Sibirtelecom; Ye.A. Chechelnitsky – member of the Board of Directors of the Company, member of the Board of Directors of OJSC Sibirtelecom.

Material terms: Subject matter of the transaction – OJSC Sibirtelecom shall activate and provide for use the optic fibers described in Schedule No. 2 to the Agreement, and the User (OJSC Rostelecom) shall accept them and pay for activation and use of optic fibers under Schedule No.1 to the Agreement. The User shall use the optic fibers provided for its use, in order to exercise licensed activities in the communications sphere in accordance with the agreed specifications. The Agreement shall become effective on the date of its signing by both Parties, and it shall be valid until December 31, 2008.

Approved by: the Board of Directors (Minutes No.7 as of December 25, 2006).

116. Transaction: Agreement on development of a detailed design regarding development of schemes for arranging communications, control, synchronization and engineering communications for the Facility between OJSC Rostelecom and OJSC Giprosvyaz.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Giprosvyaz;  Ye.A. Chechelnitsky – member of the Board of Directors of OJSC Rostelecom, member of the Board of Directors of OJSC Giprosvyaz.

Material terms: Subject matter of the Agreement – development by the Contractor (OJSC Giprosvyaz) upon the Customer’s assignment, (OJSC Rostelecom) of a detailed design regarding development of schemes for arranging communications, control, synchronization and engineering communications for the Facility: “Construction of a Fiber-Optic Transmission Line at Petrozavodsk-Murmansk Section Using Power Lines Infrastructure”. The price of the Agreement includes the total cost of works to be carried out by the Contractor under the Agreement, and is equal to: RUR 200,000.00, excluding VAT. Dates of commencement and completion of works, as well as timing for completing individual works stages are set in the Calendar Plan of Works (Appendix No.1 to the Agreement). The Agreement shall become effective on the moment of its signing.

Approved by: the Board of Directors (Minutes No.7 as of December 25, 2006).

117. Transaction: Additional Agreement No.1 to the Agreement as of January 16, 2006 between OJSC Rostelecom and CJSC Moscow Centre for New Telecommunications Technologies.

Related parties: OJSC Svyazinvest – a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is CJSC MTs NTT; A. A. Gaiduk – member of the Management Board of OJSC Rostelecom, Chairman of the Board of Directors of CJSC MTs NTT.

Material terms: Subject matter of the transaction: the Contractor shall provide to the Customer for use two digital communications channels, technical data for which are indicated in the Servicing Order. The Additional Agreement shall become effective on the moment of its signing. The period for using the communications channel shall be one year from the connection date, and the period shall be extended automatically, if none of the Parties has announced cessation of rendering services relating to the provision of the channel 1 month before the expiry of the aforesaid period.

Approved by: the Board of Directors (Minutes No.7 as of December 25, 2006).

118. Transaction: Non-Residential Premises Lease Agreement between OJSC Rostelecom and OJSC Svyazintec.

Related parties: OJSC Svyazinvest - a shareholder owning more than 20% of voting shares of OJSC Rostelecom, affiliated person of which is OJSC Svyazintec.

Material terms: Subject matter of the transaction: transfer of non-residential premises by the Lessor (the Company) to the Lessee (OJSC Svyazintec) for temporary ownership and use, for a fee,. The monthly rental fee under the Agreement is RUR 213,571, including VAT.

Approved by: the Board of Directors (Minutes No.7 as of December 25, 2006).